
13001445


fnb bancorp

Annual Report 2012

FNB BANCORP

BOARD OF DIRECTORS

LISA ANGELOT
Chairwoman of the Board

THOMAS G. ATWOOD, D.D.S

RONALD R. BARELS, D.D.S

JIM D. BLACK
President

ANTHONY J. CLIFFORD
Executive Vice President
Chief Operating Officer

MERRIE TURNER LIGHTNER
Vice President and Chief Financial Officer
Lightner Property Group, Inc.

THOMAS C. MCGRAW
Chief Executive Officer
Secretary of the Board

MICHAEL PACELLI
President
Bay Relations

EDWARD J. WATSON
Attorney, Partner
Watson & Lanctot, LLP

OFFICERS

THOMAS C. MCGRAW
Chief Executive Officer

JIM D. BLACK
President

ANTHONY J CLIFFORD
Executive Vice President
Chief Operating Officer

DAVID A. CURTIS
Senior Vice President
Chief Financial Officer

FIRST NATIONAL BANK OF NORTHERN CALIFORNIA

BOARD OF DIRECTORS

LISA ANGELOT
Chairwoman of the Board

THOMAS G. ATWOOD, D.D.S.

RONALD R. BARELS, D.D.S.

JIM D. BLACK
President

ANTHONY J. CLIFFORD
Executive Vice President
Chief Operating Officer

MERRIE TURNER LIGHTNER
Vice President and Chief Financial Officer
Lightner Property Group, Inc.

THOMAS C. MCGRAW
Chief Executive Officer
Secretary of the Board

MICHAEL PACELLI
President
Bay Relations

EDWARD J. WATSON
Attorney, Partner
Watson & Lanctot, LLP

RETIRED DIRECTORS

R. ALBERT ROENSCH
Director Emeritus

NEIL J. VANNUCCI
Director Emeritus

OFFICERS ADMINISTRATION

THOMAS C. MCGRAW
Chief Executive Officer

JIM D. BLACK
President

ANTHONY J. CLIFFORD
Executive Vice President
Chief Operating Officer

DAVID A. CURTIS
Senior Vice President
Chief Financial Officer

CHARLES R. KEY
Senior Vice President
Information Technology
Director

EDWIN T. ARRIOLA
Senior Vice President
Human Resources
Director

MATT BUTLER
Senior Vice President
Regional Manager

JEAN JAUREGUI
Senior Vice President
Central Services
Director

OFFICERS ADMINISTRATION

MADELEINE LINDSAY
Senior Vice President
Risk and Compliance
Officer

MICHELLE MCGHEE
Vice President
Central Services
Manager

GINA MORALES
Vice President
Central Operations
Manager

MALCOLM A. MORRIS
Vice President
Controller

TAUS RAZA
Vice President
Electronic Banking
Manager

JANELLE SANTIAGO
Vice President
Assistant Director
Information Technology

JEAN SIGUA
Vice President
Branch Operations
Administrator

MICHAEL TRAINOR
Vice President
Maintenance and
Facilities Manager

TERENCE YU
Vice President
Treasurer

EILEEN GARCIA
Assistant Vice President
Compliance Assistant

AMIT HADA
Assistant Vice President
Information Technology
Systems Administrator

ESTEBAN MORALES
Assistant Vice President
Purchasing Manager

MIKE NIGHTINGALE
Assistant Vice President
Information Technology
Senior Network Systems
Administrator

NATHALIA RODRIGUEZ
Assistant Vice President
Personal Banking
Administrator

BRENDA SHOOMILOFF
Assistant Vice President
Training Manager

KURT VALLEY
Assistant Vice President
Information Technology
Security Officer

JAMES YAO
Assistant Vice President
Human Resources
Generalist

CAROLYN ARIAS
Bank Officer
Payroll & Benefits
Administrator

SHIRLEY CABANERO
Bank Officer
Finance Officer

EVELYN CAKEBREAD
Bank Officer
ACH/EFT Specialist

GLORIA FLORES
Bank Officer
Wire Transfer Specialist

YOLANDA GONZALEZ
Bank Officer
Risk Officer Assistant

MAUNG LIN
Bank Officer
Computer Operator

MARIA WILLIAMS
Bank Officer
Executive Assistant

BUSINESS DEVELOPMENT & COMMERCIAL BANKING DIVISION

STUART KEIRLE
Senior Vice President
Executive Development Director

EDWARD CRUZ
Vice President
Sr. Business Development Officer

RICHARD KAMPMANN
Vice President
Bus. Deposit Treasury Manager

CATHERINE LEVITT
Vice President
Corporate Banking Officer

CHRIS LEUNG
Business development Officer

DEBORAH SANWAL
Vice President
Treasury Management Officer

CREDIT ADMINISTRATION

BILL TECSON
Senior Vice President
Credit Administrator

SHEILA MACNAUGHTON
Vice President
Loan Servicing & Support Manager

ANGELA TURNER
Bank Officer
Loan Serv. & Support Asst. Manager

LOAN ADMINISTRATION

RANDY BRUGIONI
Senior Vice President
Chief Credit Officer

KATHY CASTOR
Vice President
Construction Loan Dept. Manager

SUSAN KEMP
Vice President
Mortgage Loan Officer

RICHARD LEE
Vice President
Commercial Loan Officer

PAULINE LIM
Vice President
Commercial Loan Officer

CASSANDRA MONTEITH
Vice President
Commercial Loan Officer
Team Leader

JANINE PERRIGNON
Vice President
SBA Loan Dept. Manager

LUCHO VIVANCO
Vice President
Commercial Loan Officer

TERRY WARD
Vice President
Commercial Loan Officer
Team Leader

CATHERINE XU
Vice President
Commercial Loan Officer

ROGER TAKI
Assistant Vice President
Commercial Loan Officer

LISTI WONG
Assistant Vice President
Commercial Loan Officer

ZAID KHAN
Bank Officer
Construction Loan
Disbursement Specialist

DANIEL MCKENZIE
Bank Officer
Senior Credit Analyst

GRACE TURLA
Bank Officer
Premier Banking Deposit
Services Officer

PHILLIP CHAN
Senior Credit Analyst

ADMINISTRATION OFFICE
975 El Camino Real, South San Francisco, California 94080
Telephone (650) 588-6800
Fax (650) 588-9695

BRANCHES

DALY CITY
6600 Mission Street, Daly City, California 94014
Telephone (650) 992-8800

DEREK CHAN
Vice President
Branch Manager

BELMA DURAN
Branch Officer
Operations Supervisor

OLIVIA VEGA
Branch Officer
Operations Supervisor

TERESITA RIVERA
Branch Officer
Universal Banker

SOUTH SAN FRANCISCO
211 Airport Boulevard, South San Francisco, California 94080
Telephone (650) 8730211

JENNIE DAVIS
Assistant Vice President
Branch Manager

SHERRIE LANDERITO
Branch Officer
Operations Supervisor

MAGELLA DEGUZMAN
Branch Officer
Universal Banker

MILLBRAE/SAN BRUNO
1551 El Camino Real, Millbrae, California 94030
Telephone (650) 871-4400

HILDA DELGADO
Assistant Vice President
Branch Manager

MARINA TOLENTINO
Branch Officer
Operations Supervisor

MIROSLAV MIKLOS
Branch Officer
Universal Banker

BURI BURI
975 El Camino Real, South San Francisco, California 94080
Telephone (650) 726-6373

GARRETT MOORE
Vice President
Branch Manager

RYAN HO
Branch Officer
Operations Supervisor

LUZVIMINDA PALATINO
Branch Officer
Universal Banker

HALF MOON BAY
736 Main Street, Half Moon Bay, California 94019
Telephone (650) 726-6373

SARA WATSON Vice President Branch Manager	SARITA CHARAN Branch Officer Operations Supervisor

LINDA MAR
1450 Linda Mar Shopping Center, Pacifica, California 94044
Telephone (650) 359-5811

HEM PATEL Assistant Vice President Branch Manager	MARINE KEKLIKIAN Branch Officer Universal Banker	ERNESTO SALAK Branch Officer Operations Supervisor

REDWOOD CITY*
700 El Camino Real, Redwood City, California 94063
Telephone (650) 299-0700

MARIA AREVALO Assistant Vice President Branch Manager	FARIDA KHALID Branch Officer Operations Supervisor

SAN MATEO
150 East Third Avenue, San Mateo, California 94401
Telephone (650) 340-1033

KATHY STROHMEIER Assistant Vice President Branch Manager	MY LEVAL Branch Officer Operations Supervisor	FARISHA ORNELAS Branch Officer Universal Banker

PESCADERO**
239 Stage Road, P. O. Box 70, Pescadero, California 94060
Telephone (650) 879-0875

SARA WATSON Vice President Branch Manager	ELIANA FALK Branch Officer Operations Supervisor

SAN FRANCISCO***
Financial District
65 Post Street, San Francisco, California 94104
Telephone (415) 661-4800

DEREK CHAN Vice President Branch Manager	DONNA MESCHI Branch Officer Operations Supervisor

PORTOLA BRANCH*

699 Portola Drive, San Francisco, California 94127
Telephone (415) 661-4800

DEREK CHAN Vice President Branch Manager	JAYNE ABAD Branch Officer Operations Supervisor

CHESTNUT STREET BRANCH

2197 Chestnut Street, San Francisco, California 94123
Telephone (415) 561-0521

REINA CEJA Vice President Branch Manager	NELLY LEE Branch Officer Operations Supervisor

BATTERY***

130 Battery Street, San Francisco, California 94111
Telephone (415) 392-0642

DEREK CHAN Vice President Branch Manager	PHILLIP MA Vice President Commercial Loan Officer	ESTRELLA UY Vice President Finance Officer
	SALVADOR BOLECHE Branch Officer Universal Banker	

SUTTER

447 Sutter Street, San Francisco, California 94108
Telephone (415) 288-7311

DEREK CHAN Vice President Branch Manager	NANCY WU Vice President Commercial Loan Officer	RAMON MESIA Branch Officer Operations Supervisor

GUAM***

1088 w. Marine Corps Drive-Suite 129 Dededo, Guam 96929
Telephone (671) 637-1037

LEX LIM Vice President Branch Manager	MARILOU NOVILLA Branch Officer Operations Supervisor	DANIEL OLCHONDRA Branch Officer Commercial Loan Officer
	OFELIA MENESES Personal Banker	

Branches Open:

Monday through Thursday 9am-5pm; Friday 9am-6pm; Saturday 9am-1pm
Except: *Monday through Friday 9am-6pm
**Monday through Thursday 9am-4pm; Friday 9am-6pm
***Monday through Friday 9am-5pm
****Monday through Thursday 9am-5pm; Friday 9am-6pm
*****Monday through Thursday 9:30 am-5:30 pm; Friday 9am-6pm; Saturday 9 am-2pm Guam time


DEPOSITS
(Millions)
1,000
800
600
400
200
0
08
09
10
11
12
$
501
599
628
622
768


ASSETS
(Millions)
1,200
1,000
800
600
400
200
0
08
09
10
11
12
$
661
708
715
716
875


LOANS
(Millions)
800
700
600
500
400
300
200
100
0
08
09
10
11
12
$
498
494
475
444
542


CAPITAL
(Millions)
120
100
80
60
40
20
0
08
09
10
11
12
$
68
79
81
87
95


fnb bancorp

April 18, 2013

Dear Shareholder:

Thank you for taking the time to review our 2012 Annual Report. We hope to see you at our 50th Annual Shareholder meeting. If you are planning to attend, please note the following changes. The new location is the South San Francisco Conference Center, 255 South Airport Boulevard, South San Francisco, California, June 11, 2013 at 5:30 P.M. The reason for the change in date, venue and time; more time for delivery and review of your Proxy and Annual Report, an earlier start as immediately following our shareholder meeting we will have a party to celebrate our 50th Anniversary and the location allows for larger attendance. We hope you can be there!

Reflecting upon 2012 in preparing this brief narrative highlighting some of the challenges and achievements of your bank, I found myself drawn back to the recognition that this is our 50th year of meeting the credit and deposit needs of our communities. It was 1962 when Ricco Lagomarsino took the first steps to bring his vision to reality; creating a community bank based in Daly City serving the people of Daly City. Along with T. Galt Atwood, Harry Carusis, Lawrence Vannucci, Gerald Mincher and Elton McGraw, they became the first Board of Directors of First National Bank of Daly City, which opened on Friday, May 3, 1963. The bank's goals were straightforward; offer an investment opportunity to local residents to become shareholders in a local bank, staffed with local employees serving the banking needs of the local community. This would be a bank with longer banking hours and a bank that supported the Daly City community as a good corporate citizen. Mr. Lagomarsino saw this opportunity as a win, win, win proposition. The local shareholders would see their investment grow, local residents would be offered employment and members of the community would have a viable banking alternative to the big bank just over the top of the hill on Mission Street. Fast forward to 2013. Achieving these goals is as relevant today as it was in 1963, but wow, have things changed over the last 50 years. Today we have 15 branches in eleven communities and we have borrowers and depositors throughout the Bay Area! Our asset size is just under $900 million dollars, customers can bank 24 hours a day with our ATM's or through online banking, bills can be paid online, balances can be checked online, funds can be transferred electronically and deposits made electronically from the convenience of your business office and soon we will be offering banking by smart phone. With the industry push to utilize all this technology we haven't neglected those customers who want the human touch and our branches remain a vital part of our service delivery network with talented and caring banking professionals. Sadly, none of our original founders are still alive today. (Although Ricco Lagomarsino's granddaughter, Lisa Angelot is our Chairwoman, T. Galt Atwood's son, Dr. Tom Atwood serves on our board, Elton McGraw was my dad and Lawrence Vannucci's nephew, Neil is a Director Emeritus, so not only do we answer to you as a shareholder, but to our families as well.) If our founders were here today to see how banking has changed, they would likely respond with **"You can do what?"**

Our collective hope, if they could see us today, would be that our many dedicated employees who have loyally served our customers over the past 50 years would be judged to be good stewards of the Family Bank tradition. And speaking of the Family Bank, one major change we have made going into our 50th year is a new logo. The family logo has been the subject of significant discussion over the years. Many people were saddened to see it replaced, but we have matured into a bank that is approximately 85% commercial. We have heard from time to time that some businesses perceive our bank as a consumer bank that just makes car loans. We felt compelled to bring the image of our commercial bank into the 21st Century and not risk losing business due to misperception. We have also received many compliments concerning the new logo. Regardless of our look, we remain a bank that treats our customers like family and that commitment will never change.

Here is a quick look at some of our key numbers year over year. 2012 was our most profitable year on record, due in large measure to the significant discount we realized in our all cash purchase of Oceanic Bank which closed in September of 2012. This was a onetime event resulting in a bargain purchase gain in excess of $3.6 million dollars.

Some financial highlights from 2012:	2012	2011
Net earnings available to common shareholders	$ 8,145,000	$3,457,000
Earnings Per Share:		
Basic	$ 2.21	$0.94
Diluted	$ 2.17	$0.93
Return on Average Assets	1.03%	0.48%
Return on Average Equity	9.00%	4.14%
Net Loans	$ 541,563,000	$443,721,000
Total Deposits	$ 768,352,000	$621,778,000
Total Assets	$ 875,340,000	$715,641,000
Total Equity	$ 95,358,000	$87,196,000

Regulatory Capital Ratios	2012	2011	2010	Minimum Requirements "Well Capitalized"
Total risk-based Capital	14.65%	16.53%	14.93%	10.00%
Tier 1 risk-based Capital	13.40%	15.27%	13.67%	6.00%
Leverage Capital Ratio	9.75%	11.21%	10.52%	5.00%

The cash purchase price for acquiring Oceanic Bank was $27,750,000. As a result you will see the Capital Ratios were reduced year over year.

Going forward, we still see clouds on the horizon. The Federal Reserve has stated their intention to keep interest rates low through 2015. The prime rate has languished at 3.25% since December 16, 2008. This has kept our interest margins compressed. The impact of low interest rates has been exacerbated by competition from large banks who are offering interest rates in the high 2% range. Some borrowers are paying off loans with us to chase these lower rates elsewhere. Our overhead costs range in the 3.8% range so we can't and won't compete on rate. Sustainable earnings over time remain our biggest challenge. The regulatory environment is creating new compliance issues. One third of the Dodd Frank law has been enacted into regulations along with the creation of the Consumer Financial Protection Bureau. Another third of Dodd Frank is still under study and the final third has yet to be addressed.

In spite of these challenges, we also have some positives to report. Our purchase of Oceanic Bank not only enhanced our profit for 2012, but we also added a performing loan portfolio of approximately $100 million dollars. Our loan pipeline continues to grow and we have seen new construction activity which has been dormant for years. This indicates to us, in our marketplace, that consumer and business confidence is increasing. Even with low rate competition, we have been able to demonstrate our overall value to borrowers to retain their loyalty; personalized credit solutions often outside the box, direct access to decision makers, quick turnaround on loan requests and a willingness to work with borrowers who may be struggling. Our commitment is to see the bank's interests protected and see each borrower succeed. There remains a palpable mistrust of large banks and the movement to bank locally has driven business to us. One of the most effective methods of developing new business has been referrals from existing satisfied customers. Our Finance Department has been a very effective watchdog for expense control. In 2013 we are closing two Oceanic branches; one in Guam and one satellite branch on Sutter Street in San Francisco. Our Post Street branch in the financial district will close and consolidate into Oceanic's former headquarters at 130 Battery Street in San Francisco. These moves will further reduce our expenses. We were able to raise the cash dividend to $.08 per share as we target a gradual return to pre-recession cash dividend levels. Our total classified assets as a percentage of capital pre-acquisition were $20 million or 22% of capital and $39 million or 42% of capital post acquisition. We believe classified assets will be reduced below 25% of capital, and Non Performing Assets will be reduced below $15 Million by the end of the second quarter of 2013. Oceanic's loan portfolio overall is considered healthy, however there were some problem loans we inherited in the purchase. We have identified the weaknesses associated with these loans and have action plans to address these issues. Finally, our mortgage program has exceeded expectations with $51 Million in mortgages that we held at the end of 2012.

Cautious optimism remains our outlook along with a daily commitment to seeing your investment grow in value. Should you have any questions I can be reached at 650-875-4865, or at tmcgraw@fnbnorcal.com.

Sincerely,



Tom McGraw
Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ Annual report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2012, or

❑ Transition report pursuant to Section 13 or 15 (d) of Securities Exchange Act of 1934

Commission File No. 000-49693

FNB BANCORP

(Exact name of registrant as specified in its charter)

California	91-2115369
(State or other jurisdiction of incorporation or organization)	(IRS Employer ID Number)
975 El Camino Real, South San Francisco, California	94080
(Address of principal executive offices)	(Zip code)

(650) 588-6800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Title of Class: Common Stock, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ❑ No ☒
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ❑ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ❑ No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ❑ No ☒

Indicate by check mark if disclosure of delinquent filers pursuant to item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this 10-K ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company " in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ❑ Accelerated filer ❑ Non-accelerated filer ☒ Smaller reporting company ❑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ❑ No ☒

Aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $27,328,884

Page 1 of 120 pages

Number of shares outstanding of each of the registrant's classes of common stock, as of March 8, 2013
No par value Common Stock – 3,722,122 shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference into this Form 10-K: Part III, Items 10 through 14 from Registrant's definitive proxy statement for the 2013 annual meeting of shareholders.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Forward-Looking Statements: Certain matters discussed or incorporated by reference in this Annual Report on Form 10-K including, but not limited to, matters described in "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations," are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. Such forward-looking statements may contain words related to future projections including, but not limited to, words such as "believe," "expect," "anticipate," "intend," "may," "will," "should," "could," "would," and variations of those words and similar words that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected. Factors that could cause or contribute to such differences include, but are not limited to, the following: (1) variances in the actual versus projected growth in assets; (2) return on assets; (3) loan and lease losses; (4) expenses; (5) changes in the interest rate environment including interest rates charged on loans, earned on securities investments and paid on deposits; (6) competition effects; (7) fee and other noninterest income earned; (8) general economic conditions nationally, regionally, and in the operating market areas of the Company, including State and local issues being addressed in California; (9) changes in the regulatory environment; (10) changes in business conditions and inflation; (11) changes in securities markets; (12) data processing problems; (13) a further decline in real estate values in the operating market areas of the Company; (14) the effects of terrorism, the threat of terrorism or the impact of the current military conflicts in Iraq and Afghanistan, and the conduct of the war on terrorism by the United States and its allies, worsening financial and economic conditions, natural disasters, and disruption of power supplies and communications; and (15) changes in accounting standards, tax laws or regulations and interpretations of such standards, laws or regulations, as well as other factors. The factors set forth under "Item 1A – Risk Factors" in this report and other cautionary statements and information set forth in this report should be read carefully, considered and understood as being applicable to all related forward-looking statements contained in this report when evaluating the business prospects of the Company and its subsidiary.

Forward-looking statements are not guarantees of performance. By their nature, they involve risks, uncertainties and assumptions. Actual results and shareholder values in the future may differ significantly from those expressed in forward-looking statements. You are cautioned not to put undue reliance on any forward-looking statement. Any such statement speaks only as of the date of the report, and in the case of any documents that may be incorporated by reference, as of the date of those documents. We do not undertake any obligation to update or release any revisions to any forward-looking statements, or to report any new information, future event or other circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law. However, your attention is directed to any further disclosures made on related subjects in our subsequent reports filed with the Securities and Exchange Commission on Forms 10-K, 10-Q and 8-K.

General

FNB Bancorp (the "Company") is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. The Company was incorporated under the laws of the State of California on February 28, 2001.

As a bank holding company, the Company is authorized to engage in the activities permitted under the Bank Holding Company Act of 1956, as amended, and regulations thereunder. Its principal office is located at 975 El Camino Real, South San Francisco, California, 94080, and its telephone number is (650) 588-6800.

The Company owns all of the issued and outstanding shares of common stock of First National Bank of Northern California, a national banking association ("First National Bank" or the "Bank"). The Company has no other subsidiary.

The Bank was organized in 1963 as "First National Bank of Daly City." In 1995, the shareholders approved a change in the name to "First National Bank of Northern California." The administrative headquarters of the Bank is located at 975 El Camino Real, South San Francisco, California. The Bank is locally owned and presently operates twelve full service banking offices in the cities of Daly City, South San Francisco, Millbrae, Pacifica, Half Moon Bay, San Mateo, Redwood City, Pescadero, plus its Post Street, Sutter Street, Battery Street, Chestnut Street and Portola offices in San Francisco. The Bank also has a loan production office in Sunnyvale. It also has a branch on the island of Guam. The Bank's primary business is servicing the business or commercial banking needs of individuals and small to mid-sized businesses within San Mateo and San Francisco Counties.

The Bank is chartered under the laws of the United States and is governed by the National Bank Act, and is a member of the Federal Reserve System. The Federal Deposit Insurance Corporation insures the deposits of the Bank up to the applicable legal limits, currently $250,000 per separately insured depositor. The Bank is subject to regulation, supervision and regular examination by the Office of the Comptroller of the Currency. The regulations of the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, and the Office of the Comptroller of the Currency govern many aspects of the Bank's business and activities, including investments, loans, borrowings, branching, mergers and acquisitions, reporting and numerous other areas. The

Bank is also subject to applicable provisions of California law to the extent those provisions are not in conflict with or preempted by federal banking law. See "Supervision and Regulation" below.

The Bank's market areas consist primarily of the counties of San Francisco and San Mateo. Based on latest available reports from the U. S. Department of Commerce Bureau of Economic Analysis, per capita income in the counties of San Francisco and San Mateo for the year 2011 were $74,349 and $69,577, respectively, which represented an increase of 1.2% and a decrease of 0.9%, respectively, over 2008 levels. Management believes per capita income levels will grow at single digit growth rates during the year ending December 31, 2013, based upon expected economic activity levels and overall employment prospects. Unemployment data published by the California Employment Development Department reports unemployment levels of 6.5% in San Francisco County, 6.0% in San Mateo County, and 9.7% for the State of California, in December 2012. For December 2011, San Francisco County showed 7.6%, San Mateo County showed 7.2%, and the State of California 10.9%.

In addition, a report from the California Employment Development Department ("EDD"), based on information published by America's Labor Market Information System (ALMIS) Employer Database 2011 1 st Edition, lists the following major employers in San Francisco County: Bechtel, Deloitte, GSA Pacific Rim Region, California Pacific Medical Center, Kaiser Permanente Medical Center, San Francisco General Hospital, Pacific Gas & Electric, San Francisco Chronicle, San Francisco State University, and University of California-San Francisco. The following were listed as major employers in San Mateo County: Genentech, Gilead Sciences, Kaiser Permanente Medical Group, Mills-Peninsula Medical Center, San Mateo County Human Resources, San Mateo County Mental Health, Oracle Corp., SRI International, Stanford Linear Accelerator and Visa International Services Association. The major labor force in both counties is represented by the service industries, including financial activities, educational and health services, professional and business services, leisure and hospitality and state government.

The Bank offers a broad range of services to individuals and businesses in its primary service area, including a full line of business financial products with specialized services such as courier, appointment banking, and business Internet banking. The Bank offers personal and business checking and savings accounts, including individual interest-bearing negotiable orders of withdrawal ("NOW"), money market accounts and/or accounts combining checking and savings accounts with automatic transfer capabilities, IRA accounts, time certificates of deposit, direct deposit services and computer cash management with access through the Internet. First National Bank also makes available commercial loans and standby letters of credit and construction, accounts receivable, inventory, automobile, home improvement, residential real estate, and commercial real estate loans, home equity lines, Small Business Administration loans, office equipment, leasehold improvement and consumer loans as well as overdraft protection lines of credit. In addition, the Bank sells travelers checks and cashier's checks, offers automated teller machine (ATM) services tied in with major statewide and national networks and offers other customary commercial banking services.

Most of the Bank's deposits are obtained from commercial and non-profit businesses, professionals and individuals. As of December 31, 2012, First National Bank had a total of 23,099 deposit accounts. First National Bank has obtained deposits through deposit brokers for which it pays a broker fee. As of December 31, 2012, First National Bank had $15,651,000 in such deposits. There is no concentration of deposits or any customer with 5% or more of First National Bank's deposits.

At December 31, 2012, the Company had total assets of $875,340,000, net loans of $541,563,000, deposits of $768,352,000 and stockholders' equity of $95,358,000. The Company competes with approximately 34 other banking or savings institutions in its San Francisco and San Mateo County service area. The Company's market share of Federal Deposit Insurance Corporation insured deposits in the service area of San Mateo County is approximately 2.53%, and 0.04% in the San Francisco County market area (based upon the most recent information available from the Federal Deposit Insurance Corporation through June 30, 2012). See "Competitive Data" below.

Employees

At December 31, 2012, the Company employed 214 persons on a full-time equivalent basis. The Company believes its employee relations are good. The Company is not a party to any collective bargaining agreement.

Available Information

The Company and the Bank maintain an Internet website at http://www.FNBNORCAL.com. The Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, are made available free of charge on or through such website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission. Also made available on or through such website are the Section 16 reports of ownership and changes in ownership of the Company's common stock which are filed with the Securities and Exchange Commission by the directors and executive officers of the Company and by any persons who own more than 10 percent of the outstanding shares of such stock. Simply select the "Investor Relations" menu item and then click on "SEC Information." Information on such website is not incorporated by reference into this report.

SUPERVISION AND REGULATION

General

FNB Bancorp. The common stock of the Company is subject to the registration requirements of the Securities Act of 1933, as amended, and the qualification requirements of the California Corporate Securities Law of 1968, as amended. FNB Bancorp has registered its common stock under Section 12 (g) of the Securities Exchange Act of 1934, as amended. The Company is also subject to the periodic reporting requirements of Section 13 of the Securities Exchange Act of 1934, as amended, which include, but are not limited to, annual, quarterly and other current reports required to be filed with the Securities and Exchange Commission.

The Company is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"), and is registered as such with, and subject to the supervision of, the Board of Governors of the Federal Reserve System (the "Board of Governors"). The Company is required to obtain the approval of the Board of Governors before it may acquire all or substantially all of the assets of any bank, or ownership or control of the voting shares of any bank if, after giving effect to such acquisition of shares, FNB Bancorp would own or control more than 5% of the voting shares of such bank. The Bank Holding Company Act prohibits the Company from acquiring any voting shares of, or interest in, all or substantially all of the assets of a bank located outside the State of California unless such an acquisition is specifically authorized by the laws of the state in which such bank is located. Any such interstate acquisition is also subject to the provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994.

The Company, and any non-bank subsidiary which it may acquire or organize, are deemed to be "affiliates" of the Bank within the meaning of that term as defined in the Federal Reserve Act. This means, for example, that there are limitations (a) on loans by the Bank to its affiliates, and (b) on investments by the Bank in affiliates' stock as collateral for loans to any borrower. The Company and the Bank are also subject to certain restrictions with respect to engaging in the underwriting, public sale and distribution of securities.

In addition, regulations of the Board of Governors under the Federal Reserve Act require that reserves be maintained by the Bank in conjunction with any liability of the Company under any obligation (promissory note, acknowledgment of advance, banker's acceptance or similar obligation) with a weighted average maturity of less than seven (7) years to the extent that the proceeds of such obligations are used for the purpose of supplying funds to the Bank for use in its banking business, or to maintain the availability of such funds.

First National Bank of Northern California. As a national banking association licensed under the national banking laws of the United States, the Bank is regularly examined by the Office of the Comptroller of the Currency and is further subject to supervision and regulation by the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

This supervision and regulation includes comprehensive reviews of all major aspects of the Bank's business and condition, including its capital ratios, allowance for possible loan losses and other factors. However, no inference should be drawn that such authorities have approved any such factors. The Bank is required to file reports with the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. The Bank's deposits are insured by the Federal Deposit Insurance Corporation up to the applicable legal limits.

Capital Standards.

The Board of Governors, the Federal Deposit Insurance Corporation, and the Office of the Comptroller of the Currency (the "OCC") have adopted risk-based guidelines for evaluating the capital adequacy of bank holding companies and banks. The guidelines are designed to make capital requirements sensitive to differences in risk profiles among banking organizations, to take into account off-balance sheet exposures and to aid in making the definition of bank capital uniform internationally.

Under the risk-based capital guidelines, assets reported on an institution's balance sheet and certain off-balance sheet items are assigned to risk categories, each of which has an assigned risk weight. Capital ratios are calculated by dividing the institution's qualifying capital by its period-end risk-weighted assets. The guidelines establish two categories of qualifying capital: Tier 1 capital (defined to include common stockholders' equity and noncumulative perpetual preferred stock) and Tier 2 capital which includes, among other items, limited life (and in the case of banks, cumulative) preferred stock, mandatory convertible securities, subordinated debt and a limited amount of reserve for credit losses. Net unrealized losses on available-for-sale equity securities are deducted from Tier 1 capital in the calculation of the Bank's regulatory capital position.

The Bank and the Company are required to maintain a minimum ratio of Tier 1 capital to the sum of its quarterly average total assets and quarterly average reserve for loan losses, less intangibles not included in Tier 1 capital ("Leverage Ratio.") The Leverage ratio minimums have been established at 3% (Tier 1 capital to total assets) for the highest rated bank holding companies or those that have implemented the risk-based capital market risk measure. All other bank holding companies must maintain a minimum Tier 1 leverage ratio of 4% with higher leverage capital ratios required for bank holding companies that have significant financial and/or operational weakness, a high risk profile, or are undergoing or anticipating rapid growth.

At December 31, 2012, the Company and the Bank were in compliance with the risk-based capital and leverage ratios described above. See "Capital" under Item 7 "Management's Discussion and Analysis of Financial Condition and the Results of Operations" below. Also see Note 19 to the Financial Statements incorporated by reference in Item 8 below.

Regulatory Agreements

On May 10, 2010, in connection with a regularly scheduled examination of the Bank by the OCC, the Bank entered into an informal Memorandum of Agreement ("Bank MOU") with the OCC, covering actions to be taken by the Board of Directors and management to (i) reduce a high level of problem and non-performing assets, (ii) to enhance procedures for managing the risks associated with a concentration of credit in commercial real estate loans, and (iii) to maintain an adequate allowance for loan and lease losses. The Bank MOU also restricted the ability of the Bank to declare dividends and required the formation of a Compliance Committee to monitor compliance with the MOU and submit quarterly progress reports to the OCC. Also, by letter dated June 9, 2010, the OCC notified the Board of Directors of its determination that the Bank must maintain, on an ongoing basis, a minimum ratio of Tier 1 capital to adjusted total assets of 9% and a minimum ratio of total risk-based capital to risk-weighted assets of 12%. The Bank MOU and the capital letter were terminated by the OCC in 2011.

On June 23, 2010, the Company entered into a Memorandum of Understanding ("Company MOU") with the Federal Reserve Bank of San Francisco (the "Reserve Bank"), agreeing that, without prior approval of the Reserve Bank, the Company would not (a) receive dividends or any other reduction of capital from the Bank; (b) pay any dividends (including TARP dividends) or make any other capital distributions; (c) incur, renew, increase or guarantee any debt; (d) issue any trust preferred securities; (e) purchase, redeem or otherwise acquire any of its stock; (f) appoint any new director or senior executive officer; or (g) make or agree to make any indemnification or severance payments in the nature of a "golden parachute." The Company MOU was terminated by the Federal Reserve Bank in 2011.

Prompt Corrective Action

The Board of Governors, Federal Deposit Insurance Corporation, and Office of the Comptroller of the Currency have adopted regulations implementing a system of prompt corrective action pursuant to Section 38 of the Federal Deposit Insurance Act and Section 131 of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). The regulations establish five capital categories with the following characteristics:

(1) "Well capitalized" – consisting of institutions with a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater and a leverage ratio of 5% or greater, and the institution is not subject to an order, formal written agreement, capital directive or prompt corrective action directive;

(2) "Adequately capitalized" – consisting of institutions with a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater and a leverage ratio of 4% or greater, and the institution does not meet the definition of a "well capitalized" institution;

(3) "Undercapitalized" - consisting of institutions with a total risk-based capital ratio less than 8%, a Tier 1 risk-based capital ratio of less than 4%, or a leverage ratio of less than 4%;

(4) "Significantly undercapitalized" – consisting of institutions with a total risk-based capital ratio of less than 6%, a Tier 1 risk-based capital ratio of less than 3%, or a leverage ratio of less than 3%;

(5) "Critically undercapitalized" – consisting of an institution with a ratio of tangible equity to total assets that is equal to or less than 2%.

The regulations established procedures for classification of financial institutions within the capital categories, filing and reviewing capital restoration plans required under the regulations and procedures for issuance of directives by the appropriate regulatory agency, among other matters. The regulations impose restrictions upon all institutions to refrain from certain actions which would cause an institution to be classified within any one of the three "undercapitalized" categories, such as declaration of dividends or other capital distributions or payment of management fees, if following the distribution or payment the institution would be classified within one of the "undercapitalized" categories. In addition, institutions that are classified in one of the three "undercapitalized" categories are subject to certain mandatory and discretionary supervisory actions. Mandatory supervisory actions include:

(1) increased monitoring and review by the appropriate federal banking agency;

(2) implementation of a capital restoration plan;

(3) total asset growth restrictions; and

(4) limitation upon acquisitions, branch expansion, and new business activities without prior approval of the appropriate federal banking agency. Discretionary supervisory actions may include:

(a) requirements to augment capital;

(b) restrictions upon affiliate transactions;

(c) restrictions upon deposit gathering activities and interest rates paid;

(d) replacement of senior executive officers and directors;

(e) restrictions upon activities of the institution and its affiliates;

(f) requiring divestiture or sale of the institution; and

(g) any other supervisory action that the appropriate federal banking agency determines is necessary to further the purposes of the regulations. Further, the federal banking agencies may not accept a capital restoration plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan.

The aggregate liability of the parent holding company under the guaranty is limited to the lesser of (i) an amount equal to 5 percent of the depository institution's total assets at the time it became undercapitalized, and (ii) the amount that is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it were "significantly undercapitalized". FDICIA also restricts the solicitation and acceptance of and interest rates payable on brokered deposits by insured depository institutions that are not "well capitalized" and an "undercapitalized" institution is not allowed to solicit deposits by offering rates of interest that are significantly higher than the prevailing rates of interest on insured deposits in the particular institution's normal market areas or in the market areas in which such deposits would otherwise be accepted.

Any financial institution which is classified as "critically undercapitalized" must be placed in conservatorship or receivership within 90 days of such determination unless it is also determined that some other course of action would better serve the purposes of the regulations. Critically undercapitalized institutions are also prohibited from making (but not accruing) any payment of principal or interest on subordinated debt without prior regulatory approval and regulators must prohibit a critically undercapitalized institution from taking certain other actions without prior approval, including (1) entering into any material transaction other than in the usual course of business, including investment expansion, acquisition, sale of assets or other similar actions; (2) extending credit for any highly leveraged transaction; (3) amending articles or bylaws unless required to do so to comply with any law, regulation or order; (4) making any material change in accounting methods; (5) engaging in certain affiliate transactions; (6) paying excessive compensation or bonuses; and (7) paying interest on new or renewed liabilities at rates which would increase the weighted average costs of funds beyond prevailing rates in the institution's normal market areas.

Under FDICIA, the federal financial institution agencies have adopted regulations which require institutions to establish and maintain comprehensive written real estate policies which address certain lending considerations, including loan-to-value limits, loan administrative policies, portfolio diversification standards, and documentation, approval and reporting requirements. FDICIA further generally prohibits an insured bank from engaging as a principal in any activity that is impermissible for a national bank, absent Federal Deposit Insurance Corporation determination that the activity would not pose a significant risk to the Bank Insurance Fund, and that such bank is, and will continue to be, within applicable capital standards.

Additional Regulations

The Federal Financial Institutions Examination Council ("FFIEC") utilizes the Uniform Financial Institutions Rating System ("UFIRS"), commonly referred to as "CAMELS," to classify and evaluate the soundness of financial institutions. Bank examiners use the CAMELS measurements to evaluate capital adequacy, asset quality, management, earnings, liquidity and sensitivity to market risk.

Effective January 1, 2005, bank holding companies such as the Company became subject to evaluation and examination under a revised bank holding company rating system. This so-called BOPEC (Bank, Other subsidiaries, Parent, Earnings, Capital) rating system, implemented in 1979, has been focused primarily on financial condition, consolidated capital and consolidated earnings. The new rating system reflects a change toward analysis of risk management (as reflected in bank examination under the CAMELS measurements), in addition to financial factors and the potential impact of non-depository subsidiaries upon depository institution subsidiaries.

The federal financial institution agencies have established bases for analysis and standards for assessing financial institution's capital adequacy in conjunction with the risk-based capital guidelines, including analysis of interest rate risk, concentrations of credit risk, risk posed by non-traditional activities, and factors affecting overall safety and soundness. If an agency determines that an institution fails to meet any standard, the agency may require the financial institution to submit to the agency an acceptable plan to achieve compliance with the standard. If the agency requires submission of a compliance plan and the institution fails to timely submit an acceptable plan or to implement an accepted plan, the agency will require the institution to correct the deficiency. The agencies may elect to initiate enforcement action in certain cases rather than rely on an existing plan, particularly where failure to meet one or more of the standards could threaten the safe and sound operation of the institution.

Community Reinvestment Act ("CRA") regulations evaluate banks' lending to low and moderate income individuals and businesses across a four-point scale from "outstanding" to "substantial noncompliance," and are a factor in regulatory review of applications to merge, establish new branches or form bank holding companies. In addition, any bank rated in "substantial noncompliance" with the CRA regulations may be subject to enforcement proceedings. First National Bank has a current rating of "satisfactory" for CRA compliance.

Basel III Capital. On June 7, 2012, the federal bank regulatory agencies published notices of proposed rulemakings that would revise and replace the current capital requirements. The proposed rules implement the "Basel III" regulatory capital reforms released by the Basel Committee on Banking Supervision and changes required by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"). The proposed rules were subject to a comment period through October 22, 2012 and a projected effective date of January 1, 2013. After receipt of extensive comments and lobbying efforts on behalf of financial institutions, particularly smaller community banks, the federal bank regulatory agencies jointly issued a release on November 9, 2012 to delay the effective date of Basel III. No further effective date has been announced pending further review by the federal bank regulatory agencies. Therefore, it is uncertain when the proposed rules may become effective and whether the proposed rules will be implemented in the form proposed or modified in response to comments or subject to other changes that may have a material impact upon the rules as originally proposed and their application to the Company and the Bank.

As originally proposed, the rules included new minimum capital ratio requirements to be phased in between January 1, 2013 and January 1, 2015, which would consist of the following: (i) a new common equity Tier 1 capital to total risk weighted assets ratio of 4.5%; (ii) a Tier 1 capital to total risk weighted assets ratio of 6% (increased from 4%); (iii) a total capital to total risk weighted assets ratio of 8% (unchanged from current rules); and (iv) a Tier 1 capital to adjusted average total assets ("leverage") ratio of 4%. Certain additional changes to the calculation of risk-weighted assets and Tier 1 capital components will affect the capital ratio requirements.

The proposed rules would also establish a "capital conservation buffer," which would require maintenance of a minimum of 2.5% of common equity Tier 1 capital to total risk weighted assets in excess of the regulatory minimum capital ratio requirements described above. The 2.5% buffer would increase the minimum capital ratios to (i) a common equity Tier 1 capital ratio of 7.0%, (ii) a Tier 1 capital ratio of 8.5%, and (iii) a total capital ratio of 10.5%. The new buffer requirement would be phased in between January 2016 and January 2019. An institution would be subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital ratio level fell below the buffer amount.

The federal bank regulatory agencies have also proposed changes to the prompt corrective action framework (described above under "FDICIA") which is designed to place restrictions on insured depository institutions if their capital ratios begin to show signs of weakness. As proposed, these changes would take effect January 1, 2015 and would require insured depository institutions to meet the following increased capital ratio requirements in order to qualify as "well capitalized:" (i) a new common equity Tier 1 capital ratio of 6.5%; (ii) a Tier 1 capital ratio of 8% (increased from 6%); (iii) a total capital ratio of 10% (unchanged from current rules); and (iv) a Tier 1 leverage ratio of 5% (increased from 4%).

FDIC Insurance

The Federal Deposit Insurance Corporation ("FDIC") is an independent federal agency that insures deposits of federally insured banks (such as the Bank) and savings institutions up to prescribed limits through the Deposit Insurance Fund ("DIF"). All depository accounts of the Bank are covered by FDIC insurance up to established maximum limits. The Emergency Economic Stabilization Act of 2008 temporarily raised the limit on federal deposit insurance coverage provided by the FDIC from $100,000 to $250,000 per depositor. In 2010, the Dodd-Frank Act permanently raised the maximum deposit insurance amount per depositor to $250,000.

The amount of FDIC assessments paid by each DIF member institution for insurance coverage is based on its risk profile as measured by regulatory capital ratios and other supervisory factors. In 2011, as required by the Dodd-Frank Act, the FDIC revised the assessment rates and the deposit insurance assessment base used to calculate premiums paid to DIF. The FDIC also increased the minimum designated reserve ratio ("DRR") to 2.0 percent. For the year ended December 31, 2012, the assessment rate for First National Bank averaged $0.023736 per $100 in assessable deposits, compared to $0.044196 per $100 in assessable deposits for the year ended December 31, 2011.

If economic conditions continue to negatively impact financial institutions and there are additional bank and other financial institutions failures, or if the FDIC otherwise determines, the Bank may be required to pay higher FDIC premiums in the future (including the possibility of special assessments and the requirement to prepay estimated quarterly risk-based assessments), which could have a material and adverse effect on the earnings of the Company.

Limitation on Dividends

FNB Bancorp. The Company's ability to pay cash dividends is subject to restrictions set forth in the California General Corporation Law. Also, the Company is required to make dividend payments to the U. S. Treasury on the shares of Series C, Senior Non-cumulative Perpetual Preferred Stock that were issued on September 15, 2011 as part of the Small Business Lending Fund program established under the Small Business Jobs Act of 2010. See discussion under "Small Business Jobs Act of 2010," below.

Funds for payment of any cash dividends by the Company would be obtained from its investments as well as dividends and/or management fees from the Bank. The Bank's ability to pay cash dividends is subject to restrictions imposed under the National Bank Act and regulations promulgated by the OCC.

The Company has paid quarterly dividends for each quarter commencing with the second quarter of 2002. Future dividends will continue to be determined after consideration of the Company's earnings, financial condition, future capital funds, regulatory requirements and other factors such as the Board of Directors may deem relevant. It is the intention of the Company to continue to pay cash dividends, subject to legal restrictions on the payment of cash dividends and depending upon the level of earnings, management's assessment of future capital needs and other factors to be considered by the Board of Directors.

The California General Corporation Law provides that neither a corporation nor any of its subsidiaries shall make a distribution to the corporation's shareholders unless the board of directors has determined in good faith either of the following: (1) the amount of retained earnings of the corporation immediately prior to the distribution equals or exceeds the sum of (A) the amount of the proposed distribution plus (B) the preferential dividends arrears amount; or (2) immediately after the distribution, the value of the corporation's assets would equal or exceed the sum of its total liabilities plus the preferential rights amount. The good faith determination of the board of directors may be based upon (1) financial statements prepared on the basis of reasonable accounting practices and principles, (2) a fair valuation, or (3) any other method reasonable under the circumstances; provided, that a distribution may not be made if the corporation or subsidiary making the distribution is, or is likely to be, unable to meet its liabilities (except those whose payment is otherwise adequately provided for) as they mature. The term "preferential dividends arrears amount" means the amount, if any, of cumulative dividends in arrears on all shares having a preference with respect to payment of dividends over the class or series to which the applicable distribution is being made, provided that if the articles of incorporation provide that a distribution can be made without regard to preferential dividends arrears amount, then the preferential dividends arrears amount shall be zero. The term "preferential rights amount" means the amount that would be needed if the corporation were to be dissolved at the time of the distribution to satisfy the preferential rights, including accrued but unpaid dividends, of other shareholders upon dissolution that are superior to the rights of the shareholders receiving the distribution, provided that if the articles of incorporation provide that a distribution can be made without regard to any preferential rights, then the preferential rights amount shall be zero.

The Board of Governors of the Federal Reserve System generally prohibits a bank holding company from declaring or paying a cash dividend which would impose undue pressure on the capital of subsidiary banks or would be funded only through borrowing or other arrangements that might adversely affect a bank holding company's financial position. The Federal Reserve Board policy is that a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition.

First National Bank of Northern California. As the Bank's sole shareholder, the Company is entitled to receive dividends when and as declared by the Bank's Board of Directors, out of funds legally available therefore, subject to the restrictions set forth in the National Bank Act.

The payment of cash dividends by the Bank may be subject to the approval of the Office of the Comptroller of the Currency, as well as restrictions established by federal banking law and the FDIC. Approval of the Office of the Comptroller of the Currency is required if the total of all dividends declared by the Bank's Board of Directors in any calendar year will exceed the Bank's net profits for that year combined with its retained net profits for the preceding two years, less any required transfers to surplus or to a fund for the retirement of preferred stock.

Additionally, the FDIC and/or the Office of the Comptroller of the Currency, might, under some circumstances, place restrictions on the ability of a bank to pay dividends.

Competitive Data

In its market area, the Bank competes for deposit and loan customers with other banks (including those with much greater resources), thrifts and, to a lesser extent, credit unions, finance companies and other financial service providers.

Larger banks may have a competitive advantage because of higher lending limits and major advertising and marketing campaigns, along with significant investment banking, trust and insurance operations. The Bank has made arrangements with its correspondent banks and with others to provide some of these services for its customers.

For borrowers requiring loans in excess of the Bank's legal lending limits, the Bank has offered, and intends to offer in the future, such loans on a participating basis with other insured financial institutions, retaining the portion of such loans which is within its lending limits. As of December 31, 2012, the Bank's aggregate legal lending limits to a single borrower and such borrower's related parties were $14,095,000 on an unsecured basis and $23,492,000 on a fully secured basis, based on regulatory Tier I capital of $93,966,000. The Bank's business is concentrated in its service area, which primarily encompasses San Mateo County, the City and County of San Francisco and the Island of Guam. The economy of the Bank's service area is dependent upon government, manufacturing, tourism, retail sales, population growth and smaller service oriented businesses.

Based upon the most recent information made available by the FDIC Summary of Deposits at June 30, 2012, there were 29 commercial and savings banking institutions in San Mateo County with a total of $22,954,439,000 in deposits at June 30, 2012. The Bank had a total of 9 offices in the county with total deposits of $580,343,000 at the same date, or 2.53% of the San Mateo County totals. There were 53 banking and savings institutions in the County of San Francisco with a total of $199,058,942,000 in deposits at June 30, 2012. The Bank had a total of 3 offices in the county with total deposits of $72,010,000, or 0.04% of the County of San Francisco totals. Offices of First National Bank in San Mateo County and the City and County of San Francisco have averaged deposit growth of 17.65% over the last two years. Some of this growth was related to the Company's acquisition of Oceanic Bank, which occurred in September, 2012.

General Competitive Factors

In order to compete with the financial institutions in their primary service areas, community banks use, to the fullest extent possible, the flexibility which is accorded by their independent status. This includes an emphasis on specialized services, local promotional activity, and personal contacts by their respective officers, directors and employees. The Bank's management and employees develop a thorough knowledge of local businesses and markets.

They also seek to provide special services and programs for individuals in their primary service area who are employed in the agricultural, professional and business fields, such as loans for equipment, furniture and tools of the trade or expansion of practices or businesses. In the event there are customers whose loan demands exceed their respective lending limits, they seek to arrange for such loans on a participation basis with other financial institutions. They also assist those customers requiring services not offered by either bank to obtain such services from correspondent banks.

Banking is a business that depends on interest rate differentials. In general, the difference between the interest rate paid by a bank to obtain their deposits and other borrowings and the interest rate received by a bank on loans extended to customers and on securities held in a bank's investment portfolio comprise the major portion of a bank's earnings. The Bank competes with savings and loan associations, credit unions, other financial institutions and other entities for funds.

The Bank also competes for loans with savings and loan associations, credit unions, consumer finance companies, banking and other financial institutions, mortgage companies and other lending institutions.

The interest rate differentials of a bank, and therefore its earnings, are affected not only by general economic conditions, but also by statutes, as implemented by federal agencies. The Federal Reserve Board can and does implement national monetary policy, such as seeking to curb inflation and combat recession, by its open market operations in United States government securities, and adjustments to the discount rates applicable to borrowing by banks from the Federal Reserve Banks. These activities influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and paid on deposits. The nature and timing of any future changes in monetary policies and their impact on the Bank are not predictable.

Legislative and Regulatory Impact

Eligible institutions" (those national banks that are well capitalized, have a high overall rating and a satisfactory CRA rating, and are not subject to an enforcement order) may engage in activities related to banking through operating subsidiaries subject to an expedited application process. In addition, a national bank may apply to the Office of the Comptroller of the Currency to engage in an activity through a subsidiary in which the Bank itself may not engage.

The Gramm-Leach-Bliley Act (the "Act"), eliminated most of the remaining depression-era "firewalls" between banks, securities firms and insurance companies which was established by the Banking Act of 1933, also known as the Glass-Steagall Act ("Glass-Steagall"). Glass-Steagall sought to insulate banks as depository institutions from the perceived risks of securities dealing and underwriting, and related activities. The Act repealed Section 20 of Glass-Steagall, which prohibited banks from affiliating with securities firms. Bank holding companies that can qualify as "financial holding companies" can now, among other matters, acquire securities firms or create them as subsidiaries, and securities firms can now acquire banks or start banking activities through a financial holding company. The Act includes provisions which permit national banks to conduct financial activities through a subsidiary that are permissible for a national bank to engage in directly, as well as certain activities authorized by statute, or that are financial in nature or incidental to financial activities to the same extent as permitted to a "financial holding company" or its affiliates. This liberalization of United States banking and financial services regulation applies both to domestic institutions and foreign institutions conducting business in the United States. Consequently, the common ownership of banks, securities firms and insurance is now possible, as is the conduct of commercial banking, merchant banking, investment management, securities underwriting and insurance within a single financial institution using a structure authorized by the Act.

Prior to the Act, significant restrictions existed on the affiliation of banks with securities firms and related securities activities. Banks were also (with minor exceptions) prohibited from engaging in insurance activities or affiliating with insurers.

The Act removed these restrictions and substantially eliminated the prohibitions under the Bank Holding Company Act on affiliations between banks and insurance companies. Bank holding companies which qualify as financial holding companies can now, among other matters, insure, guarantee, or indemnify against loss, harm, damage, illness, disability, or death; issue annuities; and act as a principal, agent, or broker regarding such insurance services.

In order for a commercial bank to affiliate with a securities firm or an insurance company pursuant to the Act, its bank holding company must qualify as a financial holding company. A bank holding company will qualify if (i) its banking subsidiaries are "well capitalized" and "well managed" and (ii) it files with the Board of Governors a certification to such an effect and a declaration that it elects to become a financial holding company. The amendment of the Bank Holding Company Act now permits financial holding companies to engage in activities, and acquire companies engaged in activities, that are financial in nature or incidental to such financial activities.

Financial holding companies are also permitted to engage in activities that are complementary to financial activities if the Board of Governors determines that the activity does not pose a substantial risk to the safety or soundness of depository institutions or the financial system in general. These standards expand upon the list of activities "closely related to banking" which to date have defined the permissible activities of bank holding companies under the Bank Holding Company Act.

One further effect of the Act was to require that federal financial institution and securities regulatory agencies prescribe regulation to implement the policy that financial institutions must respect the privacy of their customers and protect the security and confidentiality of customers' non-public personal information. These regulations require, in general, that financial institutions (1) may not disclose non-public information of customers to non-affiliated third parties without notice to their customers, who must have an opportunity to direct that such information not be disclosed; (2) may not disclose customer account numbers except to consumer reporting agencies; and (3) must give prior disclosure of their privacy policies before establishing new customer relationships.

Neither the Company nor the Bank has determined whether or when it may seek to acquire and exercise new powers or activities under the Act.

The Patriot Act

On October 26, 2001, President Bush signed the USA Patriot Act (the "Patriot Act"), which included provisions pertaining to domestic security, surveillance procedures, border protection, and terrorism laws to be administered by the Secretary of the Treasury.

Title III of the Patriot Act entitled, "International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001" includes amendments to the Bank Secrecy Act which expand the responsibilities of financial institutions in regard to anti-money laundering activities with particular emphasis upon international money laundering and terrorism financing activities through designated correspondent and private banking accounts.

Effective December 25, 2001, Section 313(a) of the Patriot Act prohibits any insured financial institution such as First National Bank, from providing correspondent accounts to foreign banks which do not have a physical presence in any country (designated as "shell banks"), subject to certain exceptions for regulated affiliates of foreign banks. Section 313(a) also requires financial institutions to take reasonable steps to ensure that foreign bank correspondent accounts are not being used to indirectly provide banking services to foreign shell banks, and Section 319(b) requires financial institutions to maintain records of the owners and agent for service of process of any such foreign banks with whom correspondent accounts have been established.

Effective July 23, 2002, Section 312 of the Patriot Act created a requirement for special due diligence for correspondent accounts and private banking accounts. Under Section 312, each financial institution that establishes, maintains, administers, or manages a private banking account or a correspondent account in the United States for a non-United States person, including a foreign individual visiting the United States, or a representative of a non-United States person shall establish appropriate, specific, and, where necessary, enhanced, due diligence policies, procedures, and controls that are reasonably designed to detect and record instances of money laundering through those accounts.

The Patriot Act contains various provisions in addition to Sections 313(a) and 312 that affect the operations of financial institutions by encouraging cooperation among financial institutions, regulatory authorities and law enforcement authorities with respect to individuals, entities and organizations engaged in, or reasonably suspected of engaging in, terrorist acts or money laundering activities. The Company and the Bank are not currently aware of any account relationships between the Bank and any foreign bank or other person or entity as described above under Sections 313(a) or 312 of the Patriot Act.

On March 9, 2006, after temporary extensions of the Patriot Act, President Bush signed the "USA Patriot Improvement and Reauthorization Act of 2005" and the "USA Patriot Act Additional Reauthorizing Amendments Act of 2006," which reauthorized all expiring provisions of the Act and extended certain provisions related to surveillance and production of business records until December 31, 2009. The extended deadline for those provisions was subsequently further extended at various times. On May 26, 2011, Congress approved a four–year extension of three expiring provisions, which are now set to expire June 1, 2015.

The effects which the Patriot Act and any amendments to the Patriot Act or any additional legislation enacted by Congress may have upon financial institutions is uncertain; however, such legislation could increase compliance costs and thereby potentially may have an adverse effect upon the Company's results of operations.

Sarbanes-Oxley Act of 2002

On July 30, 2002, President George W. Bush signed into law the Sarbanes-Oxley Act of 2002 (the "Act"), legislation designed to address certain issues of corporate governance and accountability. The key provisions of the Act and the rules promulgated by the SEC pursuant to the Act include the following:

- Created expanded oversight of the accounting profession by creating a new independent public company oversight board to be monitored by the SEC.

- Revised rules on auditor independence to restrict the nature of non-audit services provided to audit clients and to require such services to be pre-approved by the audit committee.

- Created mandatory listing standards relating to audit committees, certifications of periodic reports by the CEO and CFO and it made issuer interference with an audit a crime.

- Required enhanced financial disclosures, including periodic reviews for largest issuers and real time disclosure of material company information.

- Enhanced criminal penalties for a broad array of white collar crimes and increased the statute of limitations time period for filing securities fraud lawsuits.

- Required disclosure of whether a company has adopted a code of ethics that applies to the company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and disclosure of any amendments or waivers to such code of ethics.

- Required disclosure of whether a company's audit committee of its board of directors has a member of the audit committee who qualifies as an "audit committee financial expert."

- Created a prohibition on insider trading during pension plan black-out periods.

- Mandated disclosure of off-balance sheet transactions.

- Created a prohibition on personal loans to directors and officers.

- Specified conditions related to the use of non-GAAP (generally accepted accounting principles) financial measures.

- Created standards of professional conduct for attorneys, requiring attorneys having an attorney-client relationship with a company, among other matters, to report "up the ladder" to the audit committee, to another board committee or to the entire board of directors regarding certain material violations.

- Created expedited filing requirements for Form 4 reports of changes in beneficial ownership of securities, reducing the filing deadline to within 2 business days of the date on which an obligation to report is triggered.

- Created accelerated filing requirements for reports on Forms 10-K and 10-Q by public companies which qualify as "accelerated filers," with a phased-in reduction of the filing deadline for Form 10-K and Form 10-Q.

- Required disclosure concerning website access to reports on Forms 10-K, 10-Q and 8-K, and any amendments to those reports, by "accelerated filers" as soon as reasonably practicable after such reports and material are filed with or furnished to the SEC.

- Created rules requiring national securities exchanges and national securities associations to prohibit the listing of any security whose issuer does not meet audit committee standards established pursuant to the Act.

The Company's securities are not currently listed on any exchange. In the event of such a listing in the future, in addition to the rules promulgated by the SEC pursuant to the Act, the Company would be required to comply with the listing standards applicable to all exchange listed companies.

The Company has incurred and it is anticipated that it will continue to incur costs to comply with the Act and the rules and regulations promulgated pursuant to the Act by the Securities and Exchange Commission of approximately $100,000 annually.

California Corporate Disclosure Act

Effective January 1, 2003, the California Corporate Disclosure Act (the "CCD Act") required publicly traded corporations incorporated or qualified to do business in California to disclose information about their past history, auditors, directors and officers. Effective September 28, 2004, the CCD Act, as currently in effect and codified at California Corporations Code Section 1502.1, requires the Company to file with the California Secretary of State and disclose within 150 days after the end of its fiscal year certain information including the following:

- The name of the company's independent auditor and a description of services, if any, performed for a company during the previous two fiscal years and the period from the end of the most recent fiscal year to the date of filing;

- The annual compensation paid to each director and the five most highly compensated non-director executive officers (including the CEO) during the most recent fiscal year, including all plan and non-plan compensation for all services rendered to a company as specified in Item 402 of Regulation S-K such as grants, awards or issuance of stock, stock options and similar equity-based compensation;

- A description of any loans made to a director or executive officer at a "preferential" loan rate during the company's two most recent fiscal years, including the amount and terms of the loans;

- Whether any bankruptcy was filed by a company or any of its directors or executive officers within the previous 10 years;

- Whether any director or executive officer of a company has been convicted of fraud during the previous 10 years; and

- A description of any material pending legal proceedings other than ordinary routine litigation as specified in Item 103 of Regulation S-K and a description of such litigation where the company was found legally liable by a final judgment or order.

Emergency Economic Stabilization Act of 2008

On October 3, 2008, the Emergency Economic Stabilization Act of 2008 (the "EESA") was signed into law. Pursuant to the EESA, the United States Department of the Treasury (the "U.S. Treasury") was granted the authority to take a range of actions for the purpose of stabilizing and providing liquidity to the U.S. financial markets and has implemented several programs, including the purchase by the U.S. Treasury of certain troubled assets from financial institutions under the Troubled Asset Relief Program" (the "TARP") and the direct purchase by the U.S. Treasury of equity securities of financial institutions under the Capital Purchase Program (the "CPP").

On September 15, 2011, the Company entered into and consummated a letter agreement (the "Repurchase Document") with the United States Department of the Treasury (the "Treasury Department"), pursuant to which the Company redeemed all 12,000 outstanding shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series A, liquidation amount $1,000 per share (the "Series A Preferred Stock"), for a redemption price of $12,050,000 (including all accrued but unpaid dividends to the date of redemption) and all 600 outstanding shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series B, liquidation amount $1,000 per share (the Series B Preferred Stock"), for a redemption price of $604,500 (including all accrued but unpaid dividends to the date of redemption). (See "Small Business Jobs Act of 2010," below.)

American Recovery and Reinvestment Act of 2009

On February 17, 2009, the American Recovery and Reinvestment Act of 2009 (the "ARRA") was signed into law. Section 7001 of the ARRA amended Section 111 of the EESA in its entirety. While the U.S. Treasury was required to promulgate regulations to implement the restrictions and standards set forth in Section 7001, the ARRA, among other things, significantly expands the executive compensation restrictions previously imposed by the EESA. Such restrictions apply to any entity that has received or will receive financial assistance under the TARP, and shall generally continue to apply for as long as any obligation arising from financial assistance provided under the TARP, including preferred stock issued under the CPP, remains outstanding. These ARRA restrictions do not apply to any TARP recipient during such time when the federal government (i) only holds any warrants to purchase common stock of such recipient or (ii) holds no preferred stock or warrants to purchase common stock of such recipient. Since the Company no longer participates in the CPP, the restrictions and standards set forth in Section 7001 of the ARRA are not applicable to the Company. (See "Small Business Jobs Act of 2010" below.)

Small Business Jobs Act of 2010.

On September 27, 2010, President Obama signed into law the Small Business Jobs Act of 2010 (the "SBJ Act"), which, among other matters, authorizes the U.S. Treasury to buy up to $30 billion in preferred stock or subordinated debt issued by community banks (or their bank holding companies provided 90% of the funds received are down-streamed to the bank subsidiary) with assets less that $10 billion pursuant to the Small Business Lending Fund (the "SBLF") created under the SBJ Act. Funds received as capital investments will qualify as Tier 1 capital. The SBLF investments are intended to increase the availability of credit for small businesses and thereby induce the creation of jobs in support of economic recovery.

The participating banks (or bank holding companies) will pay an annual dividend on the preferred stock or subordinated debt purchased by the U.S. Treasury in an amount which ranges between 5% and 1% during the initial measurement period of approximately two years determined by reducing the dividend rate 1% for every 2.5% increase in the bank's small business lending up to a lending increase of 10%. The dividend rate will be adjusted quarterly during the initial period. If a participant's lending activity does not increase in the initial period, the dividend rate will increase thereafter to 7%. After 4.5 years, the dividend rate increases to 9% until the SBLF funds are repaid.

On December 23, 2010, the federal banking agencies jointly issued guidance on underwriting standards for small business loans originated under the SBLF which require adherence to safe and sound credit standards and risk management processes. It is uncertain whether the SBLF will have the intended effect of creating jobs in sufficient numbers to positively impact the economic recovery.

On September 15, 2011, as part of the Small Business Lending Fund ("SBLF") program established under the Small Business Jobs Act of 2010, the Company entered into and consummated a SBLF Securities Purchase Agreement (the "Purchase Agreement") with the Secretary of the Treasury ("Treasury"), pursuant to which the Company (i) issued and sold to Treasury a total of 12,600 shares of the Company's Senior Non-Cumulative Perpetual Preferred Stock, Series C (the "Series C Preferred Stock"), having a liquidation preference amount of $1,000 per share, for a purchase price of $12,600,000. The Series C Preferred Stock qualifies as Tier 1 capital.

All of the proceeds $12,600,000 from the Company's sale of its Series C Preferred Stock were immediately applied to the Company's repurchase of outstanding shares of preferred stock which were issued to the United States Department of the Treasury on February 27, 2009, pursuant to the TARP Capital Purchase Program authorized by the Emergency Economic Stabilization Act of 2008, as amended by the American Recovery and Reinvestment Act of 2009.

As described more fully in the next following paragraph, the aggregate redemption price for the outstanding shares of preferred stock was $12,654,500. The $54,500 price differential was paid by the Company in cash.

On September 15, 2011, the Company also entered into and consummated a letter agreement (the "Repurchase Document") with the United States Department of the Treasury (the "Treasury Department"), pursuant to which the Company redeemed, out of the proceeds of the issuance of the Series C Preferred Stock, all 12,000 outstanding shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series A, liquidation amount $1,000 per share (the "Series A Preferred Stock"), for a redemption price of $12,050,000 (including all accrued but unpaid dividends to the date of redemption) and all 600 outstanding shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series B, liquidation amount $1,000 per share (the Series B Preferred Stock"), for a redemption price of $604,500 (including all accrued but unpaid dividends to the date of redemption).

The Series C Preferred Stock is entitled to receive non-cumulative dividends, payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year, beginning on October 1, 2011. The dividend rate, as a percentage of the liquidation amount, can fluctuate on a quarterly basis during the first ten quarters during which the Series C Preferred Stock is outstanding, based upon changes in the level of "Qualified Small Business Lending" or "QSBL" (as defined in the Purchase Agreement) by the Company's wholly-owned subsidiary, First National Bank of Northern California (the "Bank"). Based upon the increase in the Bank's level of QSBL over the baseline level calculated under the terms of the Purchase Agreement, the dividend rate for the initial dividend period has been set at five percent (5%). For the second through tenth calendar quarters, the dividend rate may be adjusted to between one percent (1%) and five percent (5%) per annum, to reflect the amount of change in the Bank's level of QSBL. If the level of the Bank's qualified small business loans declines such that the percentage increase in QSBL as compared to the baseline level is less than 10%, then the dividend rate payable on the Series C Preferred Stock would increase. For the eleventh through eighteenth calendar quarters through the date which is four and one-half years after issuance, the dividend rate will be fixed at between one percent (1%) and seven percent (7%) based upon the increase in QSBL as compared to the baseline. After four and one-half years from issuance, the dividend rate will increase to 9%. In addition, beginning on April 1, 2014, and on all Series C Preferred Stock dividend payment dates thereafter ending on April 1, 2016, the Company may be required to pay to Treasury, on each share of Series C Preferred Stock, but only out of assets legally available therefore, a lending incentive fee equal to 0.5% of the liquidation amount per share of Series C Preferred Stock.

The Series C Preferred Stock is non-voting, except in limited circumstances. In the event that the Company misses five dividend payments, whether or not consecutive, the holder(s) of the Series C Preferred Stock will have the right, but not the obligation, to appoint a representative as an observer on the Company's Board of Directors. In the event that the Company misses six dividend payments, whether or not consecutive, and if the then outstanding aggregate liquidation amount of the Series C Preferred Stock is at least $25,000,000, then the holder(s) of the Series C Preferred Stock will have the right, but not the obligation, to elect two directors to the Board of Directors of the Company. (Since the aggregate liquidation amount of the Series C Preferred Stock on September 15, 2011 was $12,600,000, this right to elect two directors is unlikely to come into effect.)

The Company entered into a letter agreement with Treasury dated September 15, 2011, confirming that at all times while any shares of Series C Preferred Stock are outstanding, the Company will maintain a range of directors that will permit the holder(s) of the Series C Preferred Stock to elect two directors.

The current Bylaws of the Company provide for a range of directors of no less than six and no more than eleven members and presently there are nine members serving on the Company's Board of Directors. Pursuant to the letter agreement with Treasury, the Company agreed to amend its Bylaws to implement these requirements.

The Series C Preferred Stock was issued in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended. The Company has agreed to register the Series C Preferred Stock under certain circumstances set forth in Annex E to the Purchase Agreement. The Series C Preferred Stock is not subject to any contractual restrictions on transfer. The Company is required to take all steps as may be reasonably requested by Treasury to facilitate the transfer of the Series C Preferred Stock.

Subject to the prior approval of the appropriate Federal Banking Agency, the Series C Preferred Stock may be redeemed, in whole or in part, at any time at the option of the Company, at a redemption price of 100% of the liquidation preference amount plus any accrued and unpaid dividends for the then current dividend period, to the date of redemption.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010

On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"). The Dodd-Frank act is intended to restructure the regulation of the financial services sector by, among other things, (i) establishing a framework to identify systemic risks in the financial system implemented by a newly created Financial Stability Oversight Council and other federal banking agencies; (ii) expanding the resolution authority of the federal banking agencies over troubled financial institutions; (iii) authorizing changes to capital and liquidity requirements; (iv) changing deposit insurance assessments; and (v) enhancing regulatory supervision to improve the safety and soundness of the financial services sector. The Dodd-Frank Act is expected to have a significant impact upon our business as its provisions are implemented over time. Below is a summary of certain provisions of the Dodd-Frank Act which, directly or indirectly, may affect the Company and the Bank.

Changes to Capital Requirements. The federal banking agencies are required to establish minimum leverage and risk-based capital requirements for banks and bank holding companies which will not be lower and could be higher than current regulatory capital and leverage standards for insured depository institutions. Under these requirements, trust preferred securities will be excluded from Tier 1 capital unless such securities were issued prior to May 19, 2010 by a bank holding company with less than $15 billion in assets. The Dodd-Frank Act requires capital requirements to be countercyclical so that the required amount of capital increases in times of economic expansion and decreases in times of economic contraction consistent with safety and soundness.

Enhanced Regulatory Supervision. The Dodd-Frank Act increases regulatory oversight, supervision and examination of banks, bank holding companies and their respective subsidiaries by the appropriate regulatory agency.

Consumer Protection. The Dodd-Frank Act created the Consumer Financial Protection Bureau ("CFPB") within the Federal Reserve System. The CFPB is responsible for establishing and implementing rules and regulations under various federal consumer protection laws governing certain consumer products and services. The CFPB has primary enforcement authority over large financial institutions with assets of $10 billion or more, while smaller institutions will be subject to the CFPB's rules and regulations through the enforcement authority of the federal banking agencies. States are permitted to adopt consumer protection laws and regulations that are more stringent than those laws and regulations adopted by the CFPB and state attorneys general are permitted to enforce consumer protection laws and regulations adopted by the CFPB.

Deposit Insurance. The Dodd-Frank Act permanently increases the deposit insurance limit for insured deposits to $250,000 per depositor and extends unlimited deposit insurance to non-interest bearing transaction accounts through December 31, 2012. Other deposit insurance changes under the Dodd-Frank Act include (i) amendment of the assessment base used to calculate an insured depository institution's deposit insurance premiums paid to the Deposit Insurance Fund ("DIF") by elimination of deposits and substitution of average consolidated total assets less average tangible equity during the assessment period as the revised assessment base; (ii) increasing the minimum designated reserve ratio ("DRR") of the DIF from 1.15 percent to 1.35 percent of the estimated amount of total insured deposits; (iii) eliminating the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds; and (iv) repeal of the prohibition upon the payment of interest on demand deposits to be effective one year after the date of enactment of the Dodd-Frank Act. In December 2010, pursuant to the Dodd-Frank Act, the FDIC increased the reserve ratio of the DIF to 2.0 percent effective January 1, 2011.

Transactions with Affiliates. The Dodd-Frank Act enhances the requirements for certain transactions with affiliates under Section 23A and 23B of the Federal Reserve Act, including an expansion of the definition of "covered transactions" and increasing the amount of time for which collateral requirements regarding covered transactions must be maintained.

Transactions with Insiders. Insider transaction limitations are expanded through the strengthening of loan restrictions to insiders and the expansion of the types of transactions subject to various limits, including derivative transactions, repurchase agreements, reverse repurchase agreements and securities lending or borrowing transactions. Restrictions are also placed on certain asset sales to and from an insider to an institution, including requirements that such sales be on market terms and, in certain circumstances, approved by the institution's board of directors.

Enhanced Lending Limitations. The Dodd-Frank Act strengthens the existing limits on a depository institution's credit exposure to include credit exposure arising from derivative transactions, repurchase agreements, and securities lending and borrowing transactions.

Debit Card Interchange Fees. The Dodd-Frank Act requires that the amount of any interchange fee charged by a debit card issuer with respect to a debit card transaction must be reasonable and proportional to the cost incurred by the issuer.

Within nine months of enactment of the Dodd-Frank Act, the Federal Reserve Board was required to establish standards for reasonable and proportional fees which may take into account the costs of preventing fraud. The restrictions on interchange fees, however, do not apply to banks that, together with their affiliates, have assets of less than $10 billion.

Interstate Branching. The Dodd-Frank Act authorizes national and state banks to establish branches in other states to the same extent as a bank chartered by that state would be permitted to branch. Previously, banks could only establish branches in other states if the host state expressly permitted out-of-state banks to establish branches in that state. Accordingly, banks will be able to enter new markets more freely.

Charter Conversions. Effective one year after enactment of the Dodd-Frank Act, depository institutions that are subject to a cease and desist order or certain other enforcement actions issued with respect to a significant supervisory matter are prohibited from changing their federal or state charters, except in accordance with certain notice, application and other procedures involving the applicable regulatory agencies.

Compensation Practices. The Dodd-Frank Act provides that the appropriate federal banking regulators must establish standards prohibiting as an unsafe and unsound practice any compensation plan of a bank holding company or other "covered financial institution" that provides an insider or other employee with "excessive compensation" or could lead to a material financial loss to such firm. In June 2010, prior to the enactment of the Dodd-Frank Act, the federal bank regulatory agencies jointly issued the Interagency Guidance on Sound Incentive Compensation Policies ("Guidance"), which requires that financial institutions establish metrics for measuring the risk to the financial institution of such loss from incentive compensation arrangements and implement policies to prohibit inappropriate risk taking that may lead to material financial loss to the institution. Together, the Frank-Dodd Act and the Guidance may impact the Company's compensation policies and arrangements.

Corporate Governance. The Dodd-Frank Act will enhance corporate governance requirements to include (i) requiring publicly traded companies to give shareholders a non-binding vote on executive compensation at their first annual meeting taking place six months after the enactment and at least every three years thereafter and on so-called "golden parachute" payments in connection with approvals of mergers and acquisitions unless previously voted on by shareholders; (ii) authorizing the SEC to promulgate rules that would allow shareholders to nominate their own candidates for election as directors using a company's proxy materials; (iii) directing the federal banking regulators to promulgate rules prohibiting excessive compensation paid to executives of depository institutions and their holding companies with assets in excess of $1.0 billion, regardless of whether or not the company is publicly traded; and (iv) authorizing the SEC to prohibit broker discretionary voting on the election of directors and on executive compensation matters.

Many of the requirements under the Dodd-Frank Act will be implemented over an extended period of time.

Therefore, the nature and extent of regulations that will be issued by various regulatory agencies and the impact such regulations will have on the operations of financial institutions such as ours is unclear. Such regulations resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity and leverage ratio requirements or otherwise adversely affect our business. These changes may also require us to invest significant management attention and resources to evaluate and make necessary changes in order to comply with new statutory and regulatory requirements.

Other Regulatory Developments

In response to global credit and liquidity issues involving a number of financial institutions, the United States government, particularly the U.S. Treasury and the Federal financial institution regulatory agencies, have taken a variety of extraordinary measures designed to restore confidence in the financial markets and to strengthen financial institutions, including capital injections, guarantees of bank liabilities and the acquisition of illiquid assets from banks.

Temporary Liquidity Guarantee Program. Among other programs and actions taken by the U.S. Treasury and other regulatory agencies in 2008, the FDIC implemented the Temporary Liquidity Guarantee Program (the "TLGP") to strengthen confidence and encourage liquidity in the financial system. The TLGP is comprised of the Debt Guarantee Program (the "DGP") and the Transaction Account Guarantee Program (the "TAGP"). The DGP guarantees all newly issued senior unsecured debt (e.g., promissory notes, unsubordinated unsecured notes and commercial paper) up to prescribed limits issued by participating entities beginning on October 14, 2008 and continuing through April 30, 2010. For eligible debt issued by that date, the FDIC would provide guarantee coverage until the earlier of the maturity date of the debt or June 30, 2012.

The Bank did not participate in the DGP Program but elected to participate in the TAGP. The TAGP offered full guarantee for noninterest-bearing transaction accounts held at FDIC-insured depository institutions. The unlimited deposit coverage was voluntary for eligible institutions and was in addition to the $250,000 FDIC deposit insurance per account that was included as part of the EESA.

Financial Stability Plan. On February 10, 2009, the U.S. Treasury announced a Financial Stability Plan (the "FSP") as a comprehensive approach to strengthening the financial system and credit crisis. The Plan included a Capital Assistance Program (the "CAP") that was intended to serve as a bridge to raising private capital and to ensure sufficient capital to preserve or increase lending in a worse-than-expected economic deterioration. Eligibility to participate in the CAP was consistent with the criteria for QFI's under the CPP. The CAP ended in November 2009 and the Company did not participate.

Term Asset-Backed Securities Loan Facility. On March 3, 2009, the U.S. Treasury and the Board of Governors announced the Term Asset-Backed Securities Loan Facility (the "TALF"). The TALF was one of the programs under the Financial Stability Plan announced by the U.S. Treasury on February 10, 2009. The TALF was intended to help stimulate the economy by facilitating securitization activities which allow lenders to increase the availability of credit to consumers and businesses. Under the TALF, the Federal Reserve Bank of New York ("FRBNY") would lend up to $200 billion to provide financing to investors as support for purchases of certain AAA-rated asset-backed securities ("ABS") initially for newly and recently originated auto loans, credit card loans, student loans, SBA-guaranteed small business loans, and rental, commercial, and government vehicle fleet leases, small ticket equipment, heavy equipment, and agricultural equipment loans and leases. The Bank did not participate in this program.

Future Legislation and Regulations

Certain legislative and regulatory proposals that could affect the Company, the Bank, and the banking business in general are periodically introduced before the United States Congress, the California State Legislature and federal and state government agencies. It is not known to what extent, if any, legislative proposals will be enacted and what effect such legislation would have on the structure, regulation and competitive relationships of financial institutions. It is likely, however, that such legislation could subject the Company and the Bank to increased regulation, disclosure and reporting requirements, competition, and costs of doing business.

In addition to legislative changes, the various federal and state financial institution regulatory agencies frequently propose rules and regulations to implement and enforce already existing legislation. It cannot be predicted whether or in what form any such rules or regulations will be enacted or the effect that such regulations may have on the Company and the Bank.

ITEM 1A. RISK FACTORS

In addition to the risks associated with the business of banking generally, as described above under Item 1 (Description of Business), the Company's business, financial condition, operating results, future prospects and stock price can be adversely impacted by certain risk factors, as set forth below, any of which could cause the Company's actual results to vary materially from recent results or from the Company's anticipated future results.

Extensive Regulation of Banking. The Company's operations are subject to extensive regulation by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of its operations. The Company believes that it is in substantial compliance in all material respects with laws, rules and regulations applicable to the conduct of its business. Because the Company's business is highly regulated, the laws, rules and regulations applicable to it are subject to regular modification and change. There can be no assurance that these laws, rules and regulations, or any other laws, rules or regulations, will not be adopted in the future, which could make compliance much more difficult or expensive, restrict the Company's ability to originate, broker or sell loans, further limit or restrict the amount of commissions, interest or other charges earned on loans originated or sold by the Company, or otherwise adversely affect the Company's results of operations, financial condition, or future prospects.

Governmental Fiscal and Monetary Policies. The business of banking is affected significantly by the fiscal and monetary policies of the federal government and its agencies. Such policies are beyond the control of the Company. The Company is particularly affected by the policies established by the Board of Governors of the Federal Reserve System in relation to the supply of money and credit in the United States, and the target federal funds rate.

The instruments of monetary policy available to the Board of Governors can be used in varying degrees and combinations to directly affect the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits, and this can and does have a material effect on the Company's business, results of operations and financial condition. Federal monetary policy may also affect the longer-term inflation rate which directly affects the national and local economy.

The Effects of Legislation in Response to Current Credit Conditions. Legislation passed at the federal level and/or by the State of California in response to current conditions affecting credit markets could cause the Company to experience higher credit losses if such legislation reduces the amount that borrowers are otherwise contractually required to pay under existing loan contracts with the Bank. Such legislation could also result in the imposition of limitations upon the Bank's ability to foreclose on property or other collateral or make foreclosure less economically feasible. Such events could result in increased loan losses and require a material increase in the allowance for loan losses and thereby adversely affect the Company's results of operations, financial condition, future prospects, profitability and stock price.

Geographic Concentration. All of the banking offices of the Company are located in the Northern California Counties of San Mateo and San Francisco. The Bank also has a loan production facility in Santa Clara County. The Company and the Bank conduct business primarily in the San Francisco bay area. As a result, our financial condition, results of operations and cash flows are subject to changes in the economic conditions in this area. Our success depends upon the business activity, population, income levels, deposits and real estate activity in these markets, and adverse economic conditions could reduce our growth rate, or affect the ability of our customers to repay their loans, and generally impact our financial condition and results of operations. Economic conditions in the State of California are subject to various uncertainties at this time, including the budgetary and fiscal difficulties facing the State government. The Company can provide no assurance that conditions in the California economy will not deteriorate further or that such deterioration will not adversely affect the Company.

Competition. Increased competition in the market of the Bank may result in reduced loans and deposits. Ultimately, the Bank may not be able to compete successfully against current and future bank and non bank competitors. Many competitors offer the banking services that are offered by the Bank in its service area. These competitors include national and super-regional banks, finance companies, investment banking and brokerage firms, credit unions, government-assisted farm credit programs, other community banks and technology-oriented financial institutions offering online services. In particular, the Bank's competitors include several major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and mount extensive promotional and advertising campaigns. Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the credit needs of larger customers. Areas of competition include interest rates for loans and deposits, efforts to obtain deposits, and range and quality of products and services provided, including new technology-driven products and services. Technological innovation continues to contribute to greater competition in domestic and international financial services markets as technological advances, such as Internet-based banking services that cross traditional geographic bounds, enable more companies to provide financial services.

If the Bank is unable to attract and retain banking customers, it may be unable to continue its loan growth and level of deposits, which may adversely affect its and the Company's results of operations, financial condition and future prospects.

The Effects of Changes to FDIC Insurance Coverage Limits and Assessments. FDIC insurance assessments are uncertain and increased premiums may adversely affect the Company's earnings. The FDIC charges insured financial institutions premiums to maintain the Deposit Insurance Fund. Current economic conditions have increased expectations for bank failures. In such event, the FDIC would take control of failed banks and guarantee payment of deposits up to applicable insured limits from the Deposit Insurance Fund. Insurance premium assessments to insured financial institutions may increase as necessary to maintain adequate funding of the Deposit Insurance Fund.

The Emergency Economic Stabilization Act of 2008 included a provision for an increase in the amount of deposits insured by the FDIC to $250,000, which was scheduled to remain in effect through December 31, 2013. With enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the $250,000 per depositor insurance limit was made permanent and, among other matters, unlimited deposit insurance for non-interest bearing transaction accounts was extended through December 31, 2012.

Despite the increase in deposit insurance, some depositors may reduce the amount of deposits held at the Bank if concerns regarding bank failures persist, which could affect the level and composition of the Bank's deposit portfolio and thereby directly impact the Bank's funding costs and net interest margin. The Bank's funding costs may also be adversely affected in the event that activities of the Federal Reserve Board and the U.S. Treasury to provide liquidity for the banking system and improvement in capital markets are curtailed or are unsuccessful. Such events could reduce liquidity in the markets, thereby increasing funding costs to the Bank or reducing the availability of funds to the Bank to finance its existing operations and thereby adversely affect the Company's results of operations, financial condition, future prospects, profitability and stock price.

We are Subject to Interest Rate Risk. Our earnings and cash flows are largely dependent upon our net interest income. Net interest income is the difference between interest income earned on interest-earning assets, such as loans and securities, and interest expense paid on interest-bearing liabilities, such as deposits and borrowed funds. Interest rates are sensitive to many factors outside our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Board of Governors of the Federal Reserve System, which regulates the supply of money and credit in the United States. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and interest we pay on deposits and borrowings, but could also affect (i) our ability to originate loans and obtain deposits, (ii) the fair value of our financial assets and liabilities, and (iii) the average duration of our mortgage-backed securities portfolio. Our portfolio of securities is subject to interest rate risk and will generally decline in value if market interest rates increase, and generally increase in value if market interest rates decline.

We Rely on Technology and Continually Encounter Technological Change. The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology will enable efficiency and meeting customers' changing needs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to retain and compete for customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact of the long-term aspect of our business and, in turn, our financial condition and results of operations.

Dependence on Key Officers and Employees. We are dependent on the successful recruitment and retention of highly qualified personnel. Our ability to implement our business strategies is closely tied to the strengths of our executive officers who have extensive experience in the banking industry but who are not easily replaced. In addition, business banking, one of the Company's principal lines of business, is dependent on relationship banking, in which the Bank personnel develop professional relationships with small business owners and officers of larger business customers who are responsible for the financial management of the companies they represent. If these employees were to leave the Bank and become employed by a local competing bank, we could potentially lose business customers. In addition, we rely on our customer service staff to effectively serve the needs of our consumer customers. We actively recruit for all open positions and management believes that its relations with employees are good.

Growth strategy. We have pursued and continue to pursue a growth strategy which depends primarily on generating an increasing level of loans and deposits at acceptable risk levels. We may not be able to sustain this growth strategy without establishing new branches or new products. We may attempt to expand in our current market by opening or acquiring branch offices or other financial institutions or branch offices or through a purchase, in whole or in part, of other financial institutions. This expansion may require significant investments in equipment, technology, personnel and site locations. We cannot assure you of our success in implementing our growth strategy either through expansion of our existing branch system or through mergers and acquisitions, and there may be significant increases in our noninterest expenses, without any corresponding balance sheet growth. Mergers and acquisitions may not add to the growth of the Bank's loans, deposits or the Bank's profitability due to integration problems, collateral differences, changes in business conditions, or other unforeseen circumstances.

Commercial loans. As of December 31, 2012, approximately 10% of our loan portfolio consisted of commercial business loans, which could have a higher degree of risk than other types of loans. Commercial lending is dependent on borrowers making payments on their loans and lines of credit in accordance with the terms of their notes. Our current economic recession has made it difficult for many commercial borrowers to make their required loan payments. This credit risk is increased when there is a concentration of principal in a limited number of loans and borrowers, the mobility of collateral, the effect of general economic conditions and the increased difficulty of evaluating and monitoring these types of loans. The availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself and the general economic environment. If the cash flow from business operations is reduced, the borrower's ability to repay the loan may be impaired. In addition, unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment and other income and which are secured by real property whose value tends to be more easily ascertainable, commercial business loans typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. If the Bank is required to repossess equipment or pursue collection efforts under personal guarantees, there could be a substantial decrease in value of collateral, if any, increased legal costs, and an increased risk of loss on the amount outstanding.

Real Estate Values. A large portion of the loan portfolio of the Company is dependent on the performance of our real estate portfolio. At December 31, 2012, real estate (including construction loans) served as the principal source of collateral with respect to approximately 90% of the Company's loan portfolio. The current substantial decline in the economy in general, coupled with a continued decline in real estate values in the Company's primary operating market areas could have an adverse effect on the demand for new loans, the ability of borrowers to repay outstanding loans, and the value of real estate and other collateral securing loans. Real estate values have declined, due in part to reduced construction lending, tighter underwriting requirements, and reduced borrower ability to make payments. Real estate loans may pose collection problems, resulting in increased collection expenses, and delays in the ultimate collection of these loans.

In addition, acts of nature, including fires, earthquakes and floods, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact the Company's financial condition.

Allowance for Loan and Lease Losses. The Company maintains an allowance for loan losses to provide for expected loan defaults and non-performance, but its allowance for loan losses may not be adequate to cover actual loan and lease losses. In addition, future provisions for loan and lease losses could materially and adversely affect the Company and therefore the Company's operating results. The Company's allowance for loan and lease losses is based on prior experience, as well as an evaluation of the risks in the current portfolio. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates that may be beyond the Company's control, and these losses current estimates. Federal regulatory agencies, as an integral part of their examination process, review the Company's loans and the allowance for loan and lease losses. Although we believe that the Company's allowance for loan and lease losses is adequate to cover expected future losses, we cannot assure you that we will not further increase the allowance for loan and lease losses or that the regulators will not require us to increase this allowance. Either of these occurrences could materially and adversely affect the Company's earnings.

Other Real Estate Owned ("OREO"). Real estate acquired through, or in lieu of, loan foreclosures is expected to be sold and is recorded at its fair value less estimated costs to sell (fair value). The amount, if any, by which the recorded amount of the loan exceeds the fair value (less estimated costs to sell) are charged to the allowance for loan or lease losses, if necessary. The Company's earnings could be materially and adversely affected by various expenses associated with OREO, including legal expenses, personnel costs, insurance and taxes, completion and repair costs, valuation adjustments, and other expenses associated with property ownership. Also, any further decrease in market prices of real estate in our market areas may lead to additional OREO write downs, with a corresponding expense in our income statement. At December 31, 2012 and 2011, our OREO totaled $6,650,000 and $2,747,000, respectively.

Environmental Liabilities. In the course of our business, we may foreclose and take title to real estate, and could become subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigations or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we could become subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business prospects, financial condition, liquidity, results of operations and stock price could be materially and adversely affected.

Dilution of Common Stock. Shares of the Company's common stock eligible for future sale could have a dilutive effect on the market for common stock and could adversely affect the market price.

The Articles of Incorporation of the Company authorize the issuance of 10,000,000 shares of common stock, of which 3,698,612 were outstanding at December 31, 2012. Pursuant to its 1997, 2002 and 2008 Stock Option Plans, at December 31, 2012, the Company had outstanding options to purchase a total of 420,827 shares of common stock. As of December 31, 2012, 255,417 shares of common stock remained available for grants under the 2008 Stock Option Plan. The issuance of substantial amounts of the Company's newly issued common stock in the public market could adversely affect the market price of the Company's common stock. The market for the Company's common stock is limited. The ability to raise funds in the future through a stock offering could be difficult.

Operating Losses. The Company is subject to certain operations risks, including, but not limited to, data processing system failures and errors and customer or employee fraud. The Company maintains a system of internal controls to mitigate against such occurrences and maintains insurance coverage for such risks, but should such an event occur that is not prevented or detected by the Company's internal controls, uninsured or in excess of applicable insurance limits, it could have a significant adverse impact on the Company's business, financial condition or results of operations. Additionally, the Company is dependent on network and computer systems. If these systems and their back-up systems were to fail or were breached, the Company could be adversely affected.

Business Confidence Uncertainty. Terrorist activities in the future and the actions taken by the United States and its allies in combating terrorism on a worldwide basis could adversely impact the Company and the extent of such impact is uncertain. Even more so, the problems in the mortgage and credit markets, the government conservatorship of Fannie Mae and Freddie Mac, as well as large write-offs at some major financial institutions have had a ripple effect on the entire financial services industry. Such events have had an adverse effect on the economy in the Company's market areas. Such continued economic deterioration could adversely affect the Company's future results of operations by, among other matters, reducing the demand for loans and the amounts required to be reserved for loan losses, reducing the value of collateral held as security for the Company's loans, and causing a decline in the Company's stock price.

Certain Restrictions Related to Series C Preferred Stock. The Certificate of Determination for the Company's Senior Non-Cumulative Perpetual Preferred Stock, Series C (the "Series C Preferred Stock"), sold to the Secretary of the Treasury ("Treasury") pursuant to the Securities Purchase Agreement between the Company and Treasury dated September 15, 2011, imposes certain limits on the ability of the Company to pay dividends and repurchase or acquire shares of its common stock. The Series C Preferred Stock will also receive preferential treatment in the distribution of assets of the Company in the event of any liquidation, dissolution or winding up of the Company. These restrictions could have a negative effect on the value of the Company's common stock. Dividends paid by the Company on the shares of Series C Preferred Stock will reduce the net income available to the holders of Company common stock and the Company's earnings per common share. The holders of the Company's common stock are entitled to receive dividends only when, as and if declared by the Company's Board of Directors. Although the Company has historically paid stock and cash dividends on the Company's common stock, the Company is not required to do so and the Company's Board of Directors could reduce or eliminate these common stock dividends in the future, depending on the circumstances.

Federal Home Loan Bank Risk. The failure of the Federal Home Loan Bank ("FHLB") of San Francisco or the national Federal Home Loan Bank System may have a material negative impact on our earnings and liquidity.

Even though the FHLB of San Francisco has announced it does not anticipate that additional capital is immediately necessary, nor does it believe that its capital level is inadequate to support realized losses in the future, the FHLB of San Francisco could require its members, including the Bank, to contribute additional capital in order to return the FHLB of San Francisco to compliance with capital guidelines.

At December 31, 2012, we held $4.2 million of common stock in the FHLB of San Francisco. Should the FHLB of San Francisco fail, we anticipate that our investment in the FHLB's common stock would be "other than temporarily" impaired and may have limited value.

At December 31, 2012, we maintained a line of credit with the FHLB of San Francisco with a maximum borrowing capacity of $205,115,000, of which the entire amount was available. Advances under the line of credit are secured by a blanket collateral agreement, a pledge of our FHLB of San Francisco common stock and certain other qualifying collateral, such as commercial and mortgage loans. We are highly dependent on the FHLB of San Francisco to provide the primary source of wholesale funding for immediate liquidity and borrowing needs. The failure of the FHLB of San Francisco or the FHLB system in general, may materially impair our ability to meet our growth plans or to meet short and long term liquidity demands.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The Company does not own any real property. Since its incorporation on February 28, 2001, the Company has conducted its operations at the administrative offices of the Bank, located at 975 El Camino Real, South San Francisco, California 94080.

The Bank owns the land and building at 975 El Camino Real, South San Francisco, California 94080. The premises consist of a three-story building of approximately 15,000 square feet and off-street parking for employees and customers of approximately 45 vehicles.

The Buri Buri Branch Office of the Bank is located on the ground floor and administrative offices, including the offices of senior management and credit administration, occupy the second and third floors.

The Bank owns the land and two-story building occupied by the Daly City Branch Office (6600 Mission Street, Daly City, CA 94014); the land and two-story building occupied by the Colma Branch Office (1300 El Camino Real, Colma, CA 94014); the land and two-story building occupied by the South San Francisco Branch Office (211 Airport Boulevard, South San Francisco, CA 94080); the land and two-story building occupied by the Redwood City Branch Office (700 El Camino Real, Redwood City, CA 94063); the land and two-story building occupied by the Millbrae Branch Office (1551 El Camino Real, Millbrae, CA 94030); the land and single-story building occupied by the Half Moon Bay Branch Office (756 Main Street, Half Moon Bay, CA 94019); and the land and two-story building occupied by the Pescadero Branch Office (239 Stage Road, Pescadero, CA 94060). All properties include adequate vehicle parking for customers and employees.

The Bank owns approximately 30,900 square feet of land and an approximately 5,100 square foot one story building located at 425 South Mathilda Avenue, Sunnyvale, CA 94086. The building is currently being used as a loan production office of the Bank.

The Bank leases premises at 1450 Linda Mar Shopping Center, Pacifica, California 94044, for its Linda Mar Branch Office. This ground floor space is approximately 4,100 square feet. The lease will expire on August 31, 2019.

The Bank leases premises at 65 Post Street, San Francisco, CA 94104, for its Financial District Office. The current lease term expires April 30, 2013, with one 5-year option to extend the lease remaining. The location consists of approximately 2,826 square feet of street level, 1,322 square feet of basement, and 1,077 square feet of mezzanine space.

The Bank leases premises at 6599 Portola Drive, San Francisco, CA 94127, for its Portola Office. The current lease expired June 30, 2012, and the premises are currently leased on a month-to-month basis. The location consists of approximately 1,325 square feet of street level space.

The Bank subleases premises at 2197 Chestnut Street, San Francisco, CA 94123, for its Chestnut Street Branch, which opened for business on April 4, 2011, and consists of 2,150 square feet at street level and approximately 2,000 square feet on the second floor. The sublease ends on July 15, 2024.

The Bank leases premises at 150 East Third Avenue, San Mateo, CA 94401, for its San Mateo Branch Office. The current lease term expires July 31, 2013. It has one remaining five-year option to extend the lease. The location consists of approximately 4,000 square feet of ground floor usable commercial space.

The Bank leases premises on a month-to-month basis at 130 Battery Street, San Francisco, CA, 94000, for its Battery Street Branch Office. The location consists of approximately 13,000 square feet, consisting of ground floor, mezzanine and lower level.

The Bank leased premises on a month-to-month basis at 447 Sutter Street, San Francisco, CA, 94108, for its Sutter Street Branch Office. The location consists of approximately 1,651 square feet of ground floor space.

The Bank leases premises at 115A, West Marine Drive, Dededo, Guam, 96929, for its Guam Branch Office. The location consists of approximately 4,363 square feet of ground floor space. The current lease expires on December 31, 2013.

The Bank leased a warehouse facility at 450 Cabot Road, South San Francisco, CA 94080. The lease expired February 28, 2011. The facility is currently leased on a month-to-month basis and consists of approximately 7,600 square feet of office/warehouse space.

The foregoing summary descriptions of leased premises are qualified in their entirety by reference to the full text of the lease agreements listed as exhibits to this report.

As of December 31, 2012, the Bank's investment in premises and equipment totaled $12,706,000. See Note 9 to the Consolidated Financial Statements.

ITEM 3. LEGAL PROCEEDINGS

There are no material legal proceedings adverse to the Company or the Bank to which any director, officer, affiliate of the Company, or 5% shareholder of the Company, or any associate of any such director, officer, affiliate or 5% shareholder of the Company are a party, and none of the foregoing persons has a material interest adverse to the Company or the Bank.

From time to time, the Company and/or the Bank are a party to claims and legal proceedings arising in the ordinary course of business. The Company's management is not aware of any material pending legal proceedings to which either it or the Bank may be a party or has recently been a party, which will have a material adverse effect on the financial condition or results of operations of the Company and the Bank, taken as a whole.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Since March 18, 2002, the common stock of the Company has been quoted on the OTC Bulletin Board under the trading symbol, "FNBG." There has been limited trading in the shares of common stock of the Company. On February 28, 2012, the Company had approximately 700 shareholders of common stock of record.

The following table summarizes sales of the Common Stock of the Company during the periods indicated of which management has knowledge, including the approximate high and low bid prices during such periods and the per share cash dividends declared for the periods indicated. All information has been adjusted to reflect 5% stock dividends effected on December 27, 2011 and on December 28, 2012. The prices indicated below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	Bid Price of FNB Bancorp Common Stock		Cash Dividends
2011	High	Low	Declared (1)
First Quarter	$ 14.00	9.85	$ 0.05
Second Quarter	15.00	9.10	0.05
Third Quarter	13.45	9.01	0.06
Fourth Quarter	11.90	10.81	0.06
2012			
First Quarter	$ 14.45	11.90	$ 0.06
Second Quarter	18.00	14.65	0.06
Third Quarter	17.40	16.15	0.07
Fourth Quarter	19.33	16.38	0.08

(1) See Item 1, "Limitations on Dividends," (following the "Additional Regulations") in Item 1A sub section, for a description of the limitations applicable to the payment of dividends by the Company.

STOCK PERFORMANCE GRAPH

Set forth below is a line graph comparing the annual percentage change in the cumulative total return on the Company's Common Stock with the cumulative total return of the SNL Securities Index of Pink Banks (asset size of over $500 million) and the Russell 2000 Index as of the end of each of the last five fiscal years.

The graph assumes that $100.00 was invested on December 31, 2007 in the Company's Common Stock and each index, and that all dividends were reinvested. Returns have been adjusted for any stock dividends and stock splits declared by the Company. Shareholder returns over the indicated period should not be considered indicative of future shareholder returns.

FNB BANCORP


Total Return Performance
140
120
100
80
60
40
20
Index Value
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12

	Period Ending					
Index	**12/31/07**	**12/31/08**	**12/31/09**	**12/31/10**	**12/31/11**	**12/31/12**
FNB Bancorp	100.00	54.55	40.68	55.84	72.34	118.28
Russell 2000	100.00	66.21	84.20	106.82	102.36	119.09
SNL Bank Pink > $500M	100.00	72.56	62.04	65.54	64.43	71.06

ITEM 6 - SELECTED FINANCIAL DATA

The following table presents a summary of selected financial information that should be read in conjunction with the Company's consolidated financial statements and notes thereto included under Item 8 - "FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA."

Dollar amounts in thousands, except per share amounts and ratios	At and for the years ended December 31,				
	2012	2011	2010	2009	2008
STATEMENT OF EARNINGS DATA					
Total interest income	$ 33,523	$ 32,897	$ 34,428	$ 35,817	$ 39,427
Total interest expense	2,727	3,327	5,383	9,011	11,507
Net interest income	30,796	29,570	29,045	26,806	27,920
Provision for loan losses	1,833	1,750	1,854	4,596	3,045
Net interest income after provision for loan losses	28,963	27,820	27,191	22,210	24,875
Total noninterest income	9,224	5,079	4,574	5,387	5,045
Total noninterest expenses	27,739	27,074	26,873	27,585	25,346
Earnings before provision (benefit) for income taxes	10,448	5,825	4,892	12	4,574
Provision (benefit) for income taxes	1,645	1,568	1,227	(581)	611
Net earnings	8,803	4,257	3,665	593	3,963
Dividends and discount accretion on preferred stock	658	800	853	632	—
Net earnings (loss) available to common shareholders	$ 8,145	$ 3,457	$ 2,812	$ (39)	$ 3,963
PER SHARE DATA - see note (1)					
Net earnings per share:					
Basic	$ 2.21	$ 0.94	$ 0.76	$ (0.01)	$ 1.06
Diluted	$ 2.17	$ 0.93	$ 0.76	$ (0.01)	$ 1.05
Cash dividends per share	$ 0.18	$ 0.15	$ 0.18	$ 0.25	$ 0.60
Weighted average shares outstanding:					
Basic	3,690,000	3,684,000	3,683,000	3,683,000	3,741,000
Diluted	3,754,000	3,704,000	3,683,000	3,704,000	3,764,000
Shares outstanding at period end	3,699,000	3,681,000	3,683,000	3,684,000	3,683,000
Book value per common share	$ 22.37	$ 20.27	$ 18.62	$ 18.11	$ 18.50
BALANCE SHEET DATA					
Investment securities	234,945	187,664	126,189	97,188	99,221
Net loans	541,563	443,721	474,828	494,349	497,984
Allowance for loan losses	9,124	9,897	9,524	9,829	7,075
Total assets	875,340	715,641	714,639	708,309	660,957
Total deposits	768,352	621,778	628,440	598,964	500,910
Stockholders' equity	95,358	87,196	80,924	78,865	68,149
SELECTED PERFORMANCE DATA					
Return on average assets	1.03%	0.48%	0.39%	-0.01%	0.60%
Return on average equity	9.00%	4.14%	3.48%	-0.05%	5.87%
Net interest margin	4.54%	4.88%	4.80%	4.47%	4.75%
Average loans as a percentage of average deposits	69.68%	75.11%	78.18%	91.32%	97.93%
Average total stockholders' equity as a percentage of average total assets	11.40%	11.62%	11.07%	11.31%	10.25%
Common dividend payout ratio	8.19%	16.52%	22.97%	n/a	56.17%

SELECTED ASSET QUALITY RATIOS					
Net loan charge-offs/ total loans	0.47%	0.30%	0.45%	0.37%	0.32%
Allowance for loan losses/Total Loans	1.66%	2.18%	1.97%	1.95%	1.40%
CAPITAL RATIOS					
Total risk-based capital	14.65%	16.53%	14.93%	14.29%	11.86%
Tier 1 risk-based capital	13.40%	15.27%	13.67%	13.04%	10.67%
Tier 1 leverage capital	9.75%	11.21%	10.52%	10.77%	9.70%

(1) per share data has been adjusted for stock dividends.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF FNB BANCORP AND SUBSIDIARY

Critical Accounting Policies And Estimates

Management's discussion and analysis of its financial condition and results of operations are based upon the Company's financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to its loans and allowance for loan losses. The Company bases its estimates on current market conditions, historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. All adjustments that, in the opinion of management, are necessary for a fair presentation for the periods presented have been reflected as required by Regulation S-X, Rule 10-01. The Company believes the following critical accounting policies requires significant judgments and estimates used in the preparation of the consolidated financial statements.

Allowance for Loan Losses

The allowance for loan losses is periodically evaluated for adequacy by management. Factors considered include the Company's loan loss experience, known and inherent risks in the portfolio, current economic conditions, known adverse situations that may affect the borrower's ability to repay, regulatory policies, and the estimated value of underlying collateral. The evaluation of the adequacy of the allowance is based on the above factors along with prevailing and anticipated economic conditions that may impact our borrowers' ability to repay their loans. Determination of the allowance is based upon objective and subjective judgments by management from the information currently available. Adverse changes in information could result in higher charge-offs and loan loss provisions.

Goodwill

Goodwill arises when the Company's purchase price exceeds the fair value of net assets of an acquired business. Goodwill represents the value attributable to intangible elements acquired. The value of goodwill is supported ultimately by profit from the acquired business. A decline in earnings could lead to impairment, which would be recorded as a write-down in the Company's consolidated statements of earnings. Events that may indicate goodwill impairment include significant or adverse changes in results of operations of the acquired business or asset, economic or political climate; an adverse action or assessment by a regulator; unanticipated competition; and a more-likely-than-not expectation that a reporting unit will be sold or disposed of at a loss.

Other Than Temporary Impairment

Other than temporary impairment ("OTTI") is triggered if the Company has the intent to sell the security, it is likely that it will be required to sell the security before recovery, or if the Company does not expect to recover the entire amortized cost basis of the security. If the Company intends to sell the security or it is likely it will be required to sell the security before recovering its cost basis, the entire impairment loss would be recognized in earnings as an OTTI. If the Company does not intend to sell the security and it is not likely that the Company will be required to sell the security but the Company does not expect to recover the entire amortized cost basis of the security, only the portion of the impairment loss representing credit losses would be recognized in earnings as an OTTI. The credit loss is measured as the difference between the amortized cost basis and the present value of the cash flows expected to be collected of a security. Projected cash flows are discounted by the original or current effective interest rate depending on the nature of the security being measured for potential OTTI. The remaining impairment loss related to all other factors, the difference between the present value of the cash flows expected to be collected and fair value, would be recognized as a charge to other comprehensive income ("OCI"). Impairment losses related to all other factors are to be presented as a separate category within OCI. For investment securities held to maturity, this amount is accreted over the remaining life of the debt security prospectively based on the amount and timing of future estimated cash flows. The accretion of the OTTI amount recorded in OCI will increase the carrying value of the investment, and would not affect earnings. If there is an indication of additional credit losses the security is re-evaluated accordingly based on the procedures described above.

Provision for and Deferred Income Taxes

The Company is subject to income tax laws of the United States, its states, and municipalities in which it operates. The Company considers its income tax provision methodology to be critical, as the determination of current and deferred taxes based on complex analyses of many factors including interpretation of federal and state laws, the difference between tax and financial reporting bases of assets and liabilities (temporary differences), estimates of amounts due or owed, the timing of reversals of temporary differences and current financial standards. Actual results could differ significantly from the estimates due to tax law interpretations used in determining the current and deferred income tax liabilities. Additionally, there can be no assurances that estimates and interpretations used in determining income tax liabilities may not be challenged by federal and state taxing authorities.

Fair Values of Financial Instruments

Certain assets and liabilities are either carried at fair value on a recurring or non-recurring basis or are required to be disclosed at fair value. Accounting principles have established a fair value measurement model which establishes a framework that quantifies fair value estimates by the level of pricing precision. The degree of judgment utilized in measuring the fair value of assets generally correlates to the level of pricing precision. Financial instruments rarely traded or not quoted will generally have a higher degree of judgment utilized in measuring fair value. Pricing precision is impacted by a number of factors including the type of asset or liability, the availability of the asset or liability, the market demand for the asset or liability, and other conditions that were considered at the time of the valuation.

Recent Accounting Pronouncements

Some of the amendments clarify the Board's intent about the application of existing fair value measurements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. As this ASU is disclosure-related only, the adoption of this ASU will not impact the Bank's financial condition or results of operations.

In December, 2011, the FASB issued ASU 2011-12, Comprehensive Income – *(Topic 220). Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update NO. 2011-05.* In order to defer only those changes in Update 2011-05 that relate to the presentation of reclassification adjustments, the paragraphs in this Update supersede certain pending paragraphs in Update 2011-05. The amendments are being made to allow the Board time to re-deliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the Board is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before Update 2011-05.

All other requirements in Update 2011-05 are not affected by this Update, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. As a public entity, the Company applied these requirements for fiscal years, and for interim periods within these years, beginning January 1, 2012. This also had a material impact on the Bank when adopted.

In July, 2012, the FASB issued ASU 2012-02 "Intangibles-Goodwill and Other" – (Topic 350) "Testing Indefinite-Lived Intangible Assets for Impairment." In accordance with the amendments in this Update, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action.

Oceanic Bank Acquisition

On September 21, 2012, FNB Bancorp completed its acquisition of all of the outstanding stock of Oceanic Bank Holding, Inc. and Oceanic Bank, a California banking corporation and the Company's wholly owned subsidiary. Effective the same date, Oceanic Bank was merged into First National Bank of Northern California and Oceanic Bank Holding, Inc. was merged into FNB Bancorp.

The following table presents the Oceanic Bank acquisition presented at fair value as of the acquisition date, September 21, 2012:

(Dollars in thousands)		September 21, 2012
Assets acquired:		
Cash and due from banks	$	(1,278)
Investment securities, available for sale		13,387
Loans		103,194
Premises and equipment, net		12
Core deposit intangible		110
Other assets		2,504
Total assets acquired	$	117,929
Liabilities and capital assumed:		
Noninterest-bearing deposits	$	11,755
Interest-bearing deposits		95,914
Borrowings		6,097
Other liabilities		497
Total liabilities and capital assumed	$	114,263

The Company was able to record a bargain purchase gain related to this acquisition in the amount of $3,666,000. The bargain purchase gain is shown as a separate line item in the Company's 2012 Consolidated Statement of Earnings.

Earnings Analysis

Net earnings in 2012 were $8,803,000. Net earnings in 2011 were $4,257,000. 2010 net earnings were $3,665,000. Net earnings available to common stockholders were $8,145,000 in 2012, $3,457,000 in 2011, and $2,812,000 in 2010. The principal source of income is interest income on loans. The level of interest income can be affected by changes in interest rate, volume of loans outstanding, and the quality of the Bank's loan portfolio. Loans that are 90 days or more past due are placed on non-accrual status. Income on such loans is then recognized only to the extent that cash is received, and where the future collection of principal is probable. All other loans accrue interest at the stated contract rate. During 2012, the Company recorded a bargain purchase gain of $3,666,000 related to its acquisition of Oceanic Bank.

Basic earnings per share were $2.21 in 2012, $0.94 in 2011, and $0.76 in 2010. Diluted earnings per share were $2.17 in 2012, $0.93 in 2011, and $0.76 in 2010.

Net interest income for 2012 totaled $30,796,000. Net interest income for 2011 totaled $29,570,000. Net interest income for 2010 totaled $29,045,000. Interest income was $33,523,000 in 2012, an increase of $626,000 or 1.9% from 2011. Interest income totaled $32,897,000 in 2011, a decrease of $1,531,000 or 4.4% from 2010. Interest income on deposits at the Federal Reserve Bank of San Francisco totaled $95,000 in 2012, $116,000 in 2011, and $136,000 in 2010. The decrease in net interest income during 2010 and 2011 was caused primarily by a decrease in the interest rates earned on interest earning assets which exceeded the decrease in the interest rates paid on interest bearing liabilities. The increase in net interest income in 2012 was primarily due to the Oceanic Bank acquisition. Most of the interest earning assets are tied to the prime lending rate, which did not change during 2010 through 2012. Total nonaccrual loans were $11,865,000 and $19,098,000 as of December 31, 2012 and 2011, respectively. Payments received for loans on nonaccrual status, where principal is believed to be fully collectible, are credited to interest income when they are received. Average interest earning assets totaled $693,320,000 in 2012, an increase of $75,896,000 or 12.3% from 2011. Average interest earning assets were $617,424,000 in 2011, an increase of $3,871,000 or 0.6% from 2010. The yield on interest earning assets decreased 49 basis points in 2012 compared to 2011, and decreased 26 basis points in 2011 compared to 2010. The principal earning assets were loans, and average loans outstanding increased $10,412,000 in 2012 compared to 2011, and decreased $20,104,000 in 2011 compared to 2010. Their yield decreased 21 basis points in 2012 compared to 2011, and decreased 16 basis points in 2011 compared to 2010. Average loan volumes prior to the Oceanic Bank acquisition in 2012 were significantly lower than in 2011 and 2010. With the Oceanic Bank acquisition, average loans outstanding increased during 2012, reversing a downward trend that occurred in 2011. Loan origination volumes increased during 2012, but so did loan repayments. Excluding the acquisition, the loan portfolio would have decreased in size for 2012.

Interest expense for 2012 totaled $2,727,000 compared to $3,327,000 in 2011. Interest expense for 2011 totaled $3,327,000 compared to $5,383,000 in 2010. The decrease in interest expense during 2012, 2011 and 2010 was caused primarily by rate decreases on deposits, as our rates followed the declines in prevailing short term market interest rates. During 2010 through 2012, the Federal Open Market Committee ("FOMC") federal funds rate was maintained at a target rate of 0.25%. Average interest bearing liabilities were $ 528,861,000 in 2012, $486,588,000 in 2011, and $511,277,000 in 2010. This represented an increase of $42,273,000 in 2012 from 2011, and a decrease of $24,689,000 in 2011 over 2010. The cost of these liabilities decreased 16 basis points in 2012 compared to 2011, and 37 basis points in 2011 compared to 2010. Time deposit costs decreased 16 basis points in 2012 compared to 2011, and decreased 34 basis points in 2011 compared to 2010. The Bank generally lowered rates paid on interest bearing liabilities throughout 2010 and continued these rate reductions during 2011 and 2012. Management believes that further rate reductions on interest bearing liabilities may be difficult to achieve given the low absolute levels of existing market interest rates.

Net Interest Income

TABLE 1

Net Interest Income and Average Balances
Year ended December 31

(Dollar amounts in thousands)	2012 Average Balance	2012 Interest Income Expense	2012 Average Yield Cost	2011 Average Balance	2011 Interest Income Expense	2011 Average Yield Cost	2010 Average Balance	2010 Interest Income Expense	2010 Average Yield Cost
INTEREST EARNING ASSETS									
Loans, gross (1) (2)	$ 481,899	$ 28,942	6.01%	$ 471,487	$ 29,320	6.22%	$ 491,591	$ 31,386	6.38%
Taxable securities (3)	138,629	2,541	1.83%	95,075	1,910	2.01%	86,765	1,811	2.09%
Nontaxable securities (3)	72,765	2,717	3.73%	50,831	2,218	4.36%	35,193	1,632	4.64%
Federal funds sold	27	—	n/a	31	—	n/a	4	—	n/a
Total interest earning assets	693,320	34,200	4.93%	617,424	33,448	5.42%	613,553	34,829	5.68%
NONINTEREST EARNING ASSETS:									
Cash and due from banks	57,278			60,811			69,949		
Premises and equipment	12,939			13,494			12,096		
Other assets	30,176			27,792			33,711		
Total noninterest earning assets	100,393			102,097			115,756		
TOTAL ASSETS	$ 793,713			$ 719,521			$ 729,309		
INTEREST BEARING LIABILITIES:									
Deposits:									
Demand, interest bearing	$ 67,708	$ 96	0.14%	$ 61,136	$ 126	0.21%	$ 61,397	$ 173	0.28%
Money market	279,356	1,610	0.58%	267,109	2,111	0.79%	269,661	3,025	1.12%
Savings	54,611	109	0.20%	47,059	109	0.23%	44,075	111	0.25%
Time deposits	126,638	909	0.72%	111,284	981	0.88%	124,563	1,523	1.22%
Fed Home Loan Bank advances	548	3	0.55%	—	—	n/a	11,575	551	4.76%
Fed funds purchased	—	—	n/a	—	—	n/a	6	—	n/a
Total interest bearing liabilities	528,861	2,727	0.52%	486,588	3,327	0.68%	511,277	5,383	1.05%
NONINTEREST BEARING LIABILITIES:									
Demand deposits	163,255			141,113			129,062		
Other liabilities	11,132			8,241			8,261		
Total noninterest bearing liabilities	174,387			149,354			137,323		
Total liabilities	703,248			635,942			648,600		
Stockholders' equity	90,465			83,579			80,709		

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 793,713		$ 719,521		$ 729,309	
NET INTEREST INCOME AND MARGIN ON TOTAL EARNING ASSETS (4)	$ 31,473	4.54%	$ 30,121	4.88%	$ 29,446	4.80%

(1) Interest on non-accrual loans is recognized into income on a cash received basis if the loan has demonstrated performance and full collection is considered probable.

(2) Amounts of interest earned include loan fees of $1,068,000, $1,071,000 and $1,075,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

(3) Tax equivalent adjustments recorded at the statutory rate of 34% that are included in the nontaxable securities portfolio are $677,000, $551,000, and $401,000 for the years ended December 31, 2012, 2011 and 2010, respectively, and were derived from nontaxable municipal interest income.

(4) The net interest margin is computed by dividing net interest income by total average interest earning assets.

The following table analyzes the dollar amount of change in interest income and expense and the changes in dollar amounts attributable to (a) changes in volume (changes in volume at the current year rate), (b) changes in rate (changes in rate times the prior year's volume) and (c) changes in rate/volume (changes in rate times changes in volume). In this table, the dollar change in rate/volume is prorated to volume and rate proportionately.

TABLE 2

(Dollar amounts in thousands)	Rate/Volume Variance Analysis					
	Year Ended December 31					
	2012 compared to 2011 Increase (decrease) (2)			2011 compared to 2010 Increase (decrease) (2)		
	Interest Income/ Expense	Variance Attributable To		Interest Income/ Expense	Variance Attributable To	
	Variance	Rate	Volume	Variance	Rate	Volume
INTEREST EARNING ASSETS:						
Loans	$ (366)	$ (992)	$ 626	$ (2,066)	$ (816)	$ (1,250)
Taxable securities	631	(244)	875	99	(75)	174
Nontaxable securities (1)	499	(458)	957	586	(139)	725
Total	$ 764	$ (1,694)	$ 2,458	$ (1,381)	$ (1,030)	$ (351)
INTEREST BEARING LIABILITIES:						
Demand deposits	$ 30	$ 44	$ (14)	$ 47	$ 46	$ 1
Money market	501	572	(71)	914	894	20
Savings deposits	0	15	(15)	2	9	(7)
Time deposits	72	207	(135)	542	380	162
Federal Home Loan Bank advances	(3)	—	(3)	551	—	551
Total	$ 600	$ 838	$ (238)	$ 2,056	$ 1,329	$ 727
NET INTEREST INCOME	$ 1,364	$ (856)	$ 2,220	$ 675	$ 299	$ 376

(1) Nontaxable securities in this Table are shown on a tax equivalent basis.
(2) Increases (decreases) shown are in relation to their effect on net interest income.

The net interest margin on average earning assets was 4.54% in 2012 compared to 4.88% in 2011 and 4.80% in 2010. The average rate earned on interest earning assets was 4.93% in 2012, 5.42% in 2011 and 5.68% in 2010. The average cost for interest-bearing liabilities was 0.52% in 2012 compared to 0.68% in 2011 and 1.05% in 2010.

Yield on average loans was 6.01% in 2012, 6.22% in 2011 and 6.38% in 2010. Interest on average taxable securities was 1.83% in 2012, 2.01% in 2011 and 2.09% in 2010. Interest on average nontaxable securities on a tax equivalent basis was 3.73% in 2012, 4.36% in 2011 and 4.64% in 2010. There were no federal funds sold in 2012 and 2011, respectively, and only minimal federal funds sold during 2010. On the expense side, the market decline in income on interest bearing assets was also followed by declines in competitive market rates offered on interest-bearing liabilities.

Allowance For Loan Losses

The Board of Directors has the ultimate oversight responsibility over the processes utilized in assessing the overall risks in the Company's loan portfolio, assessing the specific loss expectancy, and determining the adequacy of the loan loss reserve. The level of reserves is determined by management and documented with internally generated credit quality ratings, a review of the local economic conditions in the Bank's market area, and consideration of the Bank's historical loan loss experience. The Bank is committed to maintaining adequate reserves, identifying credit weaknesses through frequent loan reviews, and updating loan risk ratings and changing those risk ratings in a timely manner as circumstances change.

Real estate loans outstanding increased by $85,196,000 in 2012 compared to 2011, and decreased by $12,157,000 in 2011 compared to 2010. Bank management maintained conservative underwriting standards during 2010 through 2012, which generally required borrowers to maintain at most a loan-to-value ratio of 70%; maintain a debt service coverage ratio of at least 1.25; and required borrowers to make monthly mortgage payments out of documented cash flows.

During 2010 through 2012, we priced our loans competitively, and we did not discount our loans in order to attract new business. The reserve as a percentage of outstanding loans increased in 2010 and 2011 and decreased during 2012, primarily due to the Oceanic Bank acquisition, to levels designed to accurately reflect the credit risk involved in the loan portfolio.

The allowance for loan losses totaled $9,124,000, $9,897,000 and $9,524,000 at December 31, 2012, 2011 and 2010, respectively. This represented 1.66%, 2.18% and 1.97% of total loans outstanding on those dates. The allowance for loan losses represented 2.03% of Bancorp originated loans at December 31, 2012. These balances reflect amounts that, in management's judgment, are adequate to provide for probable loan losses based on the considerations listed above. During 2012, the provision for loan losses was $1,833,000, and the net charge-offs were $2,605,000. During 2011, the provision for loan losses was $1,750,000, and the net charge-offs were $1,377,000. During 2010, the provision for loan losses was $1,854,000, and the net charge-offs were $2,159,000. Management performs stress testing of our loan portfolio to gain a better understanding of the portfolio effects of additional declines in real estate values and expected cash values. Management also evaluates all commercial loans, secured and unsecured, at least annually.

Credit losses identified in the Oceanic Bank acquisition were accounted for as non-accreteable discount at the time of the acquisition. As credit losses are incurred, in excess of the original non-accretabl difference is charged against the non-accreteable discount, not the Allowance for loan losses. Only those losses that occur after the acquisition date within the Oceanic Bank loan portfolio will be charged to the Allowance for loan losses. At December 31, 2012, the non-accreteable discount related to the Oceanic Bank acquisition totaled $1,107,000.

TABLE 3 Allocation of the Allowance for Loan Losses

(Dollar amounts in thousands)

	2012		2011		2010		2009		2008	
	Amount	Percent of loans in each category to total Loans	Amount	Percent of loans in each category to total Loans	Amount	Percent of loans in each category to total Loans	Amount	Percent of loans in each category to total Loans	Amount	Percent of loans in each category to total Loans
Commercial real estate	$ 4,811	55.2%	$ 4,745	56.8%	$ 3,787	57.5%	$ 4,168	54.3%	$ 3,316	49.2%
Real estate construction	857	3.5%	1,171	6.2%	1,999	5.7%	3,110	9.4%	1,388	13.0%
Real estate multi family	–	10.6%	671	8.0%	578	8.8%	881	11.5%	694	10.3%
Real estate 1 to 4 family	1,516	20.3%	1,592	19.0%	971	14.7%	832	10.8%	702	10.4%
Commercial & industrial	1,876	10.1%	1,618	9.5%	2,102	12.7%	809	13.5%	932	16.5%
Consumer loans	64	0.3%	100	0.5%	87	0.6%	29	0.5%	43	0.6%
Total	$ 9,124	100.0%	$ 9,897	100.0%	$ 9,524	100.0%	$ 9,829	100.0%	$ 7,075	100.0%

Table 4 summarizes transactions in the allowance for loan losses and details the charge-offs, recoveries and net loan losses by loan category for each of the last five fiscal years ended December 31, 2012. The amount added to the provision and charged to operating expenses for each period is based on the risk profile of the loan portfolio.

TABLE 4

Allowance for Loan Losses
Historical Analysis

(Dollar amounts in thousands)	For the year ended December 31,				
	2012	2011	2010	2009	2008
Balance at Beginning of Period	$ 9,897	$ 9,524	$ 9,829	$ 7,075	$ 5,638
Provision for Loan Losses	1,833	1,750	1,854	4,596	3,045
Charge-offs:					
Real Estate	(1,216)	(721)	(1,376)	(1,471)	(493)
Commercial	(1,705)	(651)	(812)	(390)	(1,284)
Consumer	(11)	(74)	(34)	(60)	(11)
Total	(2,932)	(1,446)	(2,222)	(1,921)	(1,788)
Recoveries:					
Real Estate	182	41	50	61	36
Commercial	124	27	6	18	144
Consumer	21	1	7	—	—
Total	327	69	63	79	180
Net Charge-offs	(2,605)	(1,377)	(2,159)	(1,842)	(1,608)
Balance at End of Period	$ 9,125	$ 9,897	$ 9,524	$ 9,829	$ 7,075
Percentages					
Allowance for loan losses/total loans	1.66%	2.18%	1.97%	1.95%	1.40%
Net charge-offs/real estate loans	0.22%	0.18%	0.35%	0.38%	0.14%
Net charge-offs/commercial loans	2.81%	1.45%	1.31%	0.55%	1.37%
Net charge-offs/consumer loans	-0.55%	3.13%	1.00%	2.25%	0.35%
Net charge-offs/total loans	0.47%	0.30%	0.45%	0.37%	0.32%
Allowance for loan losses/non-performing loans	76.91%	51.82%	71.72%	38.41%	50.17%

The level of yearly charge-offs were primarily attributable to problems that were identified with specific borrowers rather than problems with a particular segment of the loan portfolio. In particular, borrowers who had exposure to real estate projects outside of San Mateo and San Francisco counties were identified as having a relatively higher risk profile than those operating solely within these two counties. If real estate values or lease rates continue to decline in the future, additional increases in our allowance for loan losses may be warranted.

Nonperforming Assets.

Nonperforming assets consist of nonaccrual loans, foreclosed assets, and loans that are 90 days or more past due but are still accruing interest. The accrual of interest on non-accrual loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. For the years ended December 31, 2012, 2011 and 2010, had non-accrual loans performed as agreed, approximately $807,000, $872,000 and $625,000, respectively, would have been recognized in additional interest income.

Table 5 provides a summary of nonperforming assets for the most recent five years. Nonperforming loans were 2.4% of total loans at December 31, 2012, 4.2% of total loans at December 31, 2011 and 3.4% of total loans at December 31, 2010. Management believes the current list of past due loans are collectible and does not anticipate significant losses.

TABLE 5

Analysis of Nonperforming Assets

(Dollar amounts in thousands)	December 31				
	2012	2011	2010	2009	2008
Accruing loans 90 days or more	$ —	$ —	$ —	$ —	$ —
Nonaccrual loans	12,474	19,098	16,712	25,592	14,102
Other real estate owned	6,650	2,747	6,680	7,320	3,557
Total	$ 19,124	$ 21,845	$ 23,392	$ 32,912	$ 17,659

There was no commitment to lend additional funds to any customer whose loan was classified as nonperforming at December 31, 2012, 2011 or 2010.

Nonaccrual loans at December 31, 2012 consist of several single family residence loans, commercial loans and some commercial real estate secured loans. The Bank is working with its borrowers to develop strategies that can give the borrowers time to work through their financial difficulties. The other real estate owned properties consist of two construction loans related to single-family home construction, a four-unit apartment building, a retail commercial real estate loan, and a land development parcel. The Bank is actively marketing these properties. However, given current market conditions, there can be no assurance that these properties can be sold in the near future.

A troubled debt restructuring occurs when the Bank offers, at favorable terms, a modification of loan terms and conditions because management believes the borrower may not be able to make payments at their original note rate and terms. At December 31, 2012, the Bank had thirteen loans totaling $9,565,000 that were considered troubled debt restructurings. These thirteen loans consist of three commercial real estate loans totaling $4,595,000, seven commercial loans totaling $3,524,000, and three single family residence loans totaling $1,446,000.

Noninterest Income

The following table sets forth the principal components of noninterest income:

TABLE 6	Noninterest Income Years ended December 31,			Variance 2012 vs. 2011		Variance 2011 vs. 2010	
(Dollar amounts in thousands)	2012	2011	2010	Amount	Percent	Amount	Percent
Service charges	$ 2,903	$ 3,107	$ 2,703	$ (204)	-6.6%	$ 404	14.9%
Bargain purchase gain	3,666	—	—	3,666	n/a	—	0.0%
Credit card fees	437	701	649	(264)	-37.7%	52	8.0%
Gain on available-for-sale securities	958	479	619	479	100.0%	(140)	-22.6%
Bank owned life insurance policy earnings	769	325	329	444	136.6%	(4)	-1.2%
Other income	491	467	274	24	5.1%	193	70.4%
Total noninterest income	$ 9,224	$ 5,079	$ 4,574	$ 4,145	81.6%	$ 505	11.0%

Total noninterest income consists mainly of service charges on deposits. The major change in noninterest income during 2012 was the bargain purchase gain of $3,666,000 resulting from the purchase of Oceanic Bank which was completed during September, 2012. Net gain on the sale of available for sale securities was $958,000 in 2012, $479,000 in 2011, and $619,000 in 2010. The gain on sale during 2012 was derived primarily from the sale of municipal securities, U.S. government and mortgage-backed securities, and U. S. Treasury securities; during 2011 the gain was derived primarily from the sale of U. S. Government and mortgage-backed securities; during 2010, it was derived primarily from the sale of U.S. Treasury and mortgage-backed securities. The principal source of other income was interest and dividends from the Federal Reserve Bank, which was $95,000, $116,000, and $136,000 in the years 2012, 2011 and 2010, respectively.

Noninterest Expenses

The following table sets forth the various components of noninterest expense:

TABLE 7

(Dollar amounts in thousands)	Noninterest Expenses			Variance		Variance	
	Years ended December 31,			2012 vs. 2011		2011 vs. 2010	
	2012	2011	2010	Amount	Percent	Amount	Percent
Salaries and employee benefits	$ 15,432	$ 13,726	$ 13,603	$ 1,706	12.4%	$ 123	0.9%
Occupancy expense	2,608	2,331	2,036	277	11.9%	295	14.5%
Equipment expense	1,732	1,722	1,943	10	0.6%	(221)	-11.4%
Professional fees	1,585	1,668	1,341	(83)	-5.0%	327	24.4%
FDIC assessment	702	1,155	1,350	(453)	-39.2%	(195)	-14.4%
Acquisition related expense	428	—	—	428	n/a	—	n/a
Telephone, postage, supplies	1,138	1,149	1,103	(11)	-1.0%	46	4.2%
Operating losses	77	571	82	(494)	-86.5%	489	596.3%
Advertising expense	343	570	411	(227)	-39.8%	159	38.7%
Bankcard expenses	442	658	589	(216)	-32.8%	69	11.7%
Data processing expense	571	560	518	11	2.0%	42	8.1%
Low income housing expense	294	278	278	16	5.8%	—	n/a
Surety insurance	299	267	274	32	12.0%	(7)	-2.6%
Directors expense	252	216	216	36	16.7%	—	n/a
Gain on sale of other real estate owned	(6)	(66)	(132)	60	-90.9%	66	-50.0%
Loss on impairment of other real estate owned	53	543	957	(490)	-90.2%	(414)	-43.3%
Other real estate owned expense	315	439	1,012	(124)	-28.2%	(573)	-56.6%
Other	1,474	1,287	1,292	187	14.5%	(5)	-0.4%
Total noninterest expense	$ 27,739	$ 27,074	$ 26,873	$ 665	2.5%	$ 201	0.7%

Total noninterest expense for the year ended December 31, 2012 was $27,739,000 compared to $27,074,000 and $26,873,000 for the years ended December 31, 2011 and 2010. Salaries and employee benefits were $15,432,000 in 2012, $13,726,000 in 2011, and $13,603,000 in 2010. Salaries and employee benefits represented 56%, 51% and 51% of noninterest expense for the years 2012, 2011 and 2010, respectively. During 2012, an additional loan officer was added to our Sunnyvale loan production office. During 2010, the Bank closed our Eureka Square and our Colma branch offices. The increase in salary and benefits during 2012 was attributable to the Oceanic Bank acquisition. There was a $500,000 operational loss in 2011 related to fraudulent foreign wire activity. During 2012, acquisition expenses were the result of investment banking fees of $250,000 and legal and accounting work in the Oceanic Bank acquisition. Reductions in our FDIC premiums during 2012 were the result of changes in the perceived risk levels inherent in the Bank on a year over year basis by the regulatory agencies.

The loss on impairment of other real estate owned expense was recorded primarily to reflect the decrease in valuation of our real estate owned properties since their value on the foreclosure date. At December 31, 2012, the FDIC insurance reserves were still below targeted levels that have been established by the FDIC.

Provision for Loan Losses

There was a provision for loan losses of $1,833,000 for the year ended December 31, 2012 compared to a provision for loan losses of $1,750,000 for the year ended December 31, 2011. The allowance for loan losses was $9,124,000 or 1.66% of total gross loans at December 31, 2012, compared to $9,897,000 or 2.18% of total gross loans at December 31, 2011. The allowance for loan losses is maintained at a level considered adequate to provide for probable loan losses inherent in the loan portfolio. Management is taking steps necessary to work with borrowers and has granted modified loan terms to certain borrowers willing to make payments on loans secured by their primary residence, even though they were delinquent and/or the value of their home had declined substantially. The purchased Oceanic Bank loans have a non-accreteable discount that was created at acquisition pursuant to acquisition accounting and representing expected credit losses inherent in the acquired loan portfolio. The non-accreteable discount is not part of the allowance for loan losses.

Balance Sheet Analysis

Total assets of the Company at December 31, 2012 were $875,340,000, compared to $715,641,000 at December 31, 2011 and to $714,639,000 at December 31, 2010. Assets averaged $793,713,000 in 2012, compared to $719,521,000 in 2011 and $729,309,000 in 2010. Average earning assets represented 87.4% of total average assets in 2012 and 85.8% of total average assets in 2011.

Loans

The loan portfolio is the principal earning asset of the Bank. Gross loans outstanding (net of loan fees) at December 31, 2012 increased by $97,069,000 or 21.4% from December 31, 2011. December 31, 2011 decreased by $30,734,000 or 6.3% from December 31, 2010. The effect of the economic recession was a reduction in the number of applications received for credit during 2011 and 2012. New credit-worthy borrowers were difficult to identify during 2012, and most existing clients were not seeking additional loans, or increase in their credit lines.

Commercial real estate loans increased by $46,447,000 or 18.0% in 2012 compared to 2011. They decreased by $21,453,000 or 7.7% in 2011 compared to 2010. Real estate construction loans decreased by $9,283,000 in 2012, increased by $652,000 in 2011, and decreased by $19,612,000 in 2010 respectively. Real estate multi-family loans increased by $21,635,000 in 2012 compared to 2011 and decreased by $6,215,000 in 2011 compared to 2010. Real estate 1 to 4 family loans increased by $26,397,000 in 2012 compared to 2011, and increased by $14,859,000 or 20.8% in 2011 compared to 2010. Construction activity was minimal, and we received fewer loan applications. Commercial and industrial loans increased by $12,490,000 in 2012 compared to 2011, and decreased by $18,419,000 in 2011 compared to 2010, respectively. Consumer loans represent a nominal portion of total loans. They decreased by $511,000 in 2012, decreased by $354,000 in 2011, and increased by $28,000 in 2010.

Table 8 presents a detailed analysis of loans outstanding at December 31, 2007 through December 31, 2012.

TABLE 8

	Loan Portfolio									
	December 31									
	2012		2011		2010		2009		2008	
(Dollar amounts in thousands)										
Commercial real estate	$ 303,860	55%	$ 257,413	57%	$ 278,866	56%	$ 273,981	55%	$ 248,323	49%
Real estate construction	18,946	3%	28,229	6%	27,577	6%	47,189	9%	65,647	13%
Real estate multi family	58,004	11%	36,369	8%	42,584	9%	57,875	11%	52,046	10%
Real estate 1 to 4 family	112,719	20%	86,322	19%	71,463	15%	54,674	11%	52,642	10%
Commercial & industrial	55,564	10%	43,074	9%	61,493	13%	67,977	13%	83,442	17%
Consumer loans	1,824	0%	2,335	1%	2,689	1%	2,661	1%	3,136	1%
Sub total	550,917	100%	453,742	100%	484,672	100%	504,357	100%	505,236	100%
Net deferred loan fees	(230)	0%	(124)	0%	(320)	0%	(179)	0%	(177)	0%
Total	$ 550,687	100%	$ 453,618	100%	$ 484,352	100%	$ 504,178	100%	$ 505,059	100%

Loans that are not guaranteed by the U. S. Government contain some level of risk of principal repayment. Real estate and loans that contain UCC filing requirements contain less risk of loss than unsecured loans. By securing loans with various types of collateral, the Bank is able to better assure repayment, either from the liquidation of collateral or from the borrower. For commercial loans, both secured and unsecured, the Bank will generally require personal guarantees from our borrowers. These financial guarantees allow the Bank to initiate collection activity against the borrowers individually if the liquidation of collateral is insufficient to repay the loan. The underwriting policies of the Bank require our borrowers to document the source of repayment for their loans, maintain equity positions in any secured financings, and provide ongoing financial statement information. Current appraisals, financial statements, and tax returns allow Bank management to evaluate our borrower's repayment ability on at least an annual basis. Commercial loans are generally variable rate in nature. Real estate loans more than five years to maturity generally contain variable interest rates. Loans that mature in five years or less may be either fixed or variable rate in nature, with fixed rate loans containing initial rates that are higher than those with variable rates. Borrower's preference and interest rate risk tolerance will generally dictate whether they utilize fixed or variable rate financing.

The following table shows the Bank's loan maturities and sensitivities to changes in interest rates as of December 31, 2012.

TABLE 9

(Dollar amounts in thousands)	Maturing Within 1 Year	Maturing After 1 But Within 5 Years	Maturing After 5 Years	Total
Commercial real estate	$ 51,465	$ 102,273	$ 150,122	$ 303,860
Real estate construction	3,209	6,377	9,360	18,946
Real estate multi family	9,824	19,523	28,657	58,004
Real estate 1 to 4 family	19,091	37,939	55,689	112,719
Commercial & industrial	9,410	18,702	27,452	55,564
Consumer loans	308	614	902	1,824
Sub total	93,307	185,428	272,182	550,917
Net deferred loan fees	(39)	(77)	(114)	(230)
Total	$ 93,268	$ 185,351	$ 272,068	$ 550,687
With predetermined fixed interest rates	$ 22,597	$ 44,906	$ 65,915	$ 133,418
With floating interest rates	70,710	140,522	206,267	417,499
Total	$ 93,307	$ 185,428	$ 272,182	$ 550,917

Investment Portfolio

Investments at December 31, 2012 were $234,945,000, an increase of $47,281,000 over 2011. At December 31, 2011, they were $187,664,000, an increase of $61,475,000 or 48.7% over December 31, 2010.

The primary purpose of the Bank's investment portfolio is to ensure the Bank has sufficient available funds to fund loans, or pay down our liabilities. The Company's primary source of funds is the deposit base. If more funds are needed, investment maturities, calls and sales from the investment portfolio may be used. The Bank's investment portfolio is composed primarily of debt securities of U. S. Government Agencies, mortgage-backed securities that have their principal guaranteed by U. S. Government Agencies, and in obligations of States and their political subdivisions. The Bank believes this provides for an appropriate liquidity level and minimal credit risk.

The following table sets forth the maturity distribution and interest rate sensitivity of investment securities at December 31, 2012:

TABLE 10

(Dollar amounts in thousands)	Due In 1 Year Or Less	Yield	After 1 Year Through 5 Years	Yield	After 5 Years Through 10 Years	Yield	Due After 10 Years	Yield	Fair Value	Maturity In Years	Average Yield
U. S. Treasury securities	$ —	—%	$ 7,280	1.26%	$ —	—%	$ —	—%	$ 7,280	1.89	1.26%
U. S. Government Agencies	8,128	1.98%	48,658	1.35%	15,474	1.66%	—	—	72,260	3.41	1.49%
Mortgage-backed securities	—	—	639	1.53%	29,914	2.05%	24,627	2.63%	55,180	11.14	2.30%
States & Political Subdivisions	3,762	3.57%	14,611	3.13%	48,900	2.86%	14,336	3.29%	81,609	7.26	3.02%
Corporate Debt	—	—	17,428	2.77%	1,188	2.10%	—	—	18,616	2.88	2.72%
Total	$ 11,890	2.48%	$ 88,616	1.91%	$ 95,476	2.39%	$ 38,963	2.87%	$ 234,945	6.47	2.29%

The following table shows the securities portfolio mix at December 31, 2012, 2011 and 2010.

TABLE 11

(Dollar amounts in thousands)	2012 Amortized Cost	2012 Fair Value	2011 Amortized Cost	2011 Fair Value	2010 Amortized Cost	2010 Fair Value
	Years Ended December 31,					
U. S. Treasury securities	$ 7,145	$ 7,280	$ 12,371	$ 12,634	$ 12,440	$ 12,345
U.S. Government Agencies	71,061	72,260	53,150	54,102	45,941	46,114
Mortgage-backed securities	53,934	55,180	32,606	33,435	18,564	19,068
States & Political Subdivisions	78,147	81,609	73,674	77,251	42,738	42,456
Corporate Debt	18,103	18,616	10,314	10,242	6,105	6,206
Total	$ 228,390	$ 234,945	$ 182,115	$ 187,664	$ 125,788	$ 126,189

Deposits

During 2012, average deposits were $691,568,000, an increase of $63,867,000 or 10.17% over 2011. In 2011, average deposits were $627,701,000, a decrease of $1,057,000 or 0.17% over 2010. The prime lending rate was 3.25% on December 16, 2008, and remained unchanged through December 31, 2012. Time deposits lagged the prime rate changes because their rates changed only as certificates matured or new certificates were issued. Thus, interest-bearing demand costs averaged 0.28% in 2010 0.21% in 2011 and 0.14% in 2012. Money market deposit costs averaged 1.12% in 2010, 0.79% in 2011, and 0.58% in 2012. Savings rates averaged 0.25% in 2010, 0.23% in 2011, and 0.20% in 2012. Average rates on time certificates of deposit of $100,000 or more was 0.90% in 2010, 0.75% in 2011, and 0.64% in 2012. On certificates under $100,000, average rates were 1.18% in 2010, 0.92% in 2011, and 0.71% in 2012. The primary decline in deposits during 2011 came from time certificates of deposit, whose interest rates were not attractive, and some funds moved into savings or were not renewed.

The following table summarizes the distribution of average deposits and the average rates paid for them in the periods indicated:

TABLE 12

(Dollar amounts in thousands)	2012 Average Balance	2012 Average Rate	2012 % of total Deposits	2011 Average Balance	2011 Average Rate	2011 % of total Deposits	2010 Average Balance	2010 Average Rate	2010 % of total Deposits
	Average Deposits and Average Rates paid for the period ending December 31,								
Interest-bearing demand	$ 67,708	0.1%	9.8	$ 61,136	0.2%	9.7	$ 61,397	0.3%	9.8
Money market	279,356	0.6%	40.4	267,109	0.8%	42.6	269,661	1.1%	42.9
Savings	54,611	0.2%	7.9	47,059	0.2%	7.5	44,075	0.3%	7.0
Time deposits $100,000 or more	90,858	0.6%	13.1	69,330	0.8%	11.0	81,838	0.9%	13.0
Time deposits under $100,000	35,780	0.7%	5.2	41,954	0.9%	6.7	42,725	1.2%	6.8
Total interest bearing deposits	$ 528,313	0.5%	76.4	$ 486,588	0.7%	77.5	499,696	1.0%	79.5
Demand deposits	163,255	—	23.6	141,113	—	22.5	129,062	—	20.5
Total deposits	$ 691,568	0.4%	100.0	$ 627,701	0.5%	100.0	$ 628,758	0.8%	100.0

The following table indicates the maturity schedule of time deposits of $100,000 or more:

TABLE 13

(Dollar amounts in thousands)

	Analysis of Time Deposits $100,000 or more at December 31, 2012			
Total Deposits $100,000 Or More	Three Months Or Less	Over Three To Six Months	Over Six To Twelve Months	Over Twelve Months
$ 122,734	$ 37,974	$ 22,051	$ 39,608	$ 23,101

Capital

At December 31, 2012, stockholders' equity of the Company was $95,358,000, an increase of $8,162,000 or 9.36% over 2011. At December 31, 2011, stockholders' equity of the Company was $87,196,000, an increase of $6,272,000 or 7.75% over 2010. The increases in retained earnings were primarily attributable to retention of net income less cash dividends on preferred stock of $658,000 in 2012, of $545,000 in 2011 and $654,000 in 2010; and cash dividends on common stock of $667,000 in 2012, $568,000 in 2011, and $646,000 in 2010. During 2012, $3,666,000 was added to capital through bargain purchase gain related to the Oceanic Bank acquisition.

Under regulatory capital guidelines, qualifying capital is classified into two tiers, referred to as Tier 1 (core) and Tier 2 (supplementary) capital. The Company's Tier 1 capital consists of common shareholders' equity and preferred stock issued to the U.S. Treasury during 2011. The Company's Tier 2 capital consists of eligible reserves for possible loan losses. Total capital is the sum of Tier 1 plus Tier 2 capital. Risk-weighted assets are calculated by applying risk percentages specified by the FDIC to categories of both balance sheet assets and off-balance sheet obligations. The FDIC also requires the calculation of a leverage ratio requirement. This ratio supplements the risk-based capital ratios and is defined as Tier 1 capital divided by quarterly average assets during the reporting period. This requirement established a minimum leverage ratio of 3.0% for the highest rated banks and ratios of 100 to 200 basis points higher for most other banks. To qualify as "well-capitalized" as defined by regulation, financial institutions must maintain risk-based Tier 1 and total capital ratios of at least 6.0% and 10.0% respectively. "Well-capitalized" financial institutions must also maintain a leverage ratio equal to or exceeding 5.0%.

On September 15, 2011 the Company issued 12,600 shares of Senior, Non-Cumulative, Perpetual Preferred Stock, Series C, to the U. S. Treasury as part of the Treasury's Small Business Lending Fund ("SBLF"). The initial dividend rate payable on these shares is 5%. Depending on the volume of small business lending, it can become as low as one percent. If lending does not increase in the first two years, the rate will increase to seven percent. After 4.5 years, the rate will increase to nine percent, assuming the Company has not redeemed the shares.

The SBLF program does not impose the various restrictions (including restrictions on the payment of dividends to holders of Common Stock) as were required under the U. S. Treasury Capital Purchase Program. The shares of Series A and B Preferred Stock, which contained a blended rate of 6.83% to the expected repayment date, were redeemed with the $12,600,000 in proceeds received from the issuance of Series C Preferred Stock.

The following table shows the risk-based capital ratios and the leverage ratios at December 31, 2012, 2011 and 2010 for the Bank. The Company's capital ratios are substantially equivalent to those of the Bank.

TABLE 14

Regulatory Capital Ratios	2012	2011	2010		Minimum "Well Capitalized" Requirements
Total Capital	14.56%	16.44%	14.85%	≥	10.00%
Tier 1 Capital	13.31%	15.18%	13.60%	≥	6.00%
Leverage ratios	9.68%	11.15%	10.46%	≥	5.00%

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
FNB Bancorp

We have audited the accompanying consolidated balance sheets of FNB Bancorp and subsidiary (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of earnings, changes in stockholders' equity and comprehensive earnings, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of FNB Bancorp and subsidiary as of December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Moss Adams LLP

Portland, Oregon
April 1, 2013

FNB BANCORP AND SUBSIDIARY
Consolidated Balance Sheets
December 31, 2012 and 2011

Assets

(Dollar amounts in thousands)	2012	2011
Cash and due from banks	$ 27,861	$ 38,474
Interest-bearing time deposits with financial Institutions	13,216	—
Securities available-for-sale, at fair value	234,945	187,664
Loans, net of deferred loan fees and allowance for loan losses of $9,124 and $9,897 on December 31, 2012 and December 31, 2011	541,563	443,721
Bank premises, equipment, and leasehold improvements, net	12,706	13,227
Bank owned life insurance	11,785	9,521
Other equity securities	5,464	4,608
Accrued interest receivable	3,760	3,614
Other real estate owned, net	6,650	2,747
Goodwill	1,841	1,841
Prepaid expenses	1,372	2,107
Other assets	14,177	8,117
Total assets	$ 875,340	$ 715,641

Liabilities & Stockholders' Equity

	2012	2011
Deposits		
Demand, noninterest bearing	$ 178,384	$ 139,382
Demand, interest bearing	75,465	63,308
Savings and money market	343,437	310,237
Time	171,066	108,851
Total deposits	768,352	621,778
Federal Home Loan Bank advances	1,220	—
Accrued expenses and other liabilities	10,410	6,667
Total liabilities	779,982	628,445
Commitments and Contingencies (Note 12)		
Stockholders' equity		
Preferred stock - series C - no par value, authorized and outstanding 12,600 shares (liquidation preference of $1,000 per share)	12,600	12,600
Common stock, no par value, authorized 10,000,000 shares; issued and outstanding 3,698,612 shares at December 31, 2012 and 3,681,000 shares at December 31, 2011	52,610	48,895
Retained earnings	26,280	22,427
Accumulated other comprehensive income, net of tax	3,868	3,274
Total stockholders' equity	95,358	87,196
Total liabilities and stockholders' equity	$ 875,340	$ 715,641

See accompanying notes to consolidated financial statements.

FNB BANCORP AND SUBSIDIARY

Consolidated Statements of Earnings

Years ended December 31, 2012, 2011 and 2010

(Dollar amounts and average shares are in thousands, except earnings per share amounts)

	2012	2011	2010
Interest income:			
Interest and fees on loans	$ 28,942	$ 29,320	$ 31,386
Interest and dividends on taxable securities	2,541	1,910	1,811
Interest on tax-exempt securities	2,040	1,667	1,231
Total interest income	33,523	32,897	34,428
Interest expense:			
Deposits	2,724	3,327	4,832
Federal Home Loan Bank advances	3	—	551
Total interest expense	2,727	3,327	5,383
Net interest income	30,796	29,570	29,045
Provision for loan losses	1,833	1,750	1,854
Net interest income after provision for loan losses	28,963	27,820	27,191
Noninterest income:			
Service charges	2,903	3,107	2,703
Bargain purchase gain	3,666	—	—
Credit card fees	437	701	649
Net gain on sale of available-for-sale securities	958	479	619
Bank-owned life insurance policy earnings	769	325	329
Other income	491	467	274
Total noninterest income	9,224	5,079	4,574
Noninterest expense:			
Salaries and employee benefits	15,432	13,726	13,603
Occupancy expense	2,608	2,331	2,036
Equipment expense	1,732	1,722	1,943
Professional fees	1,585	1,668	1,341
FDIC assessment	702	1,155	1,350
Acquisition expense	428	—	—
Telephone, postage, supplies	1,138	1,149	1,103
Operating losses	77	571	82
Advertising expense	343	570	411
Bankcard expense	442	658	589
Data processing expense	571	560	518
Low income housing expense	294	278	278
Surety insurance	299	267	274
Director expense	252	216	216
Gain on sale of other real estate owned	(6)	(66)	(132)
Loss on impairment of other real estate owned	53	543	957
Other real estate owned expense	315	439	1,012
Other expense	1,474	1,287	1,292
Total noninterest expense	27,739	27,074	26,873
Earnings before provision for income taxes	10,448	5,825	4,892
Provision (benefit) for income taxes	1,645	1,568	1,227
Net earnings	8,803	4,257	3,665
Dividends and discount accretion on preferred stock	658	800	853
Net earnings available to common stockholders	$ 8,145	$ 3,457	$ 2,812
Earnings per share data:			
Basic	$ 2.21	$ 0.94	$ 0.76
Diluted	$ 2.17	$ 0.93	$ 0.76
Weighted average shares outstanding:			
Basic	$ 3,690	$ 3,684	$ 3,683
Diluted	$ 3,754	$ 3,704	$ 3,683

See accompanying notes to consolidated financial statements.

FNB BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

(Dollar amounts in thousands)	Twelve months Three months ended December 31,		
	2012	2011	2010
Net earnings	$ 8,803	$ 4,257	3,665
Unrealized holding gain on available-for-sale securities net of tax	1,159	3,320	(111)
Reclassification adjustment for gains recognized on available-for-sale securities sold, net of tax	(565)	(283)	(365)
Total comprehensive earnings	$ 9,397	$ 7,294	3,189

See accompanying notes to consolidated financial statements.

FNB BANCORP AND SUBSIDIARY

Consolidated Statement of Changes in Stockholders' Equity

Years ended December 31, 2012, 2011 and 2010

(Dollar amounts in thousands)	Common stock		Preferred Stock				Accumulated other	
	Shares	Amount	Series A	Series B	Series C	Retained earnings	compre- hensive earnings	Total
Balance at December 31, 2009	3,179	$ 45,044	$ 11534	$ 629	$ –	$ 20,945	$ 713	$ 78,865
Net earnings	–	–	–	–	–	3,665	–	3,665
Total comprehensive earnings							(476)	(476)
Dividends and accretion on preferred stock		–	213	(14)	–	(853)	–	(654)
Dividends on common stock						(646)	–	(646)
Stock dividend of 5%	159	1,351	–	–	–	(1,351)	–	–
Stock options exercised		2				–	–	2
Stock-based compensation expense		168	–	–	–	–	–	168
Balance at December 31, 2010	3,338	46,565	11,747	615	–	21,760	237	80,924
Preferred stock issued					12,600			12,600
Redemption of preferred stock			(12,017)	(600)		17		(12,600)
Net earnings						4,257		4,257
Total comprehensive earnings							3,037	3,037
Dividends and accretion on preferred stock		–	270	(15)	–	(800)	–	(545)
Dividends on common stock		–	–	–	–	(568)	–	(568)
Cash in lieu of fractional shares		–	–	–	–	(2)	–	(2)
Accrued dividend, not yet paid		–	–	–	–	(211)	–	(211)
Stock dividend of 5%	167	2,026	–	–	–	(2,026)	–	–
Stock options exercised	1	11	–	–	–	–	–	11
Stock-based compensation expense		293	–	–	–	–	–	293
Balance at December 31, 2011	3,506	48,895	–	–	12,600	22,427	3,274	87,196
Net earnings						8,803		8,803

Other comprehensive earnings:								
Total comprehensive earnings		–					594	594
Dividends on preferred stock			–	–	–	(658)	–	(658)
Dividends on common stock			–	–	–	(667)	–	(667)
Cash in lieu of fractional shares			–	–	–	(5)	–	(5)
Accrued dividend, not yet paid						(296)		
Stock dividend of 5%	176	3,324	–	–	–	(3,324)	–	–
Stock options exercised	17	151	–	–	–	–	–	151
Tax benefit-options exercised		30						30
Stock-based compensation expense		210	–	–	–	–	–	210
Balance at December 31, 2012	3,699	$ 52,610	$ –	$ –	$ 12,600	$ 26,280	$ 3,868	$ 95,654

See accompanying notes to consolidated financial statements.

FNB BANCORP AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended December 31, 2012, 2011 and 2010

(Dollar amounts in thousands)

	2012	2011	2010
Cash flows from operating activities:			
Net earnings	$ 8,803	$ 4,257	$ 3,665
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation, amortization and accretion	3,493	2,803	2,554
Gain on sale of securities available-for-sale	(958)	(479)	(619)
Loss (gain) on sale of other real estate owned	(6)	(66)	(132)
Loss on impairment of other real estate owned	53	543	957
Stock-based compensation expense	210	293	168
Earnings on bank owned life insurance	(769)	(325)	(329)
Provision for loan losses	1,833	1,750	1,854
Bargain purchase gain	(3,666)	—	—
Deferred taxes	(271)	(308)	469
Decrease (Increase) in accrued interest receivable	251	151	(693)
Decrease in prepaid expense	735	736	1,106
(Increase) decrease in other assets	(3,177)	1,832	1,468
(Decrease) increase in accrued expenses and other liabilities	2,537	(925)	126
Net cash provided by operating activities	9,068	10,262	10,594
Cash flows from investing activities:			
Cash paid for acquisition, net of cash acquired	(18,374)	—	—
Proceeds from matured/called/sold securities available-for-sale	68,205	41,694	87,223
Purchases of securities available-for-sale	(102,212)	(98,861)	(117,468)
(Purchases) redemptions of other equity securities	(856)	638	393
Redemption of time deposits of other banks	3,880	—	—
Net (increase) decrease in loans	(1,345)	28,738	13,518
Increase in bank-owned life insurance	(1,879)	—	—
Proceeds from sale of other real estate owned	932	4,078	4,300
Net investment in other real estate owned	(31)	(3)	(468)
Proceeds from sales of bank premises, equipment, and leasehold improvements	—	2	11
Purchases of bank premises, equipment, and leasehold improvements	(850)	(1,181)	(3,260)
Net cash used in investing activities	(52,530)	(24,895)	(15,751)

FNB BANCORP AND SUBSIDIARY
Consolidated Statements of Cash Flows
Years ended December 31, 2012, 2011 and 2010

	2012	2011	2010
Cash flows from financing activities:			
Net increase in demand and savings deposits	60,284	9,887	31,399
Net decrease in time deposits	(21,379)	(16,549)	(1,923)
Net increase (decrease) in FHLB borrowings	(4,877)	—	(25,000)
Cash dividends paid on common stock	(667)	(568)	(646)
Cash in lieu of franctional shares	(5)	(3)	—
Exercise of stock options	151	11	2
Cash dividends paid of preferred stock series A and B	—	(545)	(654)
Redemption of preferred stock series A and B	—	(12,600)	—
Issuance of preferred stock series C	—	12,600	—
Cash dividends paid on preferred stock series C	(658)	—	—
Net cash provided (used in) by financing activities	32,849	(7,767)	3,178
Net increase (decrease) in cash and cash equivalents	(10,613)	(22,400)	(1,979)
Cash and cash equivalents at beginning of year	38,474	60,874	62,853
Cash and cash equivalents at end of year	$ 27,861	$ 38,474	$ 60,874
Additional cash flow information:			
Interest paid	$ 2,676	$ 3,345	$ 5,735
Income taxes paid	1,907	1,955	207
Non-cash investing and financing activities:			
Accrued dividends	296	210	167
Change in fair value of available-for-sale securities, net of tax effect	594	3,037	(476)
Loans transferred to other real estate owned	4,863	619	4,149
Deemed dividends on preferred stock	—	255	199
Acquisition:			
Assets acquired	117,929	—	—
Liabilities assumed	114,263	—	—

See accompanying notes to consolidated financial statements.

(1) The Company and Summary of Significant Accounting Policies

FNB Bancorp (the "Company") is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. The Company was incorporated under the laws of the State of California on February 28, 2001. The consolidated financial statements include the accounts of FNB Bancorp and its wholly-owned subsidiary, First National Bank of Northern California (the "Bank"). The Bank provides traditional banking services in San Mateo and San Francisco counties.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates. For the Bank, the significant accounting estimates are the allowance for loan losses, the valuation of goodwill, the valuation of the allowance for deferred tax assets and fair value determinations such as OREO and impaired loans. A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

(a) Basis of Presentation

The accounting and reporting policies of the Company and its wholly-owned subsidiary are in accordance with accounting principles generally accepted in the United States of America. All intercompany balances and transactions have been eliminated.

(b) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are sold for one-day periods. The cash equivalents are readily convertible to known amounts of cash and present insignificant risk of changes in value due to original maturity dates of 90 days or less. Included in cash and cash equivalents are restricted balances at the Federal Reserve Bank of San Francisco which relate to a minimum cash reserve requirement of approximately $1,461,000 and $778,000 at December 31, 2012 and 2011, respectively.

Securities available-for-sale are recorded at fair value with unrealized holding gains or losses, net of the related tax effect, reported as a separate component of stockholders' equity until realized.

An impairment charge would be recorded if the Company has the intent to sell a security that is currently in an unrealized loss position or where the Company may be required to sell a security that is currently in an unrealized loss position. A decline in the market value of any security available-for-sale or held-to-maturity below cost that is deemed other than temporary results in a charge to earnings and the corresponding establishment of a new cost basis for the security. Amortization of premiums and accretion of discounts on debt securities are included in interest income over the life of the related security held-to-maturity or available-for-sale using the effective interest method. Dividend and interest income are recognized when earned. Realized gains and losses for securities classified as available-for-sale and held-to-maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

Investments with fair values that are less than amortized cost are considered impaired. Impairment may result from either a decline in the financial condition of the issuing entity or, in the case of fixed interest rate investments, from rising interest rates. At each consolidated financial statement date, management assesses each investment to determine if impaired investments are temporarily impaired or if the impairment is other than temporary. This assessment includes a determination of whether the Company intends to sell the security, or if it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis less any current-period credit losses. For debt securities that are considered other than temporarily impaired and that the Company does not intend to sell and will not be required to sell prior to recovery of the amortized cost basis, the amount of impairment is separated into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings and is calculated as the difference between the security's amortized cost basis and the present value of its expected future cash flows. The remaining difference between the security's fair value and the present value of the future expected cash flows is deemed to be due to factors that are not credit related and is recognized in other comprehensive earnings.

(d) Derivatives

All derivatives contracts are recognized as either assets or liabilities in the balance sheet and measured at fair value. The Company did not hold any derivative contracts at December 31, 2012 or 2011.

(e) Loans

Loans are reported at the principal amount outstanding, net of deferred loan fees and the allowance for loan losses. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement, including scheduled interest payments. For a loan that has been restructured, the contractual terms of the loan agreement refer to the contractual terms specified by the original loan agreement, not the contractual terms specified by the restructuring agreement. An impaired loan is measured based upon the present value of future cash flows discounted at the loan's effective rate, the loan's observable market price, or the fair value of collateral if the loan is collateral dependent. Interest on impaired loans is recognized on a cash basis. If the measurement of the impaired loan is less than the recorded investment in the loan, an impairment is recognized by a charge to the allowance for loan losses. An unearned discount on installment loans is recognized as income over the terms of the loans by the interest method. Interest on other loans is calculated by using the simple interest method on the daily balance of the principal amount outstanding.

Loan fees net of certain direct costs of origination, which represent an adjustment to interest yield, are deferred and amortized over the contractual term of the loan using the interest method.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full and timely collection of interest or principal when a loan becomes contractually past due by 90 days or more with respect to interest or principal. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

A loan is considered impaired if, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due, according to the contractual terms of the loan agreement. Generally, the Company measures impaired loans based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral.

Restructured loans are loans on which concessions in terms have been granted because of the borrowers' financial difficulties. Interest is generally accrued on such loans in accordance with the new terms, once the borrower has demonstrated a history of at least six months repayment. A loan is considered to be a troubled debt restructuring when the Bank, for economic or legal reasons related to the debtor's financial difficulties grants a concession to the debtor that makes it easier for the debtor to make their required loan payments. The concession may take the form of a temporary reduction in the interest rate or monthly payment amount due or may extend the maturity date of the loan. Other financial concessions may be agreed to as conditions warrant.

Purchased Credit-Impaired Loans

We evaluated loans purchased in the Acquisition in accordance with accounting guidance in ASC 310-30 related to loar acquired with deteriorated credit quality. Acquired loans are considered credit-impaired if there is evidence of deterioration c credit quality since origination and it is probable, at the acquisition date, that we will be unable to collect all contractuall required payments receivable. Management has determined certain loans purchased in the Acquisition to be PCI loans base on credit indicators such as nonaccrual status, past due status, loan risk grade, loan-to-value ratio, etc. Revolving cred agreements (e.g. home equity lines of credit and revolving commercial loans) are not considered PCI loans as cash flow cannot be reasonably estimated.

For acquired loans not considered credit-impaired, the difference between the contractual amounts due (principal amount) an the fair value is accounted for subsequently through accretion. We elect to recognize discount accretion based on the acquire loan's contractual cash flows using an effective interest rate method. The accretion is recognized through the net intere margin.

(f) ***Allowance for Loan Losses***

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged off against the allowance for loan losses when management believes that the collectability of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb probable losses inherent in existing loans, standby letters of credit, overdrafts, and commitments to extend credit based on evaluations of collectability and prior loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans and current and anticipated economic conditions that may affect the borrowers' ability to pay. While management uses these evaluations to determine the level of the allowance for loan losses, future provisions may be necessary based on changes in the factors used in the evaluations. Material estimates relating to the determination of the allowance for loan losses are particularly susceptible to significant change in the near term. Management believes that the allowance for loan losses is adequate as of December 31, 2012. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, and our borrowers' ability to pay. In addition, the banking regulators, as an integral part of its examination process, periodically review the Bank's allowance for loan losses. The banking regulators may require the Bank to recognize additions to the allowance based on their judgment about information available to them at the time of their examination. Large groups of smaller balance loans are collectively evaluated for impairment.

(g) ***Premises and Equipment***

Premises and equipment are reported at cost less accumulated depreciation using the straight-line method over the estimated service lives of related assets ranging from 3 to 50 years. Leasehold improvements are amortized over the estimated lives of the respective leases or the service lives of the improvements, whichever is shorter.

(h) ***Other Real Estate Owned***

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at the lower of the carrying amount of the loan or fair value of the property at the date of foreclosure less selling costs. Subsequent to foreclosure, valuations are periodically performed, and any subsequent revisions in the estimate of fair value are reported as an adjustment to the carrying value of the real estate, provided the adjusted carrying amount does not exceed the original amount at foreclosure. Revenues and expenses from operations and changes in the valuation allowance are included in other operating expenses. The Company may make loans to facilitate the sale of foreclosed real estate. Gains and losses on financed sales are recorded in accordance with the appropriate accounting standard, taking into account the buyer's initial and continuing investment in the property, potential subordination and transfer of ownership.

(i) ***Goodwill and Other Intangible Assets***

Goodwill is recognized in a business acquisition transaction when the acquisition purchase price exceeds the fair market value of identified tangible and intangible assets and liabilities. Goodwill is subsequently evaluated for possible impairment at least annually. If impairment is determined to exist, it is recorded in the period it is identified. The Company evaluated goodwill at December 31, 2012, and found no impairment.

Other intangible assets consist of core deposit and customer intangible assets that are initially recorded at fair value and subsequently amortized over their estimated useful lives, usually no longer than a seven year period.

(j) ***Cash Dividends***

The Company's ability to pay cash dividends is subject to restrictions set forth in the California General Corporation Law. Funds for payment of any cash dividends by the Company would be obtained from its investments as well as dividends and/or management fees from the Bank. The Bank's ability to pay cash dividends is also subject to restrictions imposed under the National Bank Act and regulations promulgated by the Office of the Comptroller of the Currency.

(k) ***Stock Dividend***

On November 30, 2012, the Company announced that its Board of Directors had declared a five percent (5%) stock dividend which resulted in 177,000 shares, payable at the rate of one share of Common Stock for every twenty (20) shares of Common Stock owned. The stock dividend was paid on December 28, 2012, to stockholders of record on December 14, 2012. The earnings per share data for all periods presented has been adjusted for stock dividends, except for the Consolidated Statement of Changes in Stockholders' Equity and Comprehensive Earnings, which shows the historical rollforward of stock dividends declared.

(l) ***Income Taxes***

Deferred income taxes are determined using the asset and liability method. Under this method, the net deferred tax asset or liability is recognized for tax consequences of temporary differences by applying current tax rates to differences between the financial reporting and the tax basis of existing assets and liabilities. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. A valuation allowance is established through the provision for income taxes for any deferred tax assets where the utilization of the asset is in doubt. During 2012, the Company recorded an increase to the deferred tax asset valuation allowance of $79,000 for tax credit carryforwards from the Bank's investment in low income housing real estate partnerships. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company had unrecognized tax benefits of $725,000 and $550,000 as of December 31, 2012 and 2011, respectively. These unrecognized tax benefits are related to income tax uncertainties surrounding the Bank's Enterprise Zone net interest deduction. The Bank is currently being audited by the Franchise Tax Board for the years ended December 31, 2005 through 2008, and the outcome of these audits is uncertain.

The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2012 and 2011, the Company believes that any penalties and interest penalties that may exist are not material and the Company has not accrued for them.

At December 31, 2012, the Bank had a $1,701,000 investment in six partnerships, which own low-income affordable housing projects that generate tax benefits in the form of federal and state housing tax credits. As a limited partner investor in these partnerships, the Company receives tax benefits in the form of tax deductions from partnership operating losses and federal and state income tax credits. The federal and state income tax credits are earned over a 10-year period as a result of the investment properties meeting certain criteria and are subject to recapture for noncompliance with such criteria over a 15-year period. The expected benefit resulting from the low-income housing tax credits is recognized in the period for which the tax benefit is recognized in the Company's consolidated tax returns. These investments are accounted for using the historical cost method less depreciation and amortization and are recorded in other assets on the balance sheet. The Company recognizes tax credits as they are allocated and amortizes the initial cost of the investments over the period that tax credits are allocated to the Company.

There is no residual value for the investment at the end of the tax credit allocation period. Cash received from operations of the limited partnership or sale of the properties, if any, will be included in earnings when realized.

(m) ***Earnings per Share***

Basic earnings per share is computed by dividing net income by the weighted average common shares outstanding, adjusted for stock dividends and splits. Diluted earnings per share reflects potential dilution from outstanding stock options, using the treasury stock method. There were 271,655, 342,030, and 363,241 anti-dilutive shares in the years ended December 31, 2012, 2011 and 2010, respectively, which were not included in the calculation. Reconciliation of weighted average shares used in computing basic and diluted earnings (loss) per share is as follows:

(Number of shares in thousands)	2012	2011	2010
Weighted average common shares outstanding-used in computing basic earnings per share	3,690	3,684	3,683
Dilutive effect of stock options outstanding, using the treasury stock method	64	20	—
Shares used in computing diluted earnings per share	3,754	3,704	3,683

(n) ***Stock Option Plans***

Measurement of the cost of stock options granted is based on the grant-date fair value of each stock option granted using the Black-Scholes valuation model. The cost is then amortized to expense on a straight-line basis over each option's requisite service period. The amortized expense of the stock option's fair value has been included in salaries and employee benefits expense for the three years ended December 31, 2012, 2011 and 2010. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U. S. Treasury yield curve in effect at the time of the grant. The Company's stock has limited liquidity and limited trading activity. Volatility was calculated using historical price changes on a monthly basis over the expected life of the option.

(o) ***Fair Values of Financial Instruments***

The accounting standards provide for a fair value measurement framework that quantifies fair value estimates by the level of pricing precision. The degree of judgment utilized in measuring the fair value of assets generally correlates to the level of pricing precision. Financial instruments rarely traded or not quoted will generally have a higher degree of judgment utilized in measuring fair value. Pricing precision is impacted by a number of factors including the type of asset or liability, the availability of the asset or liability, the market demand for the asset or liability, and other conditions that were considered at the time of the valuation.

In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

(p) ***Bank Owned Life Insurance***

The Company purchased insurance on the lives of certain executives. The policies accumulate asset values to meet future liabilities including the payment of employee benefits such as the deferred compensation plan. Increases in the cash surrender value are recorded as other noninterest income in the consolidated statements of earnings.

(q) ***Federal Home Loan Bank Borrowings***

The Bank maintains a collateralized line of credit with the Federal Home Loan Bank ("FHLB") of San Francisco. Under this line, the Bank may borrow on a short term or a long term (over one year) basis. FHLB advances are recorded and carried at their historical cost. FHLB advances are not transferable and may contain prepayment penalties. In addition to the collateral pledged, the Company is required to hold prescribed amounts of FHLB stock that vary with the usage of FHLB borrowings.

(r) ***Reclassifications***

Certain prior year information has been reclassified to conform to current year presentation. The reclassifications had no impact on consolidated net earnings or retained earnings.

(s) ***Recent Accounting Pronouncements***

In May 2011, the FASB issued ASU No. 2011-04 *Fair Value Measurement (Topic 820) Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* The ASU improves the comparability of fair value measurements presented and disclosed in accordance with U.S. GAAP and IFRS. The amendments to this ASU provide explanations on how to measure fair value, but do not require any additional fair value measurements and do not establish valuation standards or affect valuation practices outside of financial reporting. The amendments clarify existing fair value measurements and disclosure requirements to include: 1) application of the highest and best use and valuation premises concepts; 2) measuring fair value of an instrument classified in a reporting entity's shareholders' equity; and 3) disclosure requirements regarding quantitative information about unobservable inputs categorized within Level 3 of the fair value hierarchy. In addition, for assets and liabilities not recognized at fair value but disclosure is required, entities need to disclose the level in which the fair value measurement would be categorized within the fair value hierarchy. For public entities, ASU 2011-04 is effective during interim and annual periods beginning after December 15, 2011. We have adopted this ASU in the first quarter of 2012.

In June 2011, the FASB issued ASU No. 2011-05 *Comprehensive Income (Topic 220) Presentation of Comprehensive Income.* The ASU improves the comparability, consistency, and transparency of financial reporting and increases the prominence of items reported in other comprehensive income. The amendments to Topic 220, Comprehensive Income, require entities to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.

Entities are no longer permitted to present components of other comprehensive income as part of the statement of changes in stockholders' equity. Any adjustments for items that are reclassified from other comprehensive income to net income are to be presented on the face of the entities' financial statement regardless of the method of presentation for comprehensive income. The amendments do not change items to be reported in comprehensive income or when an item of other comprehensive income must be reclassified to net income, nor do the amendments change the option to present the components of other comprehensive income either net of related tax effects or before related tax effects. We have adopted this ASU in the first quarter of 2012.

In December 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-11 Balance Sheet (Topic 210) Disclosures about Offsetting Assets and Liabilities. The ASU enhances disclosures in order to improve the comparability of offsetting (netting) assets and liabilities reported in accordance with U.S. generally accepted accounting principles ("GAAP") and International Financial Reporting Standards ("IFRS") by requiring entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statements of condition and instruments and transactions subject to an agreement similar to a master netting arrangement. In January 2013, the FASB issued ASU No. 2013-01 Balance Sheet (Topic 210) Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which clarifies that ordinary trade receivables and receivables are not in the scope of ASU 2011-11. It further clarifies that the scope of ASU No.2011-11 applies to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in FASB Accounting Standards Codification® or subject to a master netting arrangement or similar agreement. Both ASU 2011-11 and ASU 2013-1 are effective for annual periods beginning on or after January 1, 2013, and interim periods within those annual periods. We do not expect that the adoption of these ASUs will have a significant impact on our financial condition or results of operations as it affects presentation only.

In December 2011, the FASB issued ASU No. 2011-12 Comprehensive Income (Topic 220) Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards, which supersedes certain pending paragraphs in ASU No. 2011-05 that pertain to how, when, and where reclassification adjustments are presented. ASU 2011-05 is effective for fiscal years, and interim periods beginning on or after December 15, 2011. In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220) Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The ASU requires entities to provide enhanced disclosures to present separately by component reclassifications out of accumulated other comprehensive income. An entity is required to disclose in the notes of the financial statements or parenthetically on the face of the financial statements the effect of significant items reclassified out of accumulated other comprehensive income on the respective line items of net income, but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety. ASU 2013-02 is effective for fiscal years, and interim periods beginning on or after December 15, 2012 for public entities.

We do not expect the adoption of this ASU will have a significant impact on our financial condition or results of operations as it affects disclosure only.

In July, 2012, the FASB issued ASU 2012-02 *"Intangibles-Goodwill and Other" - (Topic 350) "Testing Indefinite-Lived Intangible Assets for Impairment."* In accordance with the amendments in this Update, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. This amendment did not have a material impact when adopted.

(2) Acquisition

FNB Bancorp acquired all of the assets and liabilities of Oceanic Bank Holding, Inc. and Oceanic Bank on September 21, 2012, using the acquisition method of accounting for cash consideration of $27,672,000, and accordingly, the operating results of the acquired entities have been included in the consolidated financial statements from the date of acquisition. On the date of acquisition, the fair value of the assets acquired and the liabilities assumed were as follows:

		Oceanic Bank Holding, Inc. (consolidated)
		September 21, 2012
Assets acquired:		
Cash and due from banks, net of cash paid	$	(1,278)
Investment securities, available for sale		13,387
Loans		103,194
Premises and equipment, net		12
Core deposit intangible		110
Other assets		2,504
Total assets acquired	$	117,929
Liabilities assumed:		
Noninterest-bearing deposits	$	11,755
Interest-bearing deposits		95,914
Borrowings		6,097
Other liabilities		497
Total liabilities assumed	$	114,263
Net assets acquired	$	3,666

The following table presents our unaudited pro forma results of operations for the periods presented as if the Oceanic Bank Holding, Inc. had been completed on January 1, 2011. The unaudited pro forma results of operations include historical accounts of the Company and Oceanic Bank Holding, Inc. and pro forma adjustments as may be required, including the amortization of intangibles with definite lives and the amortization or accretion of any premiums or discounts arising from the fair value adjustments for assets acquired and liabilities assumed. The unaudited pro forma information is intended for informational purposes only and is not necessarily indicative of our future operating results or operating results that would have occurred had the Oceanic Bank Holding, Inc. acquisition been completed at the beginning of 2011. No assumptions have been applied to the pro forma results of operations regarding possible revenue enhancements, expense efficiencies or asset dispositions.

	Year Ended December 31,	
	2012	2011
	(dollars in thousands)	
Pro forma revenues (net interest income plus noninterest income)	$ 46,022	$ 45,388
Pro forma net income available to common shareholders	$ 9,993	$ 9,020
Pro forma net income per share:		
Basic	$ 2.71	$ 2.45
Diluted	$ 2.66	$ 2.43

The results of operation include the accounts, transactions and activities of Oceanic Bank from the date of acquisition, September 21, 2012, through December 31, 2012.

(3) Restricted Cash Balance

Cash and due from banks includes balances with the Federal Reserve Bank of San Francisco (the FRB). The Bank is required to maintain specified minimum average balances with the FRB, based primarily upon the Bank's deposit balances. As of December 31, 2012 and 2011, the Bank maintained deposits in excess of the FRB reserve requirement, which was $1,461,000 and $778,000, respectively.

(4) Securities Available-for-Sale

The amortized cost and carrying values of securities available-for-sale are as follows:

(Dollar amounts in thousands)	**Amortized cost**	**Unrealized gains**	**Unrealized losses**	**Carrying value**
December 31, 2012:				
U.S. Treasury securities	$ 7,145	$ 135	$ —	$ 7,280
Obligations of U.S. government agencies	71,061	1,206	(7)	72,260
Mortgage-backed securities	53,934	1,383	(137)	55,180
Obligations of states and political subdivisions	78,147	3,515	(53)	81,609
Corporate debt	18,103	535	(22)	18,616
	$ 228,390	$ 6,774	$ (219)	$ 234,945
December 31, 2011:				
U.S. Treasury securities	$ 12,371	$ 263	$ —	$ 12,634
Obligations of U.S. government agencies	53,150	964	(12)	54,102
Mortgage-backed securities	32,606	838	(9)	33,435
Obligations of states and political subdivisions	73,674	3,592	(15)	77,251
Corporate debt	10,314	102	(174)	10,242
	$ 182,115	$ 5,759	$ (210)	$ 187,664

An analysis of gross unrealized losses within the available-for-sale investment securities portfolio as of December 31, 2012 and December 31, 2011 follows:

December 31, 2012: (Dollar amounts in thousands)	Total Fair Value	< 12 Months Unrealized Losses	Total Fair Value	12 Months or > Unrealized Losses	Total Fair Value	Total Unrealized Losses
Obligations of U.S. government agencies	4,093	(7)	—	—	4,093	(7)
Mortgage-backed securities	8,580	(137)	—	—	8,580	(137)
Obligations of states and political subdivisions	8,492	(53)	—	—	8,492	(53)
Corporate debt	—	—	478	(22)	478	(22)
Total	$ 21,165	$ (197)	$ 478	$ (22)	$ 21,643	$ (219)

December 31, 2011: (Dollar amounts in thousands)	Total Fair Value	< 12 Months Unrealized Losses	Total Fair Value	12 Months or > Unrealized Losses	Total Fair Value	Total Unrealized Losses
Obligations of U.S. government agencies	6,293	(12)	—	—	6,293	(12)
Mortgage-backed securities	6,466	(9)	—	—	6,466	(9)
Obligations of states and political subdivisions	2,744	(15)	—	—	2,744	(15)
Corporate debt	5,554	(173)	500	(1)	6,054	(174)
Total	$ 21,057	$ (209)	$ 500	$ (1)	$ 21,557	$ (210)

At December 31, 2012, there was one security in an unrealized loss position for greater than 12 consecutive months. At December 31, 2011, there was one security in an unrealized loss position for greater than 12 consecutive months. Management periodically evaluates each security in an unrealized loss position to determine if the impairment is temporary or other-than-temporary. Management has determined that no investment security is other-than-temporarily impaired at December 31, 2012 and 2011. The unrealized losses are due solely to interest rate changes, and the Company does not intend to sell nor expects it will be required to sell investment securities identified with impairments resulting from interest rate declines prior to the earliest of forecasted recovery or the maturity of the underlying investment security.

The amortized cost and carrying value of debt securities as of December 31, 2012, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(Dollar amounts in thousands)	**Amortized Cost**	**Carrying Value**
Available-for-sale:		
Due in one year or less	$ 11,776	$ 11,890
Due after one through five years	86,407	88,616
Due after five years through ten years	92,723	95,476
Due after ten years	37,484	38,963
	$ 228,390	$ 234,945

At December 31, 2012 and 2011, securities with an amortized cost of $81,978,000 and $72,879,000, and fair value of $84,399,000 and $75,251,000, respectively, were pledged as collateral for public deposits and for other purposes required by law.

As of December 31, 2012 and 2011, the Bank had investments in FRB of $1,062,000 December 31, 2012 and 2011. These investments are carried at cost, and evaluated periodically for impairment. Federal Home Loan Bank and FRB stock can be redeemed at par by the government agencies. These securities cannot be sold to other investors. Management reviews the financial statements, credit rating and other pertinent financial information of these entities in order to determine if impairment has occurred. So long as there is sufficient evidence to support the ability of these entities to continue to redeem their stock, management believes these securities are not impaired. As of December 31, 2012 and 2011, the Bank had investments in Federal Home Loan Bank stock classified as other assets in the accompanying balance sheets of $4,154,000 and $3,300,000, respectively.

(5) Loans

Loans are summarized as follows at December 31:

(Dollar amounts in thousands)	FNB Bancorp Originated	PNCI	PCI	Balance December 31 2012	Balance December 31, 2011
Commercial real estate	$ 254,449	$ 48,009	$ 1,402	$ 303,860	$ 257,413
Real estate construction	14,866	3,594	486	18,946	28,229
Real estate multi-family	39,176	18,828	–	58,004	36,369
Real estate 1 to 4 family	97,329	15,390	–	112,719	86,322
Commercial & industrial	42,847	12,717	–	55,564	43,074
Consumer loans	1,824	–	–	1,824	2,335
Gross loans	450,491	98,538	1,888	550,917	453,742
Net deferred loan fees	(230)	–	–	(230)	(124)
Allowance for loan losses	(9,124)	–	–	(9,124)	(9,897)
Net loans	$ 441,137	$ 98,538	$ 1,888	$ 541,563	$ 443,721

A summary of impaired loans, the related allowance for loan losses, average investment and income recognized on impaired loans follows.

Impaired Loans Originated At December 31, 2012

(Dollar amounts in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Income Recognized
With no related allowance recorded					
Commercial & industrial	$ 2,202	$ 2,338	$ —	$ 2,298	$ 120
Commercial real estate construction	—	—	—	6,187	333
Commercial real estate	7,238	7,804	—	1,097	59
Residential- 1 to 4 family	1,052	1,147	—	1,065	55
Total	10,492	11,289	—	10,647	567
With an allowance recorded					
Commercial & industrial	$ 1,965	$ 2,427	$ 384	$ 2,328	$ 30
Commercial real estate construction	—	—	—	—	—
Commercial real estate	5,433	5,433	415	5,685	240
Residential- 1 to 4 family	3,719	3,722	306	3,283	150
Total	11,117	11,582	1,105	11,296	420
Total					
Commercial & industrial	$ 4,167	$ 4,765	$ 384	$ 4,626	$ 150
Commercial real estate construction	—	—	—	6,187	333
Commercial real estate	12,671	13,237	415	6,782	299
Residential - 1 to 4 family	4,771	4,869	306	4,348	205
Grand total	$ 21,609	$ 22,871	$ 1,105	$ 21,943	$ 987

Impaired Loans-Purchased NCI
At December 31, 2012

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Income recognized
With no related allowance recorded					
Commercial and industrial	$ —	$ —	$ —	$ —	$ —
Commercial real estate construction	—	—	—	—	—
Commercial real estate	3,428	3,776	—	3,777	27
Residential -1 to 4 family	—	—	—	—	—
Total	3,428	3,776	—	3,777	27
With an allowance recorded					
Commercial and industrial					
Commercial real estate construction	$ 681	$ 798	$ 232	$ 798	$ 4
Commercial real estate	—	—	—	—	—
Residential -1 to 4 family	—	—	—	—	—
Total	681	798	232	798	4
Total					
Commercial and industrial	$ —	$ —	$ —	$ —	$ —
Commercial real estate construction	681	798	232	798	4
Commercial real estate	3,428	3,776	—	3,777	27
Residential -1 to 4 family	—	—	—	—	—
Grand total	$ 4,109	$ 4,574	$ 232	$ 4,575	$ 31

Impaired Loans
For the Year Ended December 31, 2011

(Dollar amounts in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recoded Investment	Income Recognized
With no related allowance recorded					
Commercial & industrial	$ 2,926	$ 3,560	$ —	$ 4,074	$ 108
Commercial real estate construction	6,232	6,232	—	6266	314
Commercial real estate	3,269	3,835	—	3,546	130
Residential- 1 to 4 family	1,059	1,145	—	1,097	4
Total	13,486	14,772	—	14,983	556
With an allowance recorded					
Commercial & industrial	$ 5,881	$ 5,896	$ 428	$ 3,905	$ 40
Commercial real estate construction	1,586	1,686	214	2,109	58
Commercial real estate	11,767	11,767	727	11,521	400
Residential- 1 to 4 family	2,254	2,262	200	2,009	89
Total	21,488	21,611	1,569	19,544	587
Total					
Commercial & industrial	$ 8,807	$ 9,456	$ 428	$ 7,979	$ 148
Commercial real estate construction	7,818	7,918	214	8,375	372
Commercial real estate	15,036	15,602	727	15,067	530
Residential - 1 to 4 family	3,313	3,407	200	3,106	93
Grand total	$ 34,974	$ 36,383	$ 1,569	$ 34,527	$ 1,143

Nonaccrual loans totaled $12,474,000 and $19,098,000 as of December 31, 2012 and 2011. Not all impaired loans are in a non-accrual status. The difference between impaired loans and nonaccrual loans is the result of loans that have been restructured, that were performing under modified loan agreements. Interest on these loans is accrued in accordance with the modified loan terms.

The following aggregate information is provided at December 31, about the contractual provisions of these non-accrual loans:

(Dollar amounts in thousands)	December 31, 2012 2012	December 31 2011
Outstanding balance	$ 11,865	$ 19,098
Weighted average rate	5.29%	6.19%
Weighted average term to maturity	75 months	73 months

(Dollar amounts in thousands)	Loans on Nonaccrual Status as of December 31, 2012	Loans on Nonaccrual Status as of December 31, 2011
Commercial & industrial	$ 2,618	$ 7,019
Real estate - construction	1,898	642
Commercial real estate	6,139	6,826
Real estate multi family	—	3,283
Real estate 1 to 4 family	1,210	1,328
Total	$ 11,865	$ 19,098

Interest income on impaired loans of $987,000, $1,143,000 and $810,000 was recognized based upon cash payments received in 2012, 2011, and 2010, respectively. The amount of interest on impaired loans not collected in 2012, 2011 and 2010, was $1,358,000, $1,137,000 and $290,000, respectively. The cumulative amount of unpaid interest on impaired loans was $2,774,000, $1,967,000 and $1,095,000 at December 31, 2012, 2011 and 2010, respectively.

The following is a summary of the number and principal amounts outstanding for troubled debt restructurings during the years ended December 31, 2012 and 2011.

	Modifications For the Year Ended December 31, 2012		
(Dollar amounts in thousands)	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Commercial & industrial	7	$ 2,723	$ 2,723
Real estate 1 to 4 family	3	1,446	1,446
Commercial real estate	3	1,409	1,409
Total	13	$ 5,578	$ 5,578

	Modifications For the Year Ended December 31, 2011		
	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
(Dollar amounts in thousands)			
Commercial & industrial	2	$ 801	$ 801
Commercial real estate	3	8,025	8,025
Total	5	$ 8,826	$ 8,826

During the years ended December 31, 2012 and 2012, no loans defaulted within twelve months following the date of restructure. All restructurings were a modification of interest rate and/or payment. There were no principal reductions granted.

The following is a summary of the number and principal amounts outstanding for troubled debt restructurings at December 31, 2012 and 2011.

(dollars in thousands)	December 31, 2012			December 31, 2011		
	Accrual status	Non-accrual status	Total modifications	Accrual status	Non-accrual status	Total modifications
Troubled debt restructurings:						
Commercial & industrial	$ 1,216	$ 2,308	$ 3,524	$ 786	$ 15	$ 801
Real estate 1 to 4 family	333	1,113	1,446	-	-	-
Commercial real estate	2,614	1,981	4,595	8,025	-	8,025
Total	$ 4,163	$ 5,402	$ 9,565	$ 8,811	$ 15	$ 8,826

Age Analysis of Past Due Loans
As of December 31, 2012

(Dollar amounts in thousands)

	30-59 Days Past Due	60-89 Days Past Due	Over 90 Days	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days and Accruing
Commercial real estate	$ 3,942	—	2,525	6,467	247,982	254,449	—
Real estate construction	—	—	—	—	14,866	14,866	—
Real estate multi family	—	—	—	—	39,726	39,176	
Real estate 1 to 4 family	806	168	1,210	2,184	95,145	97,329	—
Commercial & industrial	18	44	2,619	2,681	40,166	42,847	
Consumer	—	—	—	—	1,824	1,824	—
Total	$ 4,766	$ 212	$ 6,354	$ 11,332	$ 439,709	$ 450,491	$ —
Purchased							
Not credit impaired							
Commercial real estate	$ 690	$—	$ 2,212	$ 2,902	$ 45,107	$ 48,009	
Real estate construction	—	—	1,411	1,411	2,183	3,594	
Real estate multi-family	75	—	—	75	18,753	18,828	
Real estate 1 to 4 family	—	119	—	119	15,271	15,390	
Commercial & industrial	50	—	—	50	12,667	12,717	
Total	$ 815	$ 119	$ 3,623	$ 4,557	$ 93,981	$ 98,538	
Credit impaired							
Commercial real estate	$—	$—	$ 1,402	$ 1,402	$—	$ 1,402	
Real estate construction	—	—	486	486	—	486	
Real estate multi-family	—	—	—	—	—	—	
Real estate 1 to 4 family	—	—	—	—	—	—	
Commercial & industrial	—	—	—	—	—	—	
Total	$—	$—	$ 1,888	$ 1,888	$—	$ 1,888	

Past due loans over 90 days comprise all non-accrual loans.

Age Analysis of Past Due Loans
As of December 31, 2011

(Dollar amounts in thousands)	30-59 Days Past Due	60-89 Days Past Due	Over 90 Days	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days and Accruing
Commercial & industrial	$ 247	$ 712	$ 232	$ 1,191	$ 41,883	$ 43,074	$ —
Commercial real estate	1,618	—	6,826	8,444	248,969	257,413	—
Commercial real estate - construction	549	—	527	1,076	27,153	28,229	—
Real estate multi family	—	—	3,283	3,283	33,086	36,369	
Residential	71	2,629	257	2,957	83,365	86,322	—
Consumer	—	—	—	—	2,335	2,335	—
Total	$ 2,485	$ 3,341	$ 11,125	$ 16,951	$ 436,791	$ 453,742	$ —

Past due loans over 90 days comprise all non-accrual loans.

Risk rating system

Loans to borrowers graded as pass or pooled loans represent loans to borrowers of acceptable or better credit quality. They demonstrate sound financial positions, repayment capacity and credit history. They have an identifiable and stable source of repayment.

Special mention loans have potential weaknesses that deserve management's attention. If left uncorrected these potential weaknesses may result in a deterioration of the repayment prospects for the asset or in the Bank's credit position at some future date. These assets are "not adversely classified" and do not expose the Bank to sufficient risk to warrant adverse classification.

Substandard loans are inadequately protected by current sound net worth, paying capacity of the borrower, or pledged collateral. Loans are normally classified as Substandard when there are unsatisfactory characteristics causing more than acceptable levels of risk. A substandard loan normally has one or more well-defined weakness that could jeopardize the repayment of the debt. For example, a) cash flow deficiency, which may jeopardize future payments; b) sale of non-collateral assets has become primary source of repayment; c) the borrower is bankrupt; or d) for any other reason, future repayment is dependent on court action.

Doubtful loans represent credits with weakness inherent in the Substandard classification and where collection or liquidation in full is highly questionable. To be classified Doubtful, there must be specific pending factors which prevent the Loan Review Officer from determining the amount of loss contained in the credit. When the amount of loss can be reasonably estimated, that amount is classified as "loss" and the remainder is classified as Substandard.

Credit Quality Indicators
As of December 31, 2012

(Dollar amounts in thousands)

	Pass	Special mention	Sub-standard	Doubtful	Total loans
Commercial real estate	$ 249,991	$ 2,372	$ 2,086	$ —	$ 254,449
Real estate construction	13,266	—	1,600	—	14,866
Real estate multi-family	39,176	—	—	—	39,176
Real estate 1 to 4 family	95,579	—	1,470	280	97,329
Commercial & industrial	39,446	—	2,564	837	42,847
Consumer loans	1,824	—	—	—	1,824
Totals	$ 439,282	$ 2,372	$ 7,720	$ 1,117	$ 450,491
Purchased					
Not credit impaired					
Commercial real estate	$ 30,600	$ 7,902	$ 9,507	$ —	$ 48,009
Real estate construction	—	39	3,555	—	3,594
Real estate multi-family	18,828	—	—	—	18,828
Real estate 1 to 4 family	14,850	—	540	—	15,390
Commercial & industrial	12,717	—	—	—	12,717
Total	$ 76,995	$ 7,941	$ 13,602	$ -	$ 98,538
Credit impaired					
Commercial real estate					$ 1,402
Real estate construction					486
Real estate multi-family					—
Real estate 1 to 4 family					—
Commercial & industrial					—
Total					$ 1,888

Purchased credit impaired loans are accounted as a pool and are not included in the Company's risk-rated methodology.

Credit Quality Indicators
As of December 31, 2011

(Dollar amounts in thousands)

	Pass	Special mention	Sub-standard	Doubtful	Total loans
Commercial & industrial	$ 35,089	$ —	$ 7,720	$ 265	$ 43,074
Real estate construction	25,987	—	2,242	—	28,229
Commercial real estate	247,253	—	10,160	—	257,413
Real estate multi-family	33,085	—	3,284	—	36,369
Real estate 1 to 4 family	82,014	—	3,862	446	86,322
Consumer loans	2,335	—	—	—	2,335
Totals	$ 425,763	$ —	$ 27,268	$ 711	$ 453,742

Commercial Real Estate Loans

Our commercial real estate loans are made primarily to investors or small businesses where our primary source of repayment is from cash flows generated by the properties, either through rent collection or business profits. The borrower's promissory notes are secured with recorded liens on the underlying property. The borrowers would normally also be required to personally guarantee repayment of the loan. The bank uses conservative underwriting standards in reviewing applications for credit. Generally, our borrowers have multiple sources of income, so if cash flow generated from the property declines, at least in the short term, the borrowers can normally cover these short term cash flow deficiencies from their available cash reserves. Risk of loss to the Bank is increased when there are cash flow decreases sufficiently large and for such a prolonged period of time that loan payments can no longer be made by the borrowers.

Real Estate Construction Loans

Our real estate construction loans are generally made to borrowers who are rehabilitating a building, converting a building use from one type of use to another, or developing land and building residential or commercial structures for sale or lease. The borrower's promissory notes are secured with recorded liens on the underlying property. The borrowers would normally also be required to personally guarantee repayment of the loan. The Bank uses conservative underwriting standards in reviewing applications for credit. Generally, our borrowers have sufficient resources to make the required construction loan payments during the construction and absorption or lease-up period. After construction is complete, the loans are normally paid off from proceeds from the sale of the building or through a refinance to a commercial real estate loan. Risk of loss to the Bank is increased when there are material construction cost overruns, significant delays in the time to complete the project and/or there has been a material drop in the value of the projects in the marketplace since the inception of the loan.

Commercial and Industrial Loans

Our commercial and industrial loans are generally made to small businesses to provide them with at least some of the working capital necessary to fund their daily business operations. These loans are generally either unsecured or secured by fixed assets, accounts receivable and/or inventory. The borrowers would normally also be required to personally guarantee repayment of the loan. The Bank uses conservative underwriting standards in reviewing applications for credit. Risk of loss to the Bank is increased when our small business customers experience a significant business downturn, incur significant financial losses, or file for relief from creditors through bankruptcy proceedings.

Residential Real Estate Loans

Our residential real estate loans are generally made to borrowers who are buying or refinancing their primary personal residence or a rental property of 1-4 single family residential units. The Bank uses conservative underwriting standards in reviewing applications for credit. Risk of loss to the Bank is increased when borrowers lose their primary source of income and/or property values decline significantly.

Consumer and installment Loans

Our consumer and installment loans generally consist of personal loans, credit card loans, automobile loans or other loans secured by personal property. The Bank uses conservative underwriting standards in reviewing applications for credit. Risk of loss to the Bank is increased when borrowers lose their primary source of income, or file for relief from creditors through bankruptcy proceedings.

(6) Allowance for Loan Losses

Changes in the allowance for loan losses are summarized as follows for the years ended December 31:

Allowance for Credit Losses
For the Year Ended December 31, 2012

(Dollar amounts in thousands)

Allowance for credit losses	Commercial & industrial	Commercial Real estate	Real Estate Construction	Real Estate Multi family	Real Estate 1 to 4 family	Consumer	Total
Beginning balance	$ 1,618	$ 4,745	$ 1,171	$ 671	$ 1,592	$ 100	$ 9,897
Charge-offs	(1,706)	(738)	(54)	(242)	(182)	(11)	(2,933)
Recoveries	124	171	—	—	11	21	327
Provision	1,839	634	(260)	(429)	95	(46)	1,833
Ending balance	$ 1,876	$ 4,812	$ 857	$ —	$ 1,516	$ 64	$ 9,124
Ending balance: individually evaluated for impairment	$ 384	$ 415	$ 232	$ —	$ 306	$ —	$ 1,337
Ending balance: collectively evaluated for impairment	$ 1,492	$ 4,397	$ 625	$ —	$ 1,210	$ 64	$ 7,788

Note 1-There is no additional impairment recognized on PCI loans subsequent to acquisition.

FNB BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2012, 2011 and 2010

Allowance for Credit Losses
For the Year Ended December 31, 2011

(Dollar amounts in thousands)

Allowance for credit losses	Commercial & industrial	Commercial Real Estate	Real Estate Construction	Real Estate Multi family	Real Estate 1 to 4 family	Consumer	Total
Beginning balance	$ 2,102	$ 3,787	$ 1,999	578	$ 971	$ 87	$ 9,524
Charge-offs	(651)	(621)	(100)	—	—	(74)	(1,446)
Recoveries	27	5	36	—	—	1	69
Provision	140	1,574	(764)	93	621	86	1,750
Ending balance	$ 1,618	$ 4,745	$ 1,171	$ 671	$ 1,592	$ 100	9,897
Ending balance: individually evaluated for impairment	$ 428	$ 530	$ 214	$ 197	$ 200	$ —	1,569
Ending balance: collectively evaluated for impairment	$ 1,190	$ 4,215	$ 957	$ 474	$ 1,392	$ 100	8,328

Recorded Investment in Loans at December 31, 2012

(Dollar amounts in thousands)

	Commercial & industrial	Commercial Real Estate	Real Estate Construction	Real Estate Multi family	Real Estate 1 to 4 family	Consumer	Total
Loans:							
Ending balance	$ 55,564	$ 303,860	$ 18,946	$ 58,004	$ 112,719	$ 1,824	$ 550,917
Ending balance: individually evaluated for impairment	$ 4,167	$ 16,099	$ 681	$ -	$ 4,771	$ —	$ 25,718
Ending balance: collectively evaluated for impairment	$ 51,397	$ 287,761	$ 18,265	$ 58,004	$ 107,948	$ 1,824	$ 525,199

Recorded Investment in Loans at December 31, 2011

(Dollar amounts in thousands)	Commercial & industrial	Commercial Real Estate	Real Estate Construction	Real Estate Multi family	Real Estate 1 to 4 family	Consumer	Total
Loans:							
Ending balance	$ 43,074	$ 257,413	$ 28,229	$ 36,369	$ 86,322	$ 2,335	453,742
Ending balance: individually evaluated for impairment	$ 8,807	$ 11,753	$ 7,818	$ 3,283	$ 3,313	$ —	34,974
Ending balance: collectively evaluated for impairment	$ 34,267	$ 245,660	$ 20,411	$ 33,086	$ 83,009	$ 2,335	418,768

(7) Foreclosed Assets

A summary of the activity in the balance of foreclosed assets follows:

(Dollar amounts in thousands)	Year ended December 31, 2012	2011	2010
Beginning balance, net	$ 2,747	$ 6,680	$ 7,320
Additions/trasnsfers from loans	4,863	622	4,617
Disposition/sales	(932)	(4,012)	(4,933)
Valuation adjustments	(28)	(543)	(324)
Ending balance, net	$ 6,650	$ 2,747	$ 6,680
Ending valuation allowance	$ (1,965)	$ (2,041)	$ (2,155)
Ending number of foreclosed assets	5	4	5
Proceeds from sale of foreclosed assets	$ 932	$ 4,078	$ 4,300
Gain on sale of foreclosed assets	$ 6	$ 66	$ 132

(8) Related Party Transactions

In the ordinary course of business, the Bank made loans and advances under lines of credit to directors, officers, and their related interests. The Bank's policies require that all such loans be made at substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties and do not involve more than normal risk or unfavorable features. The following summarizes activities of loans to such parties at December 31:

(Dollar amounts in thousands)	2012	2011
Balance, beginning of year	$ 21,573	$ 11,123
Additions	6,358	15,513
Repayments	(17,706)	(5,063)
Balance, end of year	$ 10,225	$ 21,573
Related party deposits	$ 2,682	$ 1,933

(9) Bank Premises, Equipment, and Leasehold Improvements

Bank premises, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization, and are summarized as follows at December 31:

(Dollar amounts in thousands)	**2012**	**2011**
Buildings	$ 10,453	$ 10,261
Equipment & furniture	9,543	10,224
Leasehold improvements	1,519	1,477
	21,515	21,962
Accumulated depreciation and amortization	(14,137)	(14,063)
	7,378	7,899
Land	5,328	5,328
	$ 12,706	$ 13,227

Depreciation and amortization expense for the years ended December 31, 2012, 2011, and 2010 was $1,415,000, $1,487,000 and $1,509,000, respectively.

(10) Deposits

The aggregate amount of jumbo time certificates, each with a minimum denomination of $100,000 or more, was $122,734,000 and $67,773,000 at December 31, 2012 and 2011, respectively.

At December 31, 2012, the scheduled maturities of all time certificates of deposit are as follows:

(Dollar amounts in thousands)

Year ending December 31:	
2013	$ 138,896
2014	22,753
2015	6,989
2016	446
2017	1,982
	$ 171,066

(11) Federal Home Loan Bank Advances

As of December 31, 2012, there were $1,220,000 Federal Home Loan Bank ("FHLB") borrowings outstanding. There were none at December 31, 2011.

At December 31, 2012, the Bank had a maximum borrowing capacity under Federal Home Loan Bank advances of $205,115,000, of which the entire amount was available. The Federal Home Loan Bank advances are secured by a blanket collateral agreement pledge of FHLB stock and certain other qualifying collateral, such as commercial and mortgage loans. Interest rates are at the prevailing rate when advances are made.

(12) Commitments and Contingencies

Operating Lease Commitments
The Bank leases a portion of its facilities and equipment under non-cancelable operating leases expiring at various dates through 2024. Some of these leases provide that the Bank pay taxes, maintenance, insurance, and other occupancy expenses applicable to leased premises. Generally, the leases provide for renewal for various periods at stipulated rates.

The minimum rental commitments under the operating leases as of December 31, 2012 are as follows:

(Dollars in thousands)

Year ending December 31:	
2013	$ 708
2014	364
2015	370
2016	378
2017	392
Thereafter	1,884
	$ 4,096

Total rent expense for operating leases was $1,025,000, $846,000 and $641,000, in 2012, 2011, and 2010, respectively.

Legal Commitments
The Bank is engaged in various lawsuits either as plaintiff or defendant in the ordinary course of business and, in the opinion of management, based upon the advice of counsel, the ultimate outcome of these lawsuits does not expect to have a material effect on the Bank's financial condition or results of operations.

(13) Salary Deferral Plan

The Bank maintains a salary deferral 401(k) plan covering substantially all employees, known as the FNB Bancorp Savings Plan (the "Plan"). The Plan allows employees to make contributions to the Plan up to a maximum allowed by law, and the Bank's contribution is discretionary. Beginning in 2008, the Board approved a safe harbor election related to the Plan which requires the Company to contribute 3% of qualifying employees wages as a profit sharing contribution. The Bank's accrued contribution to the Plan for the years ended December 31, 2012, 2011, and 2010 was $371,000, $308,000 and $294,000, respectively.

(14) Salary Continuation and Deferred Compensation Plans

The Bank maintains a Salary Continuation Plan for certain Bank officers. Officers participating in the Salary Continuation Plan are entitled to receive a monthly payment for a period of fifteen to twenty years upon retirement. The Company accrues such post-retirement benefits over the individual's employment period. The Salary Continuation Plan expense for the years ended December 31, 2012, 2011, and 2010 was $371,000, $250,000 and $212,000, respectively.

Accrued compensation payable under the salary continuation plan totaled $2,060,000 and $1,818,000 at December 31, 2012 and 2011, respectively. The Deferred Compensation Plan allows eligible officers to defer annually their compensation up to a maximum 80% of their base salary and 100% of their cash bonus. The officers are entitled to receive distribution upon reaching a specified age, passage of at least five years or termination of employment. As of December 31, 2012 and 2011, the related liability included in accrued expenses and other liabilities was $785,000 and $620,000, respectively.

(15) Preferred Stock

Preferred Stock was issued to the U. S. Treasury as part of the Treasury's Capital Purchase Program. The Preferred Stock consisted of two issues, Series A and Series B. The Series A and Series B Preferred Stock were both carried at liquidation value less discounts received plus premiums paid that were amortized over the expected timeframe that the Preferred Shares would be outstanding using the level yield method. The Series A and Series B Preferred Stock must have been redeemed after ten years. The Series A Preferred Stock carried a dividend yield of 5% for the first five years. Beginning in year six, the dividend increased to 9% and continued at this rate until repaid. The Series B Preferred Stock carried a 9% dividend until repaid. Allocation of proceeds between the two issues was done in such a manner that the blended level yield of both issues was 6.83% to the expected repayment date, which was anticipated to be three years from the date of issue. Operating restrictions related to the preferred stock are documented on the U. S. Department of the Treasury's website and include restrictions on dividend payments and executive compensation, the establishment of the requirement that the Preferred Stock be repaid first with the proceeds from any future capital offering before any other use of the proceeds was allowed, establishment of additional reporting requirements related to lending activity of the Bank during the time the Preferred Stock was outstanding, and the execution of documents that allowed the U. S. Department of the Treasury to add or change the conditions related to the issuance of the Preferred Stock unilaterally, at their discretion. In addition, beginning in the second quarter of 2010, the Company was required to obtain regulatory approval from the Office of the Comptroller of the Currency before TARP dividends could be paid. On September 15, 2011, the Series A and Series B Preferred Stock was redeemed by the Company. The redemption was funded by the issuance of $12,600,000 in Series C Preferred Stock to the U. S. Treasury as part of their Small Business Lending Fund.

On September 15, 2011, the Company issued Preferred Stock as part of the Treasury's Small Business Lending Fund ("SBLF") as Preferred Stock – Series C – Non-Cumulative. The initial dividend rate is five percent. Depending on the volume of our small business lending, the dividend rate can be reduced to as low as one percent. If lending does not increase in the first two years, the dividend rate will increase to seven percent. After 4.5 years, the dividend rate will increase to nine percent if the Company has not repaid the SBLF funding.

(16) Income Taxes

The provision (benefit) for income taxes for the years ended December 31, consists of the following:

(Dollar amounts in thousands)	2012	2011	2010
Current:			
Federal	$ 467	$ 1,201	$ 605
State	1,449	675	153
	$ 1,916	$ 1,876	$ 758
Deferred:			
Federal	$ 420	$ (75)	$ 314
State	(691)	(233)	155
	(271)	(308)	469
	$ 1,645	$ 1,568	$ 1,227

The reason for the differences between the statutory federal income tax rate and the effective tax rates for the years ending December 31, are summarized as follows:

	2012	2011	2010
Statutory rates	34.0%	34.0%	34.0%
Increase (decrease) resulting from:			
Tax exempt Income for federal purposes	(9.0%)	(11.3%)	(10.5%)
State taxes on income, net of federal benefit	4.1%	5.0%	4.2%
Benefits from low income housing credits	(0.9%)	(4.8%)	(4.1%)
Tax benefits related to an acquisition	(13.5%)	—	—
Increase in the valuation reserve	0.8%	—	—
Other, net	0.2%	4.1%	1.5%
Effective tax rate	15.7%	27.0%	25.1%

The tax effect of temporary differences giving rise to the Bank's net deferred tax asset are as follows:

(Dollar amounts in thousands)	December 31, 2012	2011	2010
Deferred tax assets			
Allowance for loan losses	$ 4,081	$ 4,378	$ 4,260
Accrued salaries and officers compensation	1,276	1,399	1,186
Capitalized interest on buildings	14	—	18
Expenses accrued on books, not yet deductible in tax return	2,065	2,039	1,688
Depreciation	501	565	763
Net operating loss carryforward	334	408	568
Tax credit carryforwards	1,185	820	886
Major purchase accounting adjustments	1,620	—	—
	11,076	9,609	9,369
Deferred tax liabilities			
Unrealized appreciation on available-for-sale securities	$ 2,698	$ 2283	$ 165
State income taxes	766	668	625
Core deposit intangible	91	87	131
Expenses and credits deducted on tax return, not on books	99	98	98
Total deferred tax liabilities	3,654	3,136	1,019
Net deferred tax asset before valuation allowance	7,422	6,473	8,350
Valuation allowance	(934)	(820)	(886)
Net deferred tax assets (included in other assets)	$ 6,488	$ 5,653	7,464

Management believes that it is more likely than not that the deferred tax assets will be realized through recovery of taxes previously paid and/or future taxable income, with the exception of a portion of low income housing credit carry-forwards. The Bank has federal net operating loss carry-forwards resulting from the acquisition of Sequoia National Bank which expire in various tax years ending on December 31, 2013 through December 31, 2020, totaling $980,000 as of December 31, 2012. These losses are limited to approximately $469,000 per year under IRS regulations. All operating loss carry-forwards are expected to be utilized prior to their expiration. In assessing the Company's ability to realize the tax benefits of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the recorded benefits of these deductible differences, with the possible exception of our low income housing tax credit carry-forwards. The Company owns investments in low income housing tax credit ("LIHTC") that had a book value of $1,701,000 as of December 31, 2012. LIHTC investments are expected to have a fifteen year life and no residual value. LIHTC tax benefits have value to the Company only to the extent that they offset income taxes created from otherwise taxable earnings generated by the Company. In the opinion of management, a valuation allowance of $934,000 and $820,000 was necessary as of December 31, 2012 and 2011, respectively. The valuation allowance is equivalent to 100% of the low income housing credit carry-forwards that existed as of December 31, 2012 and 2011.

(17) Financial Instruments

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business. These financial instruments include commitments to extend credit in the form of loans or through standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the balance sheet. The Bank's exposure to credit loss is represented by the contractual amount of those instruments and is usually limited to amounts funded or drawn. The contract or notional amounts of these agreements, which are not included in the balance sheets, are an indicator of the Bank's credit exposure. Commitments to extend credit generally carry variable interest rates and are subject to the same credit standards used in the lending process for on-balance-sheet instruments. Additionally, the Bank periodically reassesses the customer's creditworthiness through ongoing credit reviews. The Bank generally requires collateral or other security to support commitments to extend credit. The following table provides summary information on financial instruments whose contract amounts represent credit risk as of December 31:

(Dollars amounts in thousands)	December 31	
	2012	2011
Financial instruments whose contract amounts represent credit risk:		
Undisbursed loan commitments	$ 32,529	$ 30,302
Lines of credit	62,616	55,744
Mastercard/Visa lines	4,998	4,182
Standby letters of credit	2,409	2,462
	$ 102,552	$ 92,690

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis, following normal lending policies. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial and residential properties. Equity reserves and unused credit card lines are additional commitments to extend credit. Many of these customers are not expected to draw down their total lines of credit, and therefore, the total contract amount of these lines does not necessarily represent future cash requirements. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

The Bank issues both financial and performance standby letters of credit. The financial standby letters of credit are primarily to guarantee payment to third parties. As of December 31, 2012, there were $2,397,000 issued in financial standby letters of credit. The performance standby letters of credit are typically issued to municipalities as specific performance bonds. As of December 31, 2012 there were $12,000 issued in performance standby letters of credit. The terms of the guarantees will expire in 2013. The Bank has experienced no draws on these letters of credit, and does not expect to in the future. However, should a triggering event occur, the Bank either has collateral in excess of the letters of credit or embedded agreements of recourse from the customer.

(18) Fair Value Measurements

The following tables present information about the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 and 2011, and indicates the fair value techniques used by the Company to determine such fair value.

(Dollar amounts in thousands)

		Fair Value Measurements at December 31, 2012, Using		
Description	Fair Value 12/31/2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U. S. Treasury securities	$ 7,280	$ 7,280	$ —	$ —
Obligations of U.S. Government agencies	72,260	—	72,260	—
Mortgage-backed securities	55,180	—	55,180	—
Obligations of states and political subdivisions	81,609	—	81,609	—
Corporate debt	18,616	—	18,616	—
Total assets measured at fair value	$ 234,945	$ 7,280	$ 227,665	$ —

(Dollar amounts in thousands)

		Fair Value Measurements at December 31, 2011, Using		
Description	Fair Value 12/31/2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U. S. Treasury securities	$ 12,634	$ 12,634	$ —	$ —
Obligations of U.S. Government agencies	54,102	—	54,102	—
Mortgage-backed securities	33,435	—	33,435	—
Obligations of states and political subdivisions	77,251	—	77,251	—
Corporate debt	10,242	—	10,242	—
Total assets measured at fair value	$ 187,664	$ 12,634	$ 175,030	$ —

Fair values established for available-for-sale investment securities are based on estimates of fair values quoted for similar types of securities with similar maturities, risk and yield characteristics. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The following table presents the recorded amount of assets measured at fair value on a non-recurring basis:

(Dollar amounts in thousands)

Description	Fair Value 12/31/2012	Fair Value Measurements at December 31, 2012, Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$ 2,494	$ —	$ —	$ 2,494
Other real estate owned	4,710	—	—	4,710
Total impaired assets measured at fair value	$ 7,204	$ —	$ —	$ 7,204

(Dollar amounts in thousands)

Description	Fair Value 12/31/11	Fair Value Measurements at December 31, 2011, Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$ 8,383	$ —	$ —	$ 8,383
Other real estate owned	2,747	—	—	2,747
Total impaired assets measured at fair value	$ 11,130	$ —	$ —	$ 11,130

A loan is considered impaired, if it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement. Once a loan is identified as individually impaired, management measures impairment in accordance with the Financial Accounting Standards Board Accounting Standards Codification Section 820. In accordance with this guidance, impaired loans that have a specific allowance established based on the fair value of collateral require classification in the fair value hierarchy. The Bank records the impaired loans as nonrecurring and at Level 3 within the fair value hierarchy. If a loan becomes other real estate owned ("OREO") property of the Bank, the OREO is valued at the lower of loan principal amount or the appraised valuation of the property at the time the loan is foreclosed upon.

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments that are not carried at fair value on either a recurring or non-recurring basis:

Cash and Cash Equivalents.

The carrying amounts reported in the balance sheet for cash and short-term instruments are a reasonable estimate of fair value, which will approximate their historical cost.

Securities Available-for-Sale.

Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Federal Home Loan Bank and Federal Reserve Bank stock.

Federal Home Loan Bank and Federal Reserve Bank stock can only be issued and redeemed at par by these entities. These securities cannot be sold in open market transactions. Fair value is estimated to be their carrying value.

Loans Receivable.

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. For fixed rate loans, fair values are based on discounted cash flows, credit risk factors, and liquidity factors.

Bank Owned Life Insurance.

The fair value of bank owned life insurance is the cash surrender value of the policies, net of expenses.

Deposit liabilities.

The fair values disclosed for demand deposits (e.g., interest and non-interest checking, savings, and money market accounts) are, by definition, equal to the amount payable on demand at reporting date (i.e., their carrying amounts). The fair values for fixed-rate certificates of deposit are based on discounted cash flows.

Undisbursed loan commitments, lines of credit, Mastercard line and standby letters of credit.

The fair value of these off-balance sheet items are based on discounted cash flows of expected fundings.

The following table provides summary information on the estimated fair value of financial instruments at December 31, 2012 and 2011:

(Dollar amounts in thousands)	Carrying amount	Fair value	Fair value measurements Level 1	Level 2	Level 3
Financial assets:					
Cash and cash equivalents	$ 27,861	$ 27,861	$ 27,861		
Interest-bearing time deposits with financial institutions	$ 13,216	$ 13,216		$ 13,216	
Securities available for sale	234,945	234,945	7,280	$ 227,665	
Loans, net	550,917	547,740			$ 547,740
Accrued interest receivable	3,760	3,760		3,760	
Financial liabilities:					
Accrued interest payable	349	349		349	
Deposits	768,352	769,043		769,043	
Federal Home Loan Bank advances	1,220	1,221		1,221	
Off-balance-sheet liabilities:					
Undisbursed loan commitments, lines of credit, standby letters of credit and Mastercard lines of credit	—	1,026			1,026

(Dollar amounts in thousands)	Carrying amount	Fair value	Fair value measurements		
			Level 1	Level 2	Level 3
Financial assets:					
Cash and cash equivalents	$ 38,474	$ 38,474	$ 38,474		
Securities available for sale	187,664	187,664	12,634	$ 175,030	
Loans, net	453,742	454,342			$ 454,342
Accrued interest receivable	3,614	3,614		3,614	
Financial liabilities:					
Accrued interest payable	299	299		299	
Deposits	621,778	622,291		622,291	
Off-balance-sheet liabilities:					
Undisbursed loan commitments, lines of credit, standby letters of credit and Mastercard lines of credit	—	945			945

(19) Significant Group Concentrations of Credit Risk

Most of the Bank's business activity is with customers located within San Mateo and San Francisco counties. Generally, loans are secured by assets of the borrowers. Loans are expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrowers. The Bank does not have significant concentrations of loans to any one industry, but does have loan concentrations in commercial real estate loans that are considered high by regulatory standards. The Bank has mitigated this concentration to a large extent by utilizing underwriting standards that are more conservative than regulatory guidelines, and performing stress testing on this segment of the portfolio to insure that the commercial real estate loan portfolio will perform within management expectations given an additional downturn in commercial lease rates and commercial real estate valuations. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers. The contractual amounts of credit-related financial instruments such as commitments to extend credit, credit-card arrangements, and letters of credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless.

(20) Regulatory matters

The Company, as a bank holding company, is subject to regulation by the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended. The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements.

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities and certain off balance-sheet items as calculated under regulatory accounting practices.

The capital amounts and classification are also subject to qualitative judgments by the regulators about asset groupings, risk weightings and other factors. Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2012, that the Company and the Bank have met all regulatory capital requirements.

As of December 31, 2012, the most recent notification from the regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's categories.

The consolidated actual capital amounts and ratios of the Company and the Bank are also presented in the following table:

(Dollar amounts in thousands)	Actual		For capital adequacy purposes			To be well capitalized under prompt corrective action provisions		
	Amount	Ratio	Amount		Ratio	Amount		Ratio
December 31, 2012:								
Total risk-based capital (to risk weighted assets)								
Consolidated Company	$ 94,556	14.65%	$ 5,163,468	≥	8.00%	$ 64,537	≥	n/a
Bank	$ 93,966	14.56%	$ 51,630	≥	8.00%	$ 64,537	≥	10.00%
Tier 1 capital (to risk weighted assets)								
Consolidated Company	$ 86,476	13.40%	$ 2,581,373	≥	4.00%	$ 38,716	≥	n/a
Bank	$ 85,886	13.31%	$ 25,811	≥	4.00%	$ 38,716	≥	6.00%
Tier 1 leverage capital (to total average assets)								
Consolidated Company	$ 86,476	9.75%	$ 3,547,733	≥	4.00%	$ 44,363	≥	n/a
Bank	$ 85,886	9.68%	$ 3,549,008	≥	4.00%	$ 44,363	≥	5.00%

(Dollar amounts in thousands)	Actual		For capital adequacy purposes			To be well capitalized under prompt corrective action provisions		
	Amount	Ratio	Amount		Ratio	Amount		Ratio
December 31, 2011:								
Total risk-based capital (to risk weighted assets)								
Consolidated Company	$ 87,636	16.53%	$ 46,958	≥	8.00%	$ 53,023	≥	n/a
Bank	$ 87,169	16.44%	$ 46,960	≥	8.00%	$ 53,023	≥	10.00%
Tier 1 capital (to risk weighted assets)								
Consolidated Company	$ 80,967	15.27%	$ 23,692	≥	4.00%	$ 31,818	≥	n/a
Bank	$ 80,500	15.18%	$ 23,555	≥	4.00%	$ 31,818	≥	6.00%
Tier 1 leverage capital (to total average assets)								
Consolidated Company	$ 80,967	11.21%	$ 30,786	≥	4.00%	$ 36,099	≥	n/a
Bank	$ 80,500	11.15%	$ 30,784	≥	4.00%	$ 36,099	≥	5.00%

(21) Stock Option Plans

In 1997, the Board of Directors of the Bank adopted the First National Bank of Northern California 1997 stock option plan approved by the shareholders of First National Bank at the 1997 Annual Meeting on October 15, 1997. Pursuant to the holding company reorganization effective March 15, 2002, the Bank stock option plan became the FNB Bancorp stock option Plan. In 2002, the Company adopted an incentive employee stock option plan known as the 2002 FNB Bancorp plan. In 2008, the Company adopted an incentive employee stock option plan known as the 2008 FNB Bancorp stock option plan. The plans allow the Company as of December 31, 2012 to grant options to employees covering 255,417 shares.

Incentive stock options currently outstanding become exercisable in one to five years from the grant date, based on a vesting schedule of 20% per year and expire 10 years after the grant date. Nonqualified options to directors become vested on the date of grant. The options exercise price is the fair value of the per share price of the underlying stock options at the grant date.

The amount of compensation expense for options recorded in the years ended December 31, 2012, 2011, and 2010 was $210,000, $293,000 and $168,000, respectively. There was no income tax benefit related to stock option exercises for the years ended December 31, 2012, 2011 and 2010.

The amount of total unrecognized compensation expense related to non-vested options at December 31, 2012 was $382,000, and the weighted average period it will be amortized over is 2.7 years. There were no options granted in 2012. The assumptions for options granted in 2011 were as follows: dividend yield of 1.46% for the year; risk-free interest rate of 3.08%; expected volatility of 47.78%; expected life of 8.8 years. This resulted in a weighted average fair value of $6.68 per share. There were no options granted in 2010.

A summary of option activity under the 2008 FNB Bancorp Plan as of December 31, 2012 and changes during the year then ended is presented below.

2008 FNB Bancorp Plan Options	Shares	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (000's)
Outstanding at January 1, 2012	225,793	$ 9.15		
Granted	—	—		
Exercised	(14,493)	$ 8.57		$ 106
Forfeited or expired	—	—		
Outstanding at December 31, 2012	211,300	$ 9.19	7.0	$ 1,978
Exercisable at December 31, 2012	117,206	$ 8.58	6.6	$ 1,169

The following supplemental information applies to the three years ended December 31:

2008 FNB Bancorp Plan	2012	2011	2010
Options outstanding	211,300	225,793	162,145
Range of exercise prices	$ 6.44-$12.43	$ 6.44-$12.43	$ 6.44-$9.68
Weighted average remaining contractual life	7.0	8.0	8.4
Fully vested options	117,206	91,094	60,184
Weighted average exercise price	$ 6.44-$12.43	$ 6.44-$12.43	$ 6.44-$9.68
Aggregate intrinsic value	$ 1,169,101	$ 298,168	$ 70,143
Weighted average remaining contractual life (in years)	6.5	7.0	8.3

A summary of option activity under the 2002 FNB Bancorp Plan as of December 31, 2012 and changes during the year then ended is presented below.

2002 FNB Bancorp Plan Options	Shares	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (000's)
Outstanding at January 1, 2012	245,185	$ 20.38		
Granted	—	—		
Exercised	(2,689)	$ 15.35		
Forfeited or expired	(32,969)	$ 16.08		
Outstanding at December 31, 2012	209,527	$ 21.12	2.4	$ 132
Exercisable at December 31, 2012	209,527	$ 21.12	2.4	$ 132

The following supplemental information applies to the three years ended December 31:

2002 FNB Bancorp Plan

	2012	2011	2010
Options outstanding	209,527	245,185	245,185
Range of exercise prices	$ 15.35-$25.76	$ 15.35-$25.76	$ 15.35-$25.76
Weighted average remaining contractual life	2.4	3.0	4.0
Fully vested options	209,527	240,065	225,611
Weighted average exercise price	$ 15.35-$25.76	$ 15.35-25.76	$ 15.35-$25.76
Aggregate intrinsic value	$ 132,040	$ 0	$ 0
Weighted average remaining contractual life (in years)	2.4	3.0	3.8

A summary of option activity under the 1997 FNB Bancorp Plan as of December 31, 2012 and changes during the year then ended is presented below.

1997 First National Bank Plan

Options	Shares	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (000's)
Outstanding at January 1, 2012	28,677	$ 22.76		
Granted	—	—		
Exercised	—	—		
Forfeited or expired	—	—		
Outstanding at December 31, 2012	28,677	$ 22.76	4.5	$ 0
Exercisable at December 31, 2012	28,677	$ 22.76	4.5	$ 0

The following supplemental information applies to the three years ended December 31:

1997 FNB Bancorp Plan

	2012	2011	2010
Options outstanding	28,677	28,677	50,099
Range of exercise prices	$ 22.76-$22.76	$ 22.76-$22.76	$ 13.95-$22.76
Weighted average remaining contractual life	4.5	5.5	3.9
Fully vested options	28,677	22,940	38,627
Weighted average exercise price	$ 22.76-$22.76	$ 22.76-$22.76	$ 13.95-$22.76
Aggregate intrinsic value	$ 0	$ 0	$ 0
Weighted average remaining contractual life (in years)	4.5	5.5	3.2

FNB BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2012, 2011 and 2010

(22) Quarterly Data (Unaudited)

	2012			
(Dollars in thousands)	First	Second	Third	Fourth
Interest income	$ 7,882	$ 7,878	$ 8,355	$ 9,408
Interest expense	684	653	663	727
Net interest income	7,198	7,225	7,692	8,681
Provision for loan losses	400	400	400	633
Net interest income, after provision for loan losses	6,798	6,825	7,292	8,048
Non-interest income	1,920	1,415	4,770	1,119
Non-interest expense	7,053	6,498	6,631	7,557
Income before income taxes	1,665	1,742	5,431	1,610
Provision for income taxes	377	514	490	264
Net earnings	1,288	1,228	4,941	1,346
Dividends and discount accretion on preferred stock	186	157	158	157
Net earnings available to common shareholders	$ 1,102	$ 1,071	$ 4,783	$ 1,189
Basic earnings per share	$ 0.30	$ 0.29	$ 1.30	$ 0.32
Diluted earnings per share	$ 0.30	$ 0.29	$ 1.27	$ 0.32

	2011			
(Dollars in thousands)	First	Second	Third	Fourth
Interest income	$ 8,219	$ 8,270	$ 8,241	$ 8,167
Interest expense	884	857	842	744
Net interest income	7,335	7,413	7,399	7,423
Provision for loan losses	450	400	450	450
Net interest income, after provision for loan losses	6,885	7,013	6,949	6,973
Non-interest income	1,013	1,389	1,367	1,310
Non-interest expense	6,748	6,772	6,783	6,771
Income before income taxes	1,150	1,630	1,533	1,512
Provision for income taxes	347	450	344	427
Net earnings	803	1,180	1,189	1,085
Dividends and discount accretion on preferred stock	214	214	372	—
Net earnings available to common shareholders	$ 589	$ 966	$ 817	$ 1,085
Basic earnings per share	$ 0.16	$ 0.26	$ 0.22	$ 0.29
Diluted earnings per share	$ 0.16	$ 0.26	$ 0.22	$ 0.29

There may be rounding differences between the sum of the four quarters presented and the annual amounts used throughout the annual report.

(23) Condensed Financial Information of Parent Company

The parent company-only condensed balance sheets, condensed statements of earnings, and condensed statements of cash flows information are presented as of and for the years ended December 31, as follows:

FNB Bancorp (Dollars in thousands)	**Condensed balance sheets** 2012	2011
Assets:		
Cash and due from banks	$ 512	$ 574
Investments in subsidiary	94,768	86,606
Income tax receivable from subsidiary	49	7
Dividend receivable from subsidiary	296	211
Other assets	50	19
Total assets	$ 95,675	$ 87,417
Liabilities:		
Dividend declared	$ 296	$ 211
Other liabilities	21	10
Total liabilities	317	221
Stockholders'equity	95,358	87,196
Total liabilities and stockholders' equity	$ 95,675	$ 87,417

FNB Bancorp (Dollars in thousands)	**Condensed statements of earnings** 2012	2011	2010
Income:			
Dividends from subsidiary	$ 1,279	$ 1,269	$ 1,249
Other income	—	—	2
Total income	1,279	1,269	1,251
Expense:			
Other expense	85	64	6
Total expense	85	64	6
Income before income taxes and equity in undistributed earnings of subsidiary	1,194	1,205	1,245
Income tax benefit	(41)	(2)	—
Income before equity in undistributed earnings of subsidiary	1,235	1,207	1,245
Equity in undistributed earnings of subsidiary	7,568	3,050	2,420
Net earnings	8,803	4,257	3,665
Dividends and discount accretion on preferred stock	658	800	853
Net earnings available to common shareholders	$ 8,145	$ 3,457	$ 2,812

FNB BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2012, 2011 and 2010

FNB Bancorp	**Condensed statement of cash flows**		
(Dollars in thousands)	**2012**	**2011**	**2010**
Net earnings	$ 8,803	$ 4,257	$ 3,665
Income tax (receivable from) subsidiary	(42)	1	1
Options expense (payable to) receivable from subsidiary	—	(215)	215
Accounts payable reimbursed by bank	—	—	5
Net increase in other assets	(31)	—	(8)
Net (decrease) increase in other liabilities	11	—	(5)
Undistributed earnings of subsidiary	(7,568)	(3,050)	(2,420)
Stock-based compensation expense	210	293	168
Cash flows from operating activities	1,383	1,286	1,621
Repayment of capital purchase program	—	(12,600)	—
Small Business Lending Fund funds received	—	12,600	—
Stock options exercised, including tax benefits of $30 in 2012, none in 2011 and 2010	181	11	2
Cash dividends paid on common stock	(968)	(568)	(646)
Cash dividends on preferred stock series A,B,C	(658)	(545)	(654)
Cash flows provided by financing activities	(1,445)	(1,102)	(1,298)
Net (decrease) A30increase in cash	(62)	184	323
Cash, beginning of year	574	390	67
Cash, end of year	$ 512	$ 574	$ 390

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. Disclosure controls and procedures are designed with the objective of ensuring that information required to be disclosed in reports filed by the Company under the Exchange Act, such as this Annual Report, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures are also designed with the objective of ensuring that such information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting. The Company's management, including the Chief Executive Officer and the Chief Financial Officer, evaluated the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2012. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective. There was no change in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Rule 13a-15(f) under the Exchange Act, internal control over financial reporting is a process designed by, or under the supervision of, a company's principal executive and principal financial officers and effected by a company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

a) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of a company;

b) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of a company are being made only in accordance with authorizations of management and the board of directors of the company, and

c) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company's assets that could have a material effect on its financial statements.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management has used the criteria established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate the effectiveness of the Company's internal control over financial reporting. Management has selected the COSO framework for its evaluation as it is a control framework recognized by the SEC and the Public Company Accounting Oversight Board, that is free from bias, permits reasonably consistent qualitative and quantitative measurement of the Company's internal controls, is sufficiently complete so that relevant controls are not omitted and is relevant to an evaluation of internal controls over financial reporting.

Based on our assessment, management has concluded that our internal control over financial reporting, based on criteria established in "Internal Control-Integrated Framework" issued by COSO was effective as of December 31, 2012.

Date: April 1, 2013

/s/ Thomas C. Mc Graw	/s/ David A. Curtis
Thomas C. Mc Graw	David A. Curtis
Chief Executive Officer	Chief Financial Officer

This annual report does not include an attestation report of the company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Inherent Limitations on Effectiveness of Controls

The Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud.

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 of Form 10-K is incorporated by reference to the applicable information contained in the Company's Proxy Statement for the 2013 Annual Meeting of Shareholders which will be filed pursuant to Regulation 14A.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 of Form 10-K is incorporated by reference to the applicable information contained in the Company's Proxy Statement for the 2013 Annual Meeting of Shareholders which will be filed pursuant to Regulation 14A.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by Item 12 of Form 10-K is incorporated by reference to the applicable information contained in the Company's Proxy Statement for the 2013 Annual Meeting of Shareholders which will be filed pursuant to Regulation 14A.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 of Form 10-K is incorporated by reference to the applicable information contained in the Company's Proxy Statement for the 2013 Annual Meeting of Shareholders which will be filed pursuant to Regulation 14A.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by Item 14 of Form 10-K is incorporated by reference to the applicable information contained in the Company's Proxy Statement for the 2013 Annual Meeting of Shareholders which will be filed pursuant to Regulation 14.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENTS, SCHEDULES

(a)(1) Financial Statements. Listed and included in Part II, Item 8.

(2) Financial Statement Schedules. All schedules have been omitted since the required information is not present in amounts sufficient to require submission of the schedule or because the information required is included in the Financial Statements or notes thereto.

(3) Exhibits.

Exhibit Number	Document Description
**2.1	(deleted)
2.2	Acquisition Agreement dated November 5, 2004, signed among First National Bank of Northern California, Sequoia National Bank and Hemisphere National Bank (incorporated by reference from Exhibit 2.2 to the Company's Current Report on Form 8-K filed with the Commission on November 9, 2004).
2.3	First Addendum to Acquisition Agreement, dated December 13, 2004, signed among First National Bank of Northern California, Sequoia National Bank, Hemisphere National Bank and Privee Financial, Inc. (incorporated by reference from Exhibit 2.5 to the Company's Current Report on Form 8-K filed with the Commission on December 17, 2004)
2.4	Second Addendum to Acquisition Agreement. Dated as of April 15, 2005, signed among First National Bank Of Northern California, Sequoia National Bank, Hemisphere National Bank and Privee Financial, Inc. (incorporated by reference from Exhibit 2.4 to the Company's Current Report on Form 8-K filed with the Commission on May 2, 2005)
**3.1	Articles of Incorporation of FNB Bancorp
3.2	Certificate of Determination of Fixed Rate Cumulative Perpetual Preferred Stock, Series A ("Series A Preferred Stock"), of FNB Bancorp (incorporated by reference from Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on February 27, 2009)
3.3	Certificate of Determination of Fixed Rate Cumulative Perpetual Preferred Stock, Series B ("Series B Preferred Stock"), of FNB Bancorp (incorporated by reference from Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the Commission on February 27, 2009)
3.4	Bylaws of FNB Bancorp (as amended through October 28, 2011) incorporated by reference from Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the Commission on October 28, 2011)
3.5	Certificate of Determination of Senior Non-Cumulative Perpetual Preferred Stock, Series C ("Series C Preferred Stock") incorporated by reference from Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on September 19, 2011)
**4.1	Specimen of the Registrant's common stock certificate.
4.2	Form of Certificate for the Series A Preferred Stock (incorporated by reference from Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Commission on February 27, 2009)
4.3	Warrant for Purchase of Shares of Series B Preferred Stock ("Warrant") (incorporated by reference from Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the Commission on February 27, 2009)
4.4	Form of Certificate for the Series B Preferred Stock (incorporated by reference from Exhibit 4.3 to the Company's Current Report on Form 8-K filed with the Commission on February 27, 2009)

4.5 Form of Certificate for the Series C Preferred Stock (incorporated by reference from Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Commission on September 19, 2011)

**10.1 Lease agreement dated April 24, 1995, as amended, for Eureka Square Branch Office of First National Bank of Northern California at Eureka Square Shopping Center, Pacifica, California

**10.2 (deleted)

10.3 (deleted)

10.4 (deleted)

10.5 (deleted)

10.6 (deleted)

10.7 (deleted)

10.8(a) (deleted)

10.8(b) (deleted)

**10.9 First National Bank Profit Sharing and 401(k) Plan dated August 26, 1969.*

**10.10 First National Bank Deferred compensation Plan dated November 1, 1997.*

**10.11 Salary Continuation Agreement between First National Bank of Northern California and Michael R. Wyman, dated December 20, 1996.*

**10.12 Salary Continuation Agreement between First National Bank of Northern California and Paul B. Hogan dated December 20, 1996.*

**10.13 Salary Continuation Agreement between First National Bank of Northern California and James B. Ramsey, dated December 23, 1999.*

**10.14 Form of Management Continuity Agreement signed on July 20, 2000, between First National Bank of Northern California and Jim D. Black, Charles R. Key and Anthony J. Clifford.*

10.15 (deleted)

**10.16 Communications Site Lease Agreement as amended dated March 30, 1999, between First National Bank of Northern California, as Lessor and Nextel of California, Inc., as Lessee, with respect to Redwood City Branch Office.

10.17 (deleted)

**10.18 Separation Agreement between First National Bank of Northern California and Paul B. Hogan, dated December 5, 2001.*

***10.19 First Amendment to Separation Agreement between First National Bank of Northern California and Paul B. Hogan, dated March 22, 2002.*

****10.20 FNB Bancorp Stock Option Plan (effective March 15, 2002).*

****10.21 FNB Bancorp Stock Option Plan, Form of Incentive Stock Option Agreement.*

****10.22 FNB Bancorp Stock Option Plan, Form of Nonstatutory Stock Option Agreement.*

*****10.23 FNB Bancorp 2002 Stock Option Plan (adopted June 28, 2002).*

*****10.24	FNB Bancorp 2002 Stock Option Plan, Form of Incentive Stock Option Agreement.*
*****10.25	FNB Bancorp 2002 Stock Option Plan, Form of Nonstatutory Stock option Agreement.*
******10.26	Lease Agreement dated August 13, 2003, for San Mateo Branch Office of First National Bank of Northern California, located at 150 East Third Avenue, San Mateo, California.
10.27	Salary Continuation Agreement and Split-Dollar Agreement for Jim D. Black (incorporated by reference from Exhibit 10.27 to the Company's Current Report on Form 8-K filed with the Commission on September 10, 2004).*
10.28	Salary Continuation Agreement and Split-Dollar Agreement for Anthony J. Clifford (incorporated by reference from Exhibit 10.28 to the Company's Current Report on Form 8-K filed with the Commission on September 10, 2004).*
10.29	Amended and Restated Salary Continuation and Split-Dollar Agreement for James B. Ramsey (incorporated by reference from Exhibit 10.29 o the company's current Report on Form 8-K filed with the Commission on September 10, 2004).*
*******10.30	Lease Agreement dated May 1, 2003 as amended by Assignment, Assumption and Consent Agreement for the Financial District Branch of First National Bank of Northern California located at 65 Post Street, San Francisco, California.
*******10.31	Lease Agreement dated July 1, 1999, as amended by Assignment, Assumption and Consent for the Portola Branch Office of First National Bank of Northern California located at 699 Portola Drive, San Francisco, California.
10.32	Amendment to Salary Continuation Agreement for Jim D. Black (incorporated by reference from Exhibit 99.37 to the Company's Current Report on Form 8-K filed with the Commission on July 26, 2006).*
10.33	Amendment to Salary Continuation Agreement for Anthony J. Clifford (incorporated by reference from Exhibit 99.38 to the Company's Current Report on Form 8-K filed with the Commission on July 26, 2006).*
10.34	Amendment to Amended and Restated Salary Continuation Agreement for James B. Ramsey (incorporated by reference from Exhibit 99.39 to the Company's Current report on Form 8-K filed with the Commission on July 26, 2006).*
10.35	Lease Agreement dated February 3, 2006, for warehouse facility of First National Bank of Northern California (incorporated by reference from Exhibit 10.35 to the company's Annual Report on Form 10-K filed with the Commission on March 13, 2008).
10.36	First National Bank Deferred Compensation Plan dated December 1, 2007 (incorporated by reference from Exhibit 10.36 to the Company's Annual Report on Form 10-K filed with the Commission on March 13, 2008).*
10.37	Amendment No. 5 to the First National Bank Profit Sharing and 401(k) Plan dated December 1, 2007 (incorporated by reference from Exhibit 10.37 to the Company's Annual Report on Form 10-K filed with the Commission on March 13, 2008).*
10.38	Executive Supplemental Compensation Agreement between First National Bank of Northern California and David A. Curtis dated March 3, 2008 (incorporated by reference from Exhibit 10.38 to the Company's Current Report on Form 8-K filed with the Commission on March 6, 2008).*
10.39	Split-Dollar Life Insurance Agreement between First National Bank of Northern California and David A. Curtis dated March 3, 2008 (incorporated by reference from Exhibit 10.39 to the Company's Current Report on Form 8-K filed with the Commission on March 6, 2008).*
********10.40	FNB Bancorp 2008 Stock Option Plan (adopted February 22, 2008).*
10.41	Second 409A Amendment to the Salary Continuation Agreement for Jim D. Black (incorporated by reference from Exhibit 99.66 to the Company's Current Report on Form 8-K filed with the Commission on December 22, 2008).*

10.42 Second 409A Amendment to the Salary Continuation Agreement for Anthony J. Clifford (incorporated by reference from Exhibit 99.67 to the Company's Current Report on Form 8-K filed with the Commission on December 22, 2008).*

10.43 Amendment to the Executive Supplemental Compensation Agreement for David A. Curtis (incorporated by reference from Exhibit 99.68 to the Company's Current Report on Form 8-K filed with the Commission on December 22, 2008).*

10.44 Letter Agreement dated February 27, 2009, between FNB Bancorp and United States Department of the Treasury pertaining to the election of directors by the holder(s) of the Series A and Series B Preferred Stock (incorporated by reference from Exhibit 4.4 to the Company's Current Report on Form 8-K filed with the Commission on February 27, 2009)

10.45 Letter Agreement, including Schedule A and Securities Purchase Agreement Standard Terms, dated February 27, 2009, between FNB Bancorp and United States Department of the Treasury, with respect to to the issuance and sale of the Series A and Series B Preferred Stock and the Warrant (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on February 27, 2009)

10.46 Letter Agreement dated February 27, 2009, between FNB Bancorp and United States Department of the Treasury pertaining to the American Recovery and Reinvestment Act of 2009 (incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Commission on February 27, 2009)

10.47 Letter Agreement dated February 27, 2009, between FNB Bancorp and United States Department of the Treasury amending certain sections of the Securities Purchase Agreement Standard Terms (incorporated by reference from Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Commission on February 27, 2009)

10.48 Form of Compensation Modification Agreement and Waiver, dated February 27, 2009, executed by each of:

Thomas C. McGraw
Chief Executive Officer
FNB Bancorp and First National Bank of Northern California

Jim D. Black, President
FNB Bancorp and First National Bank of Northern California

Anthony J. Clifford
Executive Vice President and Chief Operating Officer
FNB Bancorp and First National Bank of Northern California

David A. Curtis
Senior Vice President and Chief Financial Officer
FNB Bancorp and First National Bank of Northern California

Randy R. Brugioni
Senior Vice President and Senior Loan Officer
FNB Bancorp and First National Bank of Northern California

(incorporated by reference from Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the

Commission on February 27, 2009).

10.49 Lease agreement dated June 8, 1999, as amended August 18, 2009, for Linda Mar Branch Office of First National Bank of Northern California at Linda Mar Shopping Center, Pacifica, California

10.50 Sublease agreement dated as of September 20, 2010, between Wells Fargo Bank, N. A. as Sublandlord, and First National Bank of Northern California as Subtenant, for Chestnut Street Branch of First National Bank of Northern California

10.51 SBLF Securities Purchase Agreement dated September 15, 2011 between FNB Bancorp and the Secretary of the Treasury of the Treasury with respect to the Series C Preferred Stock (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on September 19, 2011)

10.52 Letter Agreement dated September 15, 2011 between FNB Bancorp and the Secretary of the Treasury pertaining to the election of directors by the holder(s) of the Series C Preferred Stock (incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Commission on September 19, 2011)

10.53 Letter Agreement dated September 15, 2011 between FNB Bancorp and the United States Department of the Treasury pertaining to the repurchase of all outstanding shares of Series A Preferred Stock and Series B Preferred Stock (incorporated by reference from Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Commission on September 19, 2011)

10.54 Lease Assumption and underlying lease agreement for the Guam Branch Office.

******14.0 Code of Ethics

21.1 The Registrant has one subsidiary, First National Bank of Northern California

23.1 Consent of Moss Adams LLP

31.1 Rule 13a-14(a)/15d-14(a) Certification (principal executive officer)

31.2 Rule 13a-14(a)/15d-14(a) Certification (principal financial officer)

32.0 Section 1350 Certifications

101.INS XBRL Instance Document (furnished herewith)

101.SCH XBRL Taxonomy Extension Schema Document (furnished herewith)

101.CAL XBRL Taxonomy Extension Calculation Linkbase Document (furnished herewith)

101.DEF XBRL Taxonomy Extension Definition Linkbase Document (furnished herewith)

101.LAB XBRL Taxonomy Extension Label Linkbase Document (furnished herewith)

101.PRE XBRL Taxonomy Extension Presentation Linkbase Document (furnished herewith)

* Denotes management contracts, compensatory plans or arrangements.

** Incorporated by reference to registrant's Quarterly Report on Form 10-Q filed with the Commission on May 15, 2002.

*** Incorporated by reference to registrant's Annual Report on Form 10-K filed with the Commission on March 31, 2002.

**** Incorporated by reference to registrant's Statement on Form S-8 (No. 333-91596) filed with the Commission on July 1, 2002.

***** Incorporated by reference to the registrant's Registration Statement on Form S-8 (No. 333-98293) filed with the Commission on August 16, 2002.

****** Incorporated by reference to registrant's Annual Report on Form 10-K filed with the Commission on March 30, 2003.

******* Incorporated by reference to registrant's Annual Report on Form 10-K filed with the Commission on March 29, 2006.

******** Incorporated by reference from Appendix A to the Registrant's Definitive Proxy Statement for its 2008 Annual Meeting of Shareholders, filed with the Commission on April 21, 2008.

An Annual Report for the fiscal year ended December 31, 2011, and Notice of Annual Meeting and Proxy Statement for the Company's 2012 Annual Meeting will be mailed to security holders subsequent to the date of filing this report. Copies of said materials will be furnished to the Commission in accordance with the Commission's Rules and Regulations.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FNB BANCORP

Dated: April 1, 2013

By: /s/ Thomas C. McGraw
Thomas C. McGraw
Chief Executive Officer
(Principal Executive Officer

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Lisa Angelot Lisa Angelot	Chairwoman of the Board of Directors	April 1, 2013
/s/ Thomas C. McGraw Thomas C. McGraw	Director, Chief Executive Officer	April 1, 2013
/s/ David A. Curtis David A. Curtis	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	April 1, 2013
/s/ Thomas G. Atwood, D. D. S. Thomas G. Atwood, D. D. S.	Director	April 1, 2013
/s/ Ronald R. Barels, D.D.S. Ronald R. Barels, D.D.S.	Director	April 1, 2013
/s/ Merrie Turner Lightner Merrie Turner Lightner	Director	April 1, 2013
/s/ Michael Pacelli Michael Pacelli	Director	April 1, 2013
/s/ Edward J. Watson Edward J. Watson	Director and Secretary	April 1, 2013
/s/ Jim D. Black Jim D. Black	Director and President	April 1, 2013
/s/ Anthony J. Clifford Anthony J. Clifford	Director and Executive Vice President and Chief Operating Officer	April 1, 2013

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Nos. 333-91596, 333-98293, 333-106363 and 333-152578) on Form S-8 of our report dated April 1, 2013, relating to the consolidated financial statements appearing in this Annual Report on Form 10-K of FNB Bancorp for the year ended December 31, 2012.

/s/ Moss Adams LLP

Portland, Oregon
April 1, 2013

Exhibit 31.1

Rule 13a-14(a)/15d-14(a) Certifications

I, Thomas C. McGraw, certify that:

1. I have reviewed this annual report on Form 10-K of FNB Bancorp;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors :

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 1, 2013

/s/ Thomas C. McGraw
Thomas C. McGraw
Chief Executive Officer

Exhibit 31.2

Rule 13a-14(a)/15d-14(a) Certifications

I, David A. Curtis, certify that:

1. I have reviewed this annual report on Form 10-K of FNB Bancorp;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors:

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 1, 2013

/s/ David A. Curtis
David A. Curtis
Senior Vice President and Chief Financial Officer

Exhibit 32

Section 1350 Certifications

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, chapter 63 of Title 18, United Stated Code), each of the undersigned officers of FNB Bancorp, a California corporation (the "Company"). Does hereby certify that:

1. The Company's Annual Report on Form 10-K for the year ended December 31, 2012 (the "Form 10-K") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. Information contained in the Form 10-K fairly presents, in all material aspects, The financial condition and results of operations of the Company.

Dated: April 1, 2013

/s/ Thomas C. McGraw
Thomas C. McGraw
Chief Executive Officer

Dated: April 1, 2013

/s/ David A. Curtis
David A. Curtis
Senior Vice President and Chief Financial Officer

A signed original of this statement required by Section 906 has been provided to FNB Bancorp and will be retained by FNB Bancorp and furnished to the Securities and Exchange Commission or its staff upon request.

Corporate Information

Stock Exchange

FNB common stock is listed on the Bulletin Board under ticker symbol FNBG. For other shareholder related questions, call the Finance Department (650) 588-6800.

Dividend Payments

Dividend payments are paid following a declaration by our Board of Directors and have historically been paid quarterly.

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
Telephone 800-497-2300

Form 10-K

All shareholders receive a copy of the corporation's proxy statement and annual report (Form 10-K) which are filed with the Securities and Exchange Commission. Others interested in receiving these reports can contact the Finance Department listed below.

Requests for Information

Shirley Cabanero
Finance Officer
975 El Camino Real
South San Francisco, CA 94080

David A. Curtis
Senior Vice President & Chief Financial Officer
975 El Camino Real
South San Francisco, CA 94080


fnb bancorp